
Regional
Management Corp.


13000575

RM
LISTED
NYSE

Fiscal Year 2012 Annual Report on Form 10-K

Proxy Statement for the 2013 Annual Meeting of Stockholders


Regional
Finance


RMC
RETAIL


AutoCredit
SOURCE


ANCHOR
FINANCE


Sun
Finance


RMC
Financial
Services
Corporation


COMMUNITY
Credit Corp.


SUPERIOR
FINANCIAL SERVICES

Regional Management Corp.
509 W. Butler Road • Greenville, SC 29607


Regional
Management Corp.

509 West Butler Road, Greenville, South Carolina 29607
Phone (864) 422-8011, Fax (864) 422-8035

March 21, 2013

Dear Stockholder:

2012 was an historic year for Regional Management Corp., as we completed our first year as a publicly-traded company and achieved another record performance in revenue and net income. For the year, we recorded revenue of $136.0 million, up 29% from the prior year, and pro forma net income, excluding one-time items, of $27.0 million. We increased our finance receivables by nearly 43%, and our active accounts grew 41% from the prior year-end. Let me briefly take you through what made 2012 so successful for Regional.

In January 2012, we completed the acquisition of a net 19 consumer lending locations in Alabama, along with $28 million in receivables. Right from the start of the year, we more than doubled our presence in this key state, and the acquired branches performed well throughout the year. On March 28, 2012, we completed our successful initial public offering and officially became a publicly-traded entity on the New York Stock Exchange. It was a long journey to get to this stage, and I'd like to personally thank our founder, Richard Godley, for his initial vision and tireless work in building Regional, as well as Palladium Equity Partners, LLC and Parallel Investment Partners, LLC for using their resources and knowledge to bring us to this level.

With the hard work of the IPO out of the way, we set our sights on expanding the Regional brand during the next nine months of 2012, and we delivered. In May 2012, we entered our seventh state—New Mexico—and for the year, we built 32 de novo branches throughout the Southeast and Southwest. During the second half of the year, we also conducted two of the most successful live check campaigns in Regional's history, which we believe will begin to pay significant dividends for us in 2013 and beyond by adding thousands of brand-new customers and active accounts. And I would be remiss if I did not mention the performance of our RMC Retail business unit, which saw its receivables nearly triple from the end of 2011. We started the RMC Retail unit at the end of 2009, and three years later, we have nearly $30 million in RMC Retail finance receivables on our books.

As strong as 2012 was, we believe the outlook is even brighter for 2013. At the beginning of the year, we entered our eighth state—Georgia—and we have announced our plans to expand throughout our footprint with 35 to 45 de novo branches during the year. We have started to receive the benefits from our successful holiday live check campaign, which should have a positive impact on our 2013 results. Overall, our growth trajectory remains strong, our balance sheet remains healthy, and we are excited for what the future will bring to Regional.

We appreciate the support of all of our stockholders as we work diligently to provide you with long-term value. We look forward to seeing you soon at our first annual stockholder meeting.

Best regards,

Thomas F. Fortin
Chief Executive Officer

This annual report to stockholders contains forward-looking statements and non-GAAP financial information. Please see page 1 of our Annual Report on Form 10-K, which accompanies this annual report to stockholders, for information regarding forward-looking statements and page 62 of our Annual Report on Form 10-K for a reconciliation of pro forma net income to actual net income.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to ______

Commission File Number: 001-35477

Regional Management Corp.
(Exact name of registrant as specified in its charter)

Delaware	**57-0847115**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
509 West Butler Road Greenville, South Carolina	**29607**
(Address of principal executive offices)	(Zip Code)

(864) 422-8011

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.10 par value	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to the Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 29, 2012 (the last business day of the registrant's most recently completed second fiscal quarter), the aggregate market value of the common stock held by non-affiliates of the registrant was $80,359,188 based upon the closing sale price as reported on the New York Stock Exchange.

As of March 8, 2013, there were 12,486,727 shares of the registrant's common stock outstanding.

Documents Incorporated by Reference

Certain information required by Part III of this Annual Report on Form 10-K is incorporated herein by reference to the Proxy Statement for the 2013 Annual Meeting of the Company's stockholders, which is expected to be filed pursuant to Regulation 14A within 120 days after the end of the registrant's fiscal year ended December 31, 2012.

REGIONAL MANAGEMENT CORP.

ANNUAL REPORT ON FORM 10-K
Fiscal Year Ended December 31, 2012

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K includes "forward-looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including, but not limited to, certain disclosures contained in Item 1, "Business," Item 1A, "Risk Factors," and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations." These forward-looking statements include, but are not limited to, statements about our strategies, future operations, future financial position, future revenues, projected costs, expectations regarding demand and acceptance for our financial products, growth opportunities and trends in the market in which we operate, prospects, plans and objectives of management, representations, and contentions, and are not historical facts. Forward-looking statements typically are identified by the use of terms such as "may," "will," "should," "could," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," "continue," and similar words, although some forward-looking statements are expressed differently. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Forward-looking statements included herein represent management's current judgment and expectations, but our actual results, events, and performance could differ materially from the plans, intentions, and expectations disclosed in the forward-looking statements that we make. These forward-looking statements involve risks and uncertainties that could cause our actual results to differ materially from those in the forward-looking statements, including without limitation, the risks set forth in Item 1A, "Risk Factors" in this Annual Report on Form 10-K. We do not intend to update any of these forward-looking statements or publicly announce the results of any revisions to these forward-looking statements, other than as is required under the federal securities laws.

The following discussion should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements, including the notes thereto.

PART I

ITEM 1. *BUSINESS.*

Overview

Regional Management Corp. (together with its subsidiaries, "Regional," the "Company," "we," "us," and "our") was incorporated in South Carolina on March 25, 1987, and converted into a Delaware corporation on August 23, 2011. We are a diversified specialty consumer finance company providing a broad array of loan products primarily to customers with limited access to consumer credit from banks, thrifts, credit card companies, and other traditional lenders. We began operations in 1987 with four branches in South Carolina and have expanded our branch network to 221 locations with over 245,000 active accounts across South Carolina, Texas, North Carolina, Tennessee, Alabama, Oklahoma, and New Mexico as of December 31, 2012. Most of our loan products are secured and each is structured on a fixed rate, fixed term basis with fully amortizing equal monthly installment payments, repayable at any time without penalty. Our loans are sourced through our multiple channel platform, including in our branches, through direct mail campaigns, independent and franchise automobile dealerships, online credit application networks, furniture and appliance retailers, and our consumer website. We operate an integrated branch model in which all loans, regardless of origination channel, are serviced and collected through our branch network, providing us with frequent in-person contact with our customers, which we believe improves our credit performance and customer loyalty. Our goal is to consistently and soundly grow our finance receivables and manage our portfolio risk while providing our customers with attractive and easy-to-understand loan products that serve their varied financial needs.

Our diversified product offerings include:

- *Small Installment Loans* – We offer standardized small installment loans ranging from $300 to $2,500, with terms of up to 36 months, which are secured by non-essential household goods. We originate these loans both through our branches, via our consumer website, by customer referrals, and through mailing live checks to pre-screened individuals who are able to enter into a loan by depositing these checks. As of

December 31, 2012, we had approximately 181,000 small installment loans outstanding representing $190.3 million in finance receivables or an average of approximately $1,000 per loan. In 2012, interest and fee income from small installment loans contributed $65.9 million to our total revenue.

- *Large Installment Loans* – We offer large installment loans through our branches ranging from $2,500 to $20,000, with terms of between 18 and 60 months, which are secured by a vehicle in addition to non-essential household goods. As of December 31, 2012, we had approximately 19,000 large installment loans outstanding representing $57.4 million in finance receivables or an average of approximately $3,000 per loan. In 2012, interest and fee income from large installment loans contributed $16.9 million to our total revenue.
- *Automobile Purchase Loans* – We offer automobile purchase loans of up to $27,500, generally with terms of between 36 and 72 months, which are secured by the purchased vehicle. Our automobile purchase loans are offered through a network of dealers in our geographic footprint, including over 2,200 independent and approximately 1,200 franchise automobile dealerships as of December 31, 2012. Our automobile purchase loans include both direct loans, which are sourced through a dealership and closed at one of our branches, and indirect loans, which are originated and closed at a dealership in our network without the need for the customer to visit one of our branches. As of December 31, 2012, we had approximately 18,000 automobile purchase loans outstanding representing $159.8 million in finance receivables or an average of approximately $8,900 per loan. In 2012, interest and fee income from automobile purchase loans contributed $32.2 million to our total revenue.
- *Furniture and Appliance Purchase Loans* – We offer indirect furniture and appliance purchase loans of up to $7,500, with terms of between six and 48 months, which are secured by the purchased furniture or appliance. These loans are offered through a network of approximately 625 furniture and appliance retailers, including 102 franchise locations of the largest furniture retailer in the United States. Since launching this product in November 2009, our portfolio has grown to approximately 27,000 furniture and appliance purchase loans outstanding representing $30.0 million in finance receivables or an average of approximately $1,100 per loan as of December 31, 2012. In 2012, interest and fee income from furniture and appliance loans contributed $4.2 million to our total revenue.
- *Insurance Products* – We offer our customers optional payment protection insurance relating to many of our loan products. In 2012, insurance income, net, was $10.8 million, or 8.0% of our total revenue.

We report operating segments in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 280. We have one reportable segment, which is the consumer finance segment. Our other revenue generating activities, including insurance operations, are performed in the existing branch network in conjunction with or as a complement to the lending operations. For financial information regarding the results of our only reportable segment, the consumer finance segment, for each of the last three fiscal years, refer to Item 6, "Selected Financial Data" and Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Our Industry

We operate in the consumer finance industry serving the large and growing population of non-prime and underbanked consumers who have limited access to credit from banks, thrifts, credit card companies, and other traditional lenders. According to the Federal Deposit Insurance Corporation, or FDIC, there were approximately 51 million adults living in underbanked households in the United States in 2011. Furthermore, difficult economic conditions in recent years have resulted in an increase in the number of non-prime consumers in the United States.

While the number of non-prime consumers in the United States has grown, the supply of consumer credit to this demographic has contracted. Following deregulation of the U.S. banking industry in the 1980s, many banks and finance companies that traditionally provided small denomination consumer credit refocused their businesses on larger loans with lower comparative origination costs and lower charge-off rates. Tightened credit requirements imposed by banks, thrifts, credit card companies, and other traditional lenders that began during the recession in 2008 and 2009 have further reduced the supply of consumer credit for the growing number of non-prime and underbanked individuals.

We believe the large and growing number of potential customers in our target market, combined with the decline in available consumer credit, provides an attractive market opportunity for our diversified product offerings—installment lending, automobile purchase lending, and furniture and appliance purchase lending.

Installment Lending. Installment lending to underbanked and other non-prime consumers is one of the most highly fragmented sectors of the consumer finance industry. We believe that installment loans are provided through approximately 8,000 to 10,000 individually-licensed finance company branches in the United States. Providers of installment loans, such as Regional, generally offer loans with longer terms and lower interest rates than other alternatives available to underbanked consumers, such as title, payday, and pawn lenders.

Automobile Purchase Lending. Automobile finance comprises one of the largest consumer finance markets in the United States. The automobile purchase loan sector is generally segmented by the credit characteristics of the borrower. Automobile purchase loans are typically initiated or arranged through automobile dealers nationwide who rely on financing to drive their automobile sales.

Furniture and Appliance Purchase Lending. The furniture and appliance industry represents a large consumer market with limited financing options for non-prime consumers. Most furniture retailers do not provide their own financing, but instead partner with large banks and credit card companies who generally limit their lending activities to prime borrowers. As a result, non-prime customers often do not qualify for financing from these traditional lenders. Continued demand for furniture and appliances, combined with constraints on the availability of credit for non-prime consumers, presents a growth opportunity for furniture and appliance purchase loans.

Our Business Model and Operations

Integrated Branch Model Offers Advantages Over Traditional Lenders. Our branch network, with 221 locations across seven states as of December 31, 2012, serves as the foundation of our multiple channel platform and the primary point of contact with our over 245,000 active accounts. By integrating underwriting, servicing, and collections at the branch level, our employees are able to maintain a relationship with our customers throughout the life of a loan. For loans originated at a branch, underwriting decisions are typically made by our local branch manager. Our branch managers combine our sound, company-wide underwriting standards and flexibility within our guidelines to consider each customer's unique circumstances. This tailored branch-level underwriting approach allows us to both reject certain marginal loans that would otherwise be approved solely based on a credit report or automated loan approval system, as well as to selectively extend loans to customers with prior credit challenges who might otherwise be denied credit. In addition, all loans, regardless of origination channel, are serviced and collected through our branches, which allows us to maintain frequent, in-person contact with our customers. We believe this frequent-contact, relationship-driven lending model provides greater insight into potential payment difficulties and allows us to more effectively pursue payment solutions, which improves our overall credit performance. Additionally, with approximately 70% of monthly payments made in-person at our branches, we have frequent opportunities to assess the borrowing needs of our customers and offer new loan products as their credit profiles evolve.

Multiple Channel Platform. We offer a diversified range of loan products through our multiple channel platform, which enables us to efficiently reach existing and new customers throughout our markets. We began building our strategically located branch network over 25 years ago and have expanded to 221 branches as of December 31, 2012. Our automobile purchase loans are offered through a network of dealers in our geographic footprint, including over 2,200 independent and approximately 1,200 franchise auto dealerships as of December 31, 2012. We have recently begun to expand this channel by offering indirect automobile purchase loans, which are closed at the dealership without the need for the customer to visit a branch. In addition, we have relationships with approximately 625 furniture and appliance retailers that offer our furniture and appliance purchase loans in their stores at the point of sale. We have also further developed and refined our direct mail campaigns, including pre-screened live check mailings and mailings of invitations to apply for a loan, which enable us to market our products to hundreds of thousands of customers on a cost-effective basis. Finally, we have developed our consumer website to promote our products and facilitate loan applications. We believe that our multiple channel platform provides us with a competitive advantage by giving us broader access to our existing customers and multiple avenues for attracting new customers, enabling us to grow our finance receivables, revenues, and earnings while we maintain consistent credit performance through our integrated branch model.

Attractive Products for Customers with Limited Access to Credit. Our flexible loan products, ranging from $300 to $27,500 with terms of up to 72 months, are competitively priced, easy to understand, and incorporate features designed to meet the varied financial needs and credit profiles of a broad array of consumers. This product diversity distinguishes us from monoline competitors and provides us with the ability to offer our customers new loan products as their credit profiles evolve, building customer loyalty.

We believe that the rates on our products are significantly more attractive than many other credit options available to our customers, such as payday, pawn, or title loans. We also differentiate ourselves from such alternative financial service providers by reporting our customers' payment performance to credit bureaus, providing our customers the opportunity to improve their credit score by establishing a responsible payment history with us and ultimately to gain access to a wider range of credit options, including our own. We believe this opportunity for our customers to potentially improve their credit history, combined with our competitive pricing and terms, distinguish us in the consumer finance market and provide us with a competitive advantage.

Demonstrated Organic Growth. We have grown our finance receivables by 127.6% from $192.3 million at December 31, 2008 to $437.6 million at December 31, 2012. Our growth has come both from expanding our branch network and developing new channels and products.

From 2008 to 2012, we grew our year-end branch count from 112 branches to 221 branches, a compound annual growth rate, or CAGR, of 18.5%. We opened or acquired 51 net new branches in 2012. We have also grown our existing branch revenues. Historically, our branches have rapidly increased their outstanding finance receivables during the early years of operations and generally have quickly achieved profitability.

We have also grown by adding new channels and products, which are then serviced at the local branch level. We introduced direct automobile purchase loans in 1998, and we have recently expanded our product offerings to include indirect automobile purchase loans. Indirect automobile purchase loans allow customers to obtain a loan at a dealership without visiting one of our branches. We opened two AutoCredit Source branches in early 2011 and two additional AutoCredit Source branches in 2012, which focus solely on originating, underwriting, and servicing indirect automobile purchase loans. In January 2013, we opened AutoCredit Source branches in Atlanta, Georgia and Austin, Texas. As of December 31, 2012, we had established over 444 indirect dealer relationships through our AutoCredit Source branches. Gross loan originations from our live check program have grown from $52.5 million in 2008 to $223.7 million in 2012, a CAGR of 43.7%, as we have increased the volume and sophistication of our live check marketing campaigns. We also introduced a consumer website enabling customers to complete a loan application online. Since the launch of our website in late 2008, we have received more than 42,000 applications resulting in loans representing $10.3 million in gross finance receivables.

Consistent Portfolio Performance. Through over 25 years of experience in the consumer finance industry, we have established conservative and sound underwriting and lending practices to carefully manage our credit exposure as we grow our business, develop new products, and enter new markets. We generally do not make

Form 10-K

loans to customers with less than one year with their current employer and at their current residence, although we also consider numerous other factors in evaluating a potential customer's creditworthiness, such as unencumbered income and a credit report detailing the applicant's credit history. Our sound underwriting standards focus on our customers' ability to affordably make loan payments out of their discretionary income with the value of pledged collateral serving as a credit enhancement rather than the primary underwriting criterion. Portfolio performance is improved by our regular in-person contact with customers at our branches, which helps us to anticipate repayment problems before they occur, and allows us to proactively work with customers to develop solutions prior to default, using repossession only as a last option. In addition, our centralized management information system enables regular monitoring of branch portfolio metrics. Our state operations vice presidents and district supervisors monitor loan underwriting, delinquencies, and charge-offs of each branch in their respective regions on a daily basis. In addition, the compensation received by our branch managers and assistant managers has a significant performance component and is closely tied to credit quality, among other defined performance targets.

We believe our frequent-contact, relationship-driven lending model, combined with regular monitoring and alignment of employee incentives, improves our overall credit performance. Despite the challenges posed by the sharp economic downturn beginning in 2008, our annual net charge-offs since January 1, 2008 remained consistent, ranging from 6.5% to 8.6% of our average finance receivables. In 2012, our net charge-offs as a percentage of average finance receivables were 6.5%. Our credit loss provision as a percentage of total revenue for 2012 was 20.4%. We believe that our consistent portfolio performance demonstrates the resiliency of our business model throughout economic cycles.

Experienced Management Team. Our executive and senior operations management teams consist of individuals highly experienced in installment lending and other consumer finance services. We believe our executive management team's experience has allowed us to consistently grow our business while delivering high-quality service to our customers and carefully managing our credit risk. Our executive management team has centralized a number of business procedures, such as marketing and direct mail campaigns, which were formerly conducted at each branch, allowing us to enhance control over our individual branches. Our management team has also strengthened our underwriting procedures and improved the data monitoring that we apply across our business, including for our direct mail campaigns and our branch location analysis. As of December 31, 2012, our state operations vice presidents averaged more than 22 years of industry experience and more than 18 years of service at Regional, while our district supervisors averaged more than 17 years of industry experience and more than four years of service with Regional.

Our Strategies

Grow Our Branch Network. We intend to continue growing the revenue and profitability of our branch network by increasing volume at our existing branches, opening new branches within our existing geographic footprint, and expanding our operations into new states. Establishing local contact with our customers through the expansion of our branch network is key to our frequent-contact, relationship-driven lending model and is embodied in our marketing tagline: "Your Hometown Credit Source."

- *Existing Branches* – We intend to continue increasing same-store revenues, by further building relationships in the communities in which we operate and capitalizing on opportunities to offer our customers new loan products as their credit profiles evolve. From 2008 to 2012, we opened 109 new branches, and we expect revenues at these branches will continue to grow faster than our overall same-store revenue growth rate as these branches mature.
- *New Branches* – We believe there is sufficient demand for consumer finance services to continue our pattern of new branch growth and branch acquisitions in the states where we currently operate, allowing us to capitalize on our existing infrastructure and experience in these markets. We also analyze detailed demographic and market data to identify favorable locations for new branches.

Opening new branches allows us to generate both direct lending at the branches, as well as to create new origination opportunities by establishing relationships through the branches with automobile dealerships and furniture and appliance retailers in the community.

- *New States* – We intend to explore opportunities for growth in several states outside of our existing geographic footprint that enjoy favorable interest rate and regulatory environments, such as Kentucky, Louisiana, Mississippi, Missouri, and Virginia. We do not expect to expand into states with unfavorable interest rate or regulatory environments even if those states are otherwise attractive for our business. In 2011, we opened our first branch in Oklahoma, and in 2012, we opened our first branch in New Mexico. In January 2013, we opened an AutoCredit Source branch in Georgia.

We also believe that the highly fragmented nature of the consumer finance industry and the evolving competitive, regulatory, and economic environment provide attractive opportunities for growth through branch acquisitions although we have no present agreement or plan concerning any specific acquisition.

Continue to Expand and Capitalize on Our Diverse Channels and Products. We intend to continue to expand and capitalize on our multiple channel platform and broad array of offerings as follows:

- *Automobile Purchase Loans* – We source our automobile purchase loans through a network of over 3,400 dealers as of December 31, 2012. We have hired dedicated marketing personnel to develop relationships with these dealers and to expand our automobile financing network. We will also seek to capture a larger percentage of the financing activity of dealers in our existing network by continuing to improve our relationships with dealers and our response time for loan applications. We intend to continue to expand the number of franchise dealer relationships through our AutoCredit Source branches to grow our loan portfolio through increased penetration.
- *Live Check Program* – We continue to refine our screening criteria and tracking for direct mail campaigns, which we believe has enabled us to improve response rates and credit performance and allowed us to more than triple the annual number of live checks that we mailed since 2007. In 2012, we mailed over 1.9 million live checks as well as over 25,000 invitations to apply for loans. We intend to continue to increase our use of live checks to grow our loan portfolio by adding new customers and increasing volume at our branches, creating opportunities to offer new loan products to our existing customers. In addition, we mail live checks in new markets shortly before opening new branches, which we believe helps our new branches to more quickly develop a customer base and build finance receivables. Other than with respect to the State of Georgia, the use of live checks is not subject to substantial regulation in any of the states in which we currently operate or any states into which we expect to expand, but is subject to regulation in other jurisdictions. We are not aware of any pending legislation in any of the states in which we operate that would affect our use of live checks.
- *Furniture and Appliance Purchase Loans* – As of December 31, 2012, we had a network of approximately 625 furniture and appliance retail locations through which we offer our furniture and appliance loans. We intend to continue to grow our network of furniture and appliance retailers by having our dedicated marketing personnel continue to solicit new retailers, obtain referrals through relationships with our existing retail partners, and to a lesser extent, reach retailers through trade shows and industry associations. We believe that the furniture and appliance purchase lending markets are currently substantially underpenetrated, particularly with respect to non-prime customers, due to the limited number of lenders providing financing to these customers and the recent curtailment of credit provided by prime financing sources.
- *Online Sourcing* – We developed a new channel in late 2008 by offering an online loan application on our consumer website to serve customers who seek to reach us over the Internet. We intend to continue to develop and expand our online marketing efforts and increase traffic to our consumer website through the use of tools such as search engine optimization and paid online advertising.

Form 10-K

We believe the expansion of our channels and products, supported by the growth of our branch network, will provide us with opportunities to reach new customers as well as to offer new loan products to our existing customers as their credit profiles evolve. We plan to continue to develop and introduce new products that are responsive to the needs of our customers in the future.

Continue to Focus on Sound Underwriting and Credit Control. We intend to continue to leverage our core competencies in sound underwriting and credit management developed through over 25 years of lending experience as we seek to profitably grow our share of the consumer finance market. Our philosophy is to emphasize sound underwriting standards focused on a customer's ability to affordably make loan payments, to work with customers experiencing payment difficulties, and to use repossession only as a last option. For example, we permit customers to defer payments or refinance past due loans under certain circumstances, although we do not offer customers experiencing payment difficulties the opportunity to modify their loans to reduce the amount of principal or interest that they owe. A deferral extends the due date of the loan by one month and allows the customer to maintain his or her credit rating in good standing.

In addition to deferrals, we also allow customers to refinance loans. While we typically only allow customers to refinance if their loan is current, we allow customers to refinance past due loans on a limited basis if those customers otherwise satisfy our credit standards (other than with respect to the delinquency). We believe that refinancing past due loans for certain deserving customers who have made periodic payments allows us to help customers to resolve temporary financial setbacks and to repair or sustain their credit. During 2012, we refinanced only $4.1 million of past due loans, representing approximately 0.8% of our total loan volume for fiscal 2012. As of December 31, 2012, the outstanding gross balance of such refinancings was only $2.7 million, or less than 1.0% of gross finance receivables as of such date.

In accordance with this philosophy, we intend to continue to refine our underwriting standards to assess an individual's creditworthiness and ability to repay a loan. In recent years, we have implemented several new programs to continue improving our underwriting standards and loan collection rates, including our branch "scorecard" program that systematically monitors a range of operating, credit quality, and performance metrics. Our management information system enables us to regularly review loan volumes, collections, and delinquencies. We believe this central oversight, combined with our branch-level servicing and collections, improves credit performance. We plan to continue to develop strategies to further improve our sound underwriting standards and loan collection rates as we expand.

Our Products

Small Installment Loans. We offer small installment loans ranging from $300 to $2,500 through our branches as well as through our live check program. Our small installment loans are standardized by amount, rate, and maturity to reduce documentation and related processing costs and to conform with state lending laws. They are payable in fixed rate, fully amortizing equal monthly installments with terms of up to 36 months, and are repayable at any time without penalty. In 2012, the average originated net loan size and term for our small installment loans were $1,179 and 17 months, respectively. Our small installment loans include loans originated through our live check campaigns, which had an average originated net loan size and term of $1,226 and 16 months for 2012. The weighted average yield we earned on our portfolio of small installment loans was 47.8% in 2012. The interest rates, fees and other charges, maximum principal amounts, and maturities for our small installment loans vary from state to state, depending upon relevant laws and regulations.

The majority of our small installment loans are made to customers who visit one of our branches and complete a standardized credit application. Customers may also complete and submit a small installment loan application by phone or on our consumer website before completing the loan in one of our branches. We carefully evaluate each potential customer's creditworthiness by examining the individual's unencumbered income, length of current employment, duration of residence, and a credit report detailing the applicant's credit history.

Our small installment loan approval process is based on the customer's creditworthiness rather than the value of collateral pledged. Loan amounts are established based on underwriting standards designed to allow customers to affordably make their loan payments out of their discretionary income.

In addition, for small installment loans originated at our branches, we require our customers to submit a list of their non-essential household goods and pledge these goods as collateral. We do not perfect our security interests by filing UCC financing statements in these goods and instead typically collect a non-file insurance fee and obtain non-file insurance.

Each of our branches is equipped to perform immediate background, employment, and credit checks, and approve small installment loan applications promptly while the customer waits. Our employees verify the applicant's employment and credit histories through telephone checks with employers, other employment references, supporting documentation, such as paychecks and earnings summaries, and a variety of third-party credit reporting agencies.

We also source small installment loans through our live check mailing campaigns to pre-screened individuals. These campaigns are often timed to coincide with seasonal demand for loans to finance vacations, back-to-school needs, and holiday spending. We also launch live check campaigns in conjunction with opening new branches to help build an initial customer base. Customers can cash or deposit live checks at their convenience, thereby agreeing to the terms of the loan as prominently set forth on the check. Each individual we solicit for a live check loan has been pre-screened through a major credit bureau to meet our thorough underwriting criteria. In addition to screening each potential live check recipient's credit score and bankruptcy history, we also use a proprietary model that assesses 27 different attributes of potential recipients. When a customer enters into a loan by cashing or depositing the live check, our personnel gather additional contact and other information on the borrower to assist us in servicing the loan and offering other products to meet the customer's financing needs. Small installment loans originated through our live check program are secured by certain non-essential household goods.

The following table sets forth the composition of our finance receivables for small installment loans by state at December 31 of each year from 2008 through 2012:

	AT DECEMBER 31,				
	2008	2009	2010	2011	2012
South Carolina	53%	47%	43%	40%	31%
Texas	26%	27%	29%	29%	31%
North Carolina	19%	21%	20%	21%	21%
Tennessee	2%	4%	5%	6%	7%
Alabama	—	1%	3%	4%	9%
Oklahoma	—	—	—	—	1%
New Mexico	—	—	—	—	—
Total	100%	100%	100%	100%	100%

The following table sets forth the total number of small installment loans, finance receivables, and average per loan for our small installment loans by state at December 31, 2012:

	TOTAL NUMBER OF LOANS	FINANCE RECEIVABLES	AVERAGE PER LOAN
		(In thousands)	
South Carolina	59,001	$ 58,132	$ 985
Texas	57,004	59,156	1,038
North Carolina	31,562	40,306	1,277
Tennessee	13,255	13,168	993
Alabama	17,446	16,390	939
Oklahoma	2,006	2,428	1,277
New Mexico	793	759	957
Total	181,067	$190,339	$1,051

Large Installment Loans. We also offer large installment loans through our branches in amounts ranging from $2,500 to $20,000. Our large installment loans are payable in fixed rate, fully amortizing equal monthly installments with terms of 18 to 60 months, and are repayable at any time without penalty. We require our large installment loans to be secured by a vehicle, which may be an automobile, motorcycle, boat, or all-terrain vehicle, as well as certain non-essential household goods. In 2012, our average originated net loan size and term for large installment loans were $3,503 and 32 months, respectively. The weighted average yield we earned on our portfolio of large installment loans was 30.0% for 2012.

Potential customers apply for a large installment loan by visiting one of our branches, where they are interviewed by one of our employees who evaluates the customer's creditworthiness, including a review of a credit bureau report, before extending a loan. As with our small installment loans, large installment loans are made to individuals based on the customer's unencumbered income, length of current employment, duration of residence, and prior credit experience and credit report history. Loan amounts are established based on underwriting standards designed to allow customers to affordably make their loan payments out of their discretionary income. Our branches perform the same immediate verifications that we perform for small installment loans in order to approve large installment loan applications promptly.

Our branch employees will perform an in-person appraisal of the collateral pledged for a large installment loan using our multipoint checklist and will use one or more third-party valuation sources, such as the National Automobile Dealers Association Appraisal Guides, to determine an estimate of the collateral's value. Regardless of the value of the vehicle, we will not lend in excess of our assessment of the borrower's ability to repay.

We perfect all first-lien security interests in each pledged vehicle by retaining the title to the collateral in our files until the loan is fully repaid. In certain states, we offer large installment loans secured by second-lien security interests on vehicles, in which case we instead seek to perfect our security interest by recording our lien on the title. We work with customers experiencing payment difficulties to help them to find a solution and view repossession only as a last option. In the event we do elect to repossess a vehicle, we use third-party vendors. We then sell our repossessed vehicle inventory through public sales conducted by independent automobile auction organizations after the required post-repossession waiting period. Any excess proceeds from the sale of the collateral are returned to the customer.

The following table sets forth the composition of our finance receivables for large installment loans by state at December 31 of each year from 2008 through 2012:

	AT DECEMBER 31,				
	2008	2009	2010	2011	2012
South Carolina	72%	62%	57%	49%	30%
Texas	11%	11%	9%	9%	6%
North Carolina	15%	24%	26%	27%	22%
Tennessee	2%	2%	4%	8%	7%
Alabama	—	1%	4%	7%	35%
Oklahoma	—	—	—	—	—
New Mexico	—	—	—	—	—
Total	100%	100%	100%	100%	100%

The following table sets forth the total number of large installment loans, finance receivables, and average per loan for our large installment loans by state at December 31, 2012:

	TOTAL NUMBER OF LOANS	FINANCE RECEIVABLES	AVERAGE PER LOAN
		(In thousands)	
South Carolina	5,207	$17,297	$3,322
Texas	1,158	3,333	2,878
North Carolina	3,941	12,639	3,207
Tennessee	1,194	4,005	3,354
Alabama	7,891	20,059	2,542
Oklahoma	38	95	2,500
New Mexico	—	—	—
Total	19,429	$57,428	$2,956

Automobile Purchase Loans. Our automobile purchase loans are offered through a network of dealers in our geographic footprint, including over 2,200 independent and approximately 1,200 franchise automobile dealerships as of December 31, 2012. These loans are offered in amounts up to $27,500 and are secured by the financed vehicle. They are payable in fixed rate, fully amortizing equal monthly installments with terms generally of 36 to 72 months, and are repayable at any time without penalty. In 2012, our average originated net loan size and term for automobile purchase loans were $11,584 and 55 months, respectively. The weighted average yield we earned on our portfolio of automobile purchase loans was 22.2% for 2012.

Direct Automobile Purchase Loans. We have business relationships with dealerships throughout our geographic footprint that offer our loans to their customers in need of financing. These dealers will contact one of our local branches to initiate a loan application when they have identified a customer that meets our written underwriting standards. Applications for direct automobile purchase loans may also be received through one of the online credit application networks in which we participate, such as DealerTrack and RouteOne. We will review the application and requested loan terms and propose modifications, if necessary, before providing initial approval inviting the dealer and the customer to come to a local branch to close the loan. Our branch employees interview the customer to verify information in the dealer's credit application, obtain a credit bureau report on the customer, and inspect the vehicle to confirm that the customer's order accurately describes the vehicle before closing the loan. Our branch employees will perform the same in-person appraisal of the pledged vehicle that they would perform for a vehicle securing a large installment loan.

Indirect Automobile Purchase Loans. Since late 2010, we have also offered indirect automobile purchase loans, which allow customers and dealers to complete a loan at the dealership without the need to visit one of our branches. We only offer indirect loans through larger franchise dealers within our geographic footprint. These larger franchise dealers collect credit applications from their customers and either forward the applications to us specifically or, more commonly, submit the applications to numerous potential lenders through online credit application networks, such as DealerTrack and RouteOne. In early 2011, we introduced AutoCredit Source branches in the Dallas-Ft. Worth, Texas and Charlotte, North Carolina metropolitan areas, which focus solely on originating, underwriting, and servicing indirect automobile purchase loans. Since opening these two new AutoCredit Source branches, we have already established over 444 indirect dealer relationships through our AutoCredit Source branches. We opened two additional AutoCredit Source branches in Texas in January 2012, and in January 2013, we opened AutoCredit Source branches in the Atlanta, Georgia and Austin, Texas metropolitan areas. In our other markets, indirect automobile purchase loan applications are processed by our centralized underwriting department. Once the loan is approved, the dealer closes the loan on a standardized retail installment sales contract at the point of sale. Subsequently, we purchase the loan and then service and collect on it locally either through an AutoCredit Source branch or our nearest branch.

Automobile purchase loans are made to individuals based on the customer's unencumbered income, length of current employment, duration of residence, and prior credit experience and credit report history. Loan amounts are established based on underwriting standards designed to allow customers to affordably make their loan payments out of their discretionary income. We perfect our collateral by recording our lien and retaining the vehicle's title. Our underwriting standards, however, are primarily based on the creditworthiness of the borrower and we view repossession only as a last option.

The following table sets forth the composition of our finance receivables for automobile purchase loans by state at December 31 of each year from 2008 through 2012:

	AT DECEMBER 31,				
	2008	2009	2010	2011	2012
South Carolina	64%	61%	64%	55%	48%
Texas	7%	5%	5%	13%	19%
North Carolina	29%	32%	27%	26%	26%
Tennessee	—	2%	3%	4%	3%
Alabama	—	—	1%	2%	4%
Oklahoma	—	—	—	—	—
New Mexico	—	—	—	—	—
Total	100%	100%	100%	100%	100%

The following table sets forth the total number of automobile purchase loans, finance receivables, and average per loan for our automobile purchase loans by state at December 31, 2012:

	TOTAL NUMBER OF LOANS	FINANCE RECEIVABLES	AVERAGE PER LOAN
		(In thousands)	
South Carolina	9,274	$ 76,900	$ 8,292
Texas	2,404	29,953	12,460
North Carolina	4,667	41,725	8,940
Tennessee	609	5,505	9,040
Alabama	563	5,680	10,089
Oklahoma	5	74	14,800
New Mexico	—	—	—
Total	17,522	$159,837	$ 9,122

Furniture and Appliance Purchase Loans. We began offering loans to finance the purchase of furniture and appliances in late 2009. Our furniture and appliance purchase loans are indirect installment loans structured as retail installment sales contracts that are offered in amounts of up to $7,500. They are payable in fixed rate, fully amortizing equal monthly installments with terms of between six and 48 months, and are repayable at any time without penalty. In 2012, our average originated net loan size and term for furniture and appliance purchase loans were $1,520 and 26 months, respectively. The weighted average yield we earned on our portfolio of furniture and appliance purchase loans was 20.4% for 2012.

Our furniture and appliance purchase loans provide financing for customers who may not qualify for prime financing from traditional lenders. We believe that the furniture and appliance purchase lending markets are underserved by sources of non-prime financing. As compared to other limited sources of non-prime financing, our furniture and appliance loans often offer more attractive interest rates and terms to customers.

Our furniture and appliance purchase loans are indirect loans made through a retailer at the point of sale without the need for the customer to visit one of our branches, similar to our indirect automobile purchase loans. We partner with furniture and appliance retailers who offer our furniture and appliance purchase loans directly to their customers. As of December 31, 2012, we provided furniture and appliance purchase loans to customers at approximately 625 furniture and appliance retail locations, including 102 franchise store locations of the largest furniture retailer in the United States. By providing a source of non-prime financing, we are often able to help our retailer partners complete sales to customers who may not otherwise have been able finance their purchase.

Our retail partners typically submit applications to us online or via facsimile while the customer waits. If a customer is not accepted by a retailer's prime financing provider, we will evaluate the customer's credit based on the same application data, without the need for the customer to complete an additional form. Underwriting for our furniture and appliance purchase loans is conducted through a centralized underwriting team, RMC Retail.

We individually evaluate the creditworthiness of potential furniture and appliance purchase loan customers using the same information and resources as for our other loan products, including a credit bureau report, before providing a response to the retailer within ten minutes. If we approve the loan, the retailer completes our standardized retail installment sales contract, which includes recording a security interest in the purchased furniture or appliance. Loan amounts are established based on underwriting standards designed to allow customers to affordably make their loan payments out of their discretionary income. The collections of such loans are performed within our branches. We work with customers experiencing payment difficulties to help them to find a solution and view repossession of the collateral only as a last option.

The following table sets forth the total number of furniture and appliance purchase loans, the finance receivables, and average per loan for our furniture and appliance purchase loans by state at December 31, 2012:

	TOTAL NUMBER OF LOANS	FINANCE RECEIVABLES	AVERAGE PER LOAN
		(In thousands)	
South Carolina	1,873	$ 2,140	$1,143
Texas	17,028	19,031	1,118
North Carolina	5,449	5,926	1,088
Tennessee	1,214	1,298	1,069
Alabama	1,265	1,372	1,085
Oklahoma	93	121	1,301
New Mexico	62	67	1,081
Total	26,984	$29,955	$1,110

Form 10-K

Optional Credit Insurance Products. We offer our customers a number of different optional insurance products and other payment protection in connection with our loans. The insurance products we offer customers are voluntary and not a condition of the loan. Our insurance products, including the types of products offered and the terms and conditions thereof, vary from state to state in compliance with applicable laws and regulations. We do not sell insurance to non-borrowers. In 2012, insurance income, net, was $10.8 million, or 7.9% of our total revenue.

We market and sell insurance policies as an agent for an unaffiliated third-party insurance company. The policies are then ceded to our wholly-owned reinsurance subsidiary, RMC Reinsurance, Ltd., which then bears the full risk of the policy. For the sale of insurance policies, we, as agent, write policies only within the limitations established by our agency contracts with the unaffiliated third-party insurance company.

Credit Life Insurance, Credit Accident and Health Insurance, and Involuntary Unemployment Insurance. We market and sell optional credit life insurance, credit accident and health insurance, and involuntary unemployment insurance in connection with our loans in selected markets. Credit life insurance provides for the payment in full of the borrower's credit obligation to the lender in the event of the borrower's death. Credit accident and health insurance, which is only offered in conjunction with credit life insurance, provides for the repayment of loan installments to the lender that come due during an insured's period of income interruption resulting from disability from illness or injury. Involuntary unemployment insurance provides for repayment of loan installments in the event the borrower is no longer employed as the result of a layoff or reduction in workforce. All customers purchasing these types of insurance from us sign a statement on the loan contract affirming that they understand that their purchase of insurance is not a condition of our granting the loan.

Collateral Protection Collision Insurance. Before we originate an automobile purchase loan or large installment loan, we require the borrower to provide proof of acceptable liability and collision insurance on the vehicle securing the loan. While we do not offer automobile insurance to our customers, we will obtain collateral protection collision insurance, or CPI, on behalf of customers who permit their other insurance coverage to lapse. If we obtain CPI for a vehicle, the customer has the opportunity to provide proof of insurance to cancel the CPI and receive a refund of all unearned premiums.

Property Insurance. We also require that our customers provide proof of acceptable insurance for any personal property securing a loan. Customers can provide proof of such insurance purchased from a third party (such as homeowners or renters insurance) or can purchase the property insurance that we offer.

Our Branches

Our branches are generally conveniently located in visible, high traffic locations, such as shopping centers. We do not need to keep large amounts of cash at our branches because we disburse our loans by check, rather than by cash payment. As a result, our branches have an open, welcoming, and hospitable layout without the need for secure booths separating our customers from our employees.

The following table sets forth the number of branches as of the dates indicated:

	AT DECEMBER 31,				
	2008	**2009**	**2010**	**2011**	**2012**
South Carolina	59	58	61	69	69
Texas	30	31	35	44	56
North Carolina	18	18	19	24	26
Tennessee	5	6	10	18	20
Alabama	—	4	9	14	42
Oklahoma	—	—	—	1	6
New Mexico	—	—	—	—	2
Total	112	117	134	170	221

During the period presented in the table above, we grew net branches by 109 branches. In 2012, we opened or acquired 51 net new branches, including our first branch in New Mexico. In January 2012, we completed the acquisition of the assets of two consumer finance companies located in Alabama, consisting of 23 branches, four of which were merged into existing Regional offices.

In evaluating whether to locate a branch in a particular community, we examine several factors, including the demographic profile of the community, demonstrated demand for consumer finance, the regulatory and political climate, and the availability of suitable employees to staff, manage, and supervise the new branch. We also look for a concentration of independent and franchise automobile dealers as well as furniture and appliance retailers in order to build our sales finance business.

The following table sets forth the average finance receivables per branch based on maturity:

AGE OF BRANCH (AS OF DECEMBER 31, 2012)	AVERAGE FINANCE RECEIVABLES PER BRANCH AS OF DECEMBER 31, 2012	PERCENTAGE INCREASE FROM NEWER CATEGORY	NUMBER OF BRANCHES
	(In thousands)		
Branches open less than one year	$ 911	—	51
Branches open one to three years	$1,809	98.6%	53
Branches open three to five years	$2,306	27.5%	22
Branches open five years or more	$2,573	11.6%	95

The average contribution to operating income from our branches has historically increased as our branches mature. The following table sets forth the average operating income contribution per branch for the twelve months ended December 31, 2012, based on maturity of the branch.

AGE OF BRANCH (AS OF DECEMBER 31, 2012)	AVERAGE BRANCH OPERATING INCOME CONTRIBUTION	PERCENTAGE INCREASE FROM NEWER CATEGORY	NUMBER OF BRANCHES
Branches open less than one year	$ 36,000	—	51
Branches open one to three years	$187,000	419.4%	53
Branches open three to five years	$338,000	80.5%	22
Branches open five years or more	$509,000	50.6%	95

We calculate the average branch contribution as total revenues generated by the branch less the expenses directly attributable to the branch, including the provision for losses associated with loans closed at the branch and operating expenses such as personnel, lease, and interest expenses. General corporate overhead, including management salaries, are not attributable to any individual branch. Accordingly, the sum of branch contributions from all of our branches is greater than our income before taxes.

Payment and Loan Collections

We have implemented company-wide payment and loan collection policies and practices, which are designed to maintain consistent portfolio performance and to facilitate regulatory compliance. Our district supervisors and state vice presidents oversee the training of each branch employee in these policies and practices, which include standard procedures for communicating with customers in person, over the telephone, and by mail.

Form 10-K

Our corporate procedures require the maintenance of a log of collection activity for each account. Our state vice presidents, district supervisors, and internal audit teams regularly review these records to ensure compliance with our company procedures, which are designed to comply with applicable regulatory requirements. Our corporate policies also include encouraging customers to visit our branches to make payments.

We estimate that approximately 70% of monthly loan payments are received from customers in person at our branches, with the remaining payments generally made by mail. Encouraging payment at the branch allows us to maintain regular contact with our customers and further develop our overall relationship with them. We believe that the development and continual reinforcement of personal relationships with customers improves our ability to monitor their creditworthiness, reduces credit risk, and generates opportunities to offer new loan products to our customers as their credit profiles evolve. To reduce late payment risk, branch employees encourage customers to inform us in advance of expected payment problems.

Branch employees also promptly contact customers following the first missed payment due date and thereafter remain in close contact with such customers, including through phone calls and letters. Our branch employees also contact a delinquent customer at his or her place of employment and contact other references listed on the customer's loan application. We use third-party skip tracing services to locate delinquent customers in the event that our branch employees are unable to do so. In certain cases, we seek a legal judgment against delinquent customers.

We obtain security interests for most of our loans, and we perfect the security interests in vehicles securing large installment loans and automobile purchase loans. Our district supervisors and internal audit teams regularly review collateral documentation on our loan products to customers to confirm compliance with our guidelines. We perfect all first-lien security interests in each pledged vehicle by retaining the title to the collateral in our files until the loan is fully repaid. In certain states, we offer large installment loans secured by second-lien security interests on vehicles, in which case we instead seek to perfect our security interest by recording our lien on the title. We only initiate repossession efforts when an account is seriously delinquent, we have exhausted other means of collection, and in the opinion of management, the customer is unlikely to make further payments. Since 2010, we have sold substantially all repossessed vehicles through public sales conducted by independent automobile auction organizations, after the required post-repossession waiting period. Losses on the sale of repossessed collateral are charged to the allowance for credit losses.

In certain cases, we permit our existing customers to refinance their loans. Our refinancings of existing loans are divided into three categories: refinancings of loans in an amount greater than the original loan amount, renewals of existing loans that are current, and renewals of existing loans that are past due, which represented 15.0%, 32.4%, and 0.6%, respectively, of our loan originations in 2012.

Any refinancing of a loan in an amount greater than the original amount generally requires an underwriting review to determine a customer's qualification for the increased loan amount. Furthermore, we obtain a new credit report and may complete a new application on renewals of existing loans if they have not completed one within the prior two years.

While we typically only allow customers to refinance if their loan is current, we allow customers to refinance past due loans on a limited basis if those customers otherwise satisfy our credit standards (other than with respect to the delinquency). We believe that refinancing past due loans for certain deserving customers who have made periodic payments allows us to help customers to resolve temporary financial setbacks and to repair or sustain their credit. During 2012, we refinanced only $4.1 million of past due loans, and as of December 31, 2012, the outstanding balance of such refinancings was only $2.7 million, or less than 1% of gross finance receivables as of such date.

We fully reserve on our financial statements for accounts upon 180 days of contractual delinquency. However, we continue to pursue payments on such loans, which we believe improves overall recoveries. Accounts may only be charged off by our district supervisors or state vice presidents following review of the collection work applied to them. We continue to attempt to collect on charged-off loans centrally, and we do not sell any of our charged-off accounts to third-party debt purchasers, nor do we place any debt with third-party collection agencies.

Information Technology

Since 1999, we have used a data processing software package developed and owned by ParaData Financial Systems and have invested in customizing the ParaData software to improve the management of our specific processes and product types. The ParaData software is also used by many of our competitors. With this software package, we are able to fully automate all of our loan account processing and servicing. The system provides thorough management information and control capabilities, including monitoring of all loans made, collections, delinquencies, and other functions. We believe that the ParaData loan management system is adequate for our current business needs.

Competition

The consumer finance industry is highly fragmented, with numerous competitors. The competition we face for each of our loan products is distinct.

Small and Large Installment Loans. The small and large installment loan industry is highly fragmented in the seven states in which we operated as of December 31, 2012. Our largest installment loan competitor in most of the markets in which we operate is World Acceptance Corp., an installment finance lender with approximately 1,137 branches, approximately half of which are located in states that we serve. Additionally, we compete with Security Finance Corporation for small installment loans as well as for automobile purchase loans. We believe that Security Finance Corporation has in excess of 1,100 branches nationwide. We also compete with a handful of private competitors with between 100 to 250 branches in certain of the states in which we operate. We believe that the majority of our competitors are independent operators with generally less than 100 branches. We believe that competition between installment consumer loan companies occurs primarily on the basis of price, breadth of loan product offerings, flexibility of loan terms offered, and the quality of customer service provided. While underbanked customers may also use alternative financial services providers, such as title lenders, payday lenders, and pawn shops, their products offer different terms and typically carry substantially higher interest rates than our installment loans. Accordingly, we believe alternative financial services providers are not an attractive alternative for customers who meet our underwriting standards, which are generally stricter than the underwriting standards of alternative financial services providers. Our small and large installment loans also compete to a lesser extent with online or peer-to-peer lenders and issuers of non-prime credit cards.

Automobile Purchase Loans. In the automobile purchase loan industry, we compete with numerous financial service companies, including non-prime auto lenders, dealers that provide financing, captive finance companies owned by automobile manufacturers, banks, and to a limited extent, credit unions. Competition among automobile purchase lenders is largely on the basis of interest rates charged, the quality of credit accepted, the flexibility of loan terms offered, the speed of approval, and the quality of customer service provided. Much of the automobile purchase loan marketplace has shifted to processing loan applications generated at dealers through such online credit application networks as DealerTrack or RouteOne where prompt service and response times to dealers and their customers are essential to compete in this market.

Furniture and Appliance Purchase Loans. In the furniture and appliance purchase loan industry, there are currently only a small number of lenders dedicated to non-prime furniture and appliance purchase loans. To the extent customers require furniture and appliance financing but do not qualify for a retailer's prime sources of financing, the main alternatives are rent-to-own financing providers and credit card companies. Our furniture and appliance purchase loans are typically made at competitive rates, and competition is largely on the same basis as automobile purchase loans. Point-of-sale financing decisions must be made rapidly while the customer is on the sales floor. We provide responses to customers in less than ten minutes, and we staff RMC Retail, our centralized furniture and appliance purchase loan underwriting team, with multiple shifts seven days per week during peak retail furniture shopping hours to ensure rapid response times.

Seasonality

Our loan volume and corresponding finance receivables follow seasonal trends. Demand for our loans is typically highest during the fourth quarter, largely due to holiday spending. Loan demand has generally been the lowest during the first quarter, largely due to decreases in demand as a result of the timing of income tax refunds. During the remainder of the year, our loan volume typically grows from customer loan activity. In addition, we typically generate higher loan volumes in the second half of the year from our live check campaigns, which are timed to coincide with seasonal consumer demand. Consequently, we experience significant seasonal fluctuations in our operating results and cash needs.

Employees

As of December 31, 2012, we had approximately 912 employees, none of whom were represented by labor unions. We consider our relations with our personnel to be good. We experience a high level of turnover among our entry-level employees, which we believe is typical of the consumer finance industry.

Staff and Training. Local branches are generally staffed with three to four employees. The branch manager oversees operations of the branch and is responsible for approving all loan applications. Each branch has one or two assistant managers who contact delinquent customers, review loan applications, and prepare operational reports. Each branch also has a customer service representative who takes loan applications, processes loan applications, processes payments, and assists in the preparation of operational reports, collection efforts, and marketing activities. Larger volume branches may employ additional assistant managers and customer service representatives. New employees are tested on a detailed training manual that outlines our operating policies and procedures during the first year of employment. In addition, each branch provides weekly in-branch training sessions and periodic training sessions outside the branch. Our training of assistant managers focuses upon developing the skills necessary to allow for the future promotion of the assistant mangers to branch managers.

Monitoring and Supervision. We have robust oversight structures and procedures in place to ensure compliance with our operational standards and policies and the applicable regulatory requirements in each state. All of our loans are prepared using our loan management software, which is programmed to compute fees, interest rates, and other loan terms in compliance with our underwriting standards and applicable regulations. We work with our regulatory counsel to develop standardized forms and agreements for each state, ensuring consistency and compliance.

Our loan operations are organized by geography. As of March 2013, we have one state vice president for each of South Carolina, North Carolina, and Texas; one state vice president to oversee New Mexico and Oklahoma, and one state vice president to oversee Alabama and Tennessee. Several levels of management monitor and supervise the operations of each of our branches. Branch managers are directly responsible for the performance of their respective branches. District supervisors are responsible for the performance of between six and ten branches in their districts, communicating with the branch managers of each of their branches at least weekly, and visiting the branches at least monthly. Our state vice presidents monitor the performance of all of our branches, primarily through communications with district supervisors. These state vice presidents communicate with the district supervisors of each of their districts at least weekly and visit each of their branches at least quarterly. Our information technology platform enables us to regularly monitor our portfolio, which we believe improves our credit performance.

At least once per year, each branch undergoes an audit by our internal auditors. These audits include an examination of cash balances and compliance with our loan approval, review and collection procedures, and compliance with state and federal laws and regulations. Branches that do not receive a satisfactory grade from our internal audit team are automatically re-audited within 90 days in order to confirm operational improvements.

In 2009, we introduced a "scorecard" program to systematically monitor a range of operating metrics at each branch. Our scorecard system currently tracks 15 different dimensions of operations, including the performance and compliance of each branch on a series of underwriting metrics. Our headquarters staff provides central oversight by reconciling on a daily basis all account payments, cash balances, and bank deposits for each of our branches. Senior management receives daily delinquency, loan volume, charge-off, and other statistical reports consolidated by state and has access to these daily reports for each branch. On a monthly basis, district supervisors audit the operations of each branch in their geographic area and submit standardized reports detailing their findings to senior management. District supervisors and state vice presidents meet with the executive management team once per quarter to review branch scorecard results as well as to discuss other operational and financial performance results against our targets and historical standards. Remedial plans are put in place to correct any underperformance.

Government Regulation

Consumer finance companies are subject to extensive regulation, supervision, and licensing under various state and federal statutes, ordinances, and regulations. Many of these regulations impose detailed constraints on the terms of our loans or the retail installment sales contracts that we purchase, lending forms, and operations. The software that we use to originate loans is designed to ensure compliance with all applicable lending regulations.

State Lending Regulation. In general, state statutes establish maximum loan amounts and interest rates and the types and maximum amounts of fees, insurance premiums, and other fees that may be charged for both direct and indirect lending. Specific allowable charges vary by state. Statutes in Texas allow for indexing the maximum small loan amounts to the Consumer Price Index and set maximum rates for automobile purchase loans based on the age of the vehicle. Except in the states of North Carolina and New Mexico, our direct loan products are pre-computed loans in which the finance charge is a combination of origination or acquisition fees, account maintenance fees, monthly account handling fees, and other charges permitted by the relevant state laws. Direct loans in North Carolina and New Mexico are structured as simple interest loans as prescribed by state law.

In addition, state laws regulate the keeping of books and records and other aspects of the operation of consumer finance companies. State and federal laws regulate account collection practices. Generally, state regulations also establish minimum capital requirements for each local branch. State agency approval is required to open new branches.

Each of our branches is separately licensed under the laws of the state in which the branch is located. Licenses granted by the regulatory agencies in these states are subject to renewal every year and may be revoked for failure to comply with applicable state and federal laws and regulations. In the states in which we currently operate, licenses may be revoked only after an administrative hearing. We believe we are in compliance with state law and regulations applicable to our lending operations in each state.

We and our operations are regulated by several state agencies, including the Consumer Finance Division of the South Carolina State Board of Financial Institutions, the South Carolina Department of Consumer Affairs, the North Carolina Office of the Commissioner of Banks, the Texas Office of the Consumer Credit Commissioner, the Tennessee Department of Financial Institutions, the Alabama State Banking Department, the Oklahoma Department of Consumer Credit, and the New Mexico Regulation and Licensing Department, Financial Institutions Division. These state regulatory agencies audit our branches from time to time, and each state agency performs an annual compliance audit of our operations in that state.

Insurance Regulation. Charges for credit insurance and similar payment protection products are made at authorized statutory rates and are stated separately in our disclosure to customers, as required by the Truth in Lending Act and by various applicable state laws.

We are also subject to state regulations governing insurance agents in the states in which we sell insurance. State insurance regulations require that insurance agents be licensed and limit the premium amount charged for such insurance. Our captive insurance subsidiary is regulated by the insurance authorities of the Turks and Caicos Islands of the British West Indies, where the subsidiary is organized and domiciled.

Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. At the federal level, Congress enacted comprehensive financial regulatory reform legislation on July 21, 2010. A significant focus of the new law, known as the Dodd-Frank Act, is heightened consumer protection. The Dodd-Frank Act established a new body, called the Consumer Financial Protection Bureau, or the CFPB, which has regulatory, supervisory, and enforcement powers over providers of consumer financial products and services, including explicit supervisory authority to examine and require registration of non-depository lenders and promulgate rules that can affect the practices and activities of lenders.

Although the Dodd-Frank Act expressly provides that the CFPB has no authority to establish usury limits, some consumer advocacy groups have suggested that various forms of alternative financial services or specific features of consumer loan products should be a regulatory priority, and it is possible that at some time in the future the CFPB could propose and adopt rules making such lending services materially less profitable or impractical, which may include installment finance loans or other products that we offer.

The Dodd-Frank Act also gives the CFPB the authority to examine and regulate large nondepository financial companies and gives the CFPB authority over anyone deemed by rule to be a "larger participant of a market for other consumer financial products or services." The CFPB contemplates regulating the installment lending industry as part of the "consumer credit and related activities" market. However, this so-called "larger participant rule" will not impose substantive consumer protection requirements, but rather will provide to the CFPB the authority to supervise larger participants in certain markets, including by requiring reports and conducting examinations to ensure, among other things, that they are complying with existing federal consumer financial law. While the CFPB has defined a "larger participant" standard in the "debt collection" and "consumer reporting" markets, it has not yet acted to define "larger participant" in the "consumer credit and related activities" market. The rule will likely cover only the largest installment lenders. We do not yet know whether the definition of larger participant will cover us.

In addition to the grant of certain regulatory powers to the CFPB, the Dodd-Frank Act gives the CFPB authority to pursue administrative proceedings or litigation for violations of federal consumer financial laws. In these proceedings, the CFPB can obtain cease and desist orders (which can include orders for restitution or rescission of contracts, as well as other kinds of affirmative relief) and monetary penalties.

Other Federal Laws and Regulations. In addition to the Dodd-Frank Act and state and local laws and regulations, numerous other federal laws and regulations affect our lending operations. These laws include the Truth in Lending Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Gramm-Leach-Bliley Act, and in each case the regulations thereunder, and the Federal Trade Commission's Credit Practices Rule. These laws require us to provide complete disclosure of the principal terms of each loan to the borrower, prior to the consummation of the loan transaction, prohibit misleading advertising, protect against discriminatory lending practices, and proscribe unfair credit practices.

Under the Truth in Lending Act and Regulation Z promulgated thereunder, we must disclose certain material terms related to a credit transaction, including, but not limited to, the annual percentage rate, finance charge, amount financed, total of payments, the number and amount of payments, and payment due dates to repay the indebtedness. Under the Equal Credit Opportunity Act and Regulation B promulgated thereunder, we cannot discriminate against any credit applicant on the basis of any protected category, such as race, color, religion, national origin, sex, marital status, or age. We are also required to make certain disclosures regarding consumer rights and advise customers whose credit applications are not approved of the reasons for the rejection. Under the Fair Credit Reporting Act, we must provide certain information to customers whose credit applications are not approved on the basis of a report obtained from a consumer reporting agency, promptly update any credit information reported to a credit reporting agency about a customer, and have a process by which customers may inquire about credit information furnished by us to a consumer reporting agency. Under the Gramm-Leach-Bliley Act, we must protect the confidentiality of our customers' nonpublic personal information and disclose information on our privacy policy and practices, including with regard to the sharing of customers' nonpublic personal information with third parties. This disclosure must be made to customers at the time the customer relationship is established and, in some cases, at least annually thereafter. The Federal Trade Commission's Credit Practices Rule limits the types of property we may accept as collateral to secure a consumer loan. Violations of these statutes and regulations may result in actions for damages, claims for refund of payments made, certain fines and penalties, injunctions against certain practices, and the potential forfeiture of rights to repayment of loans.

Additional Information

The Company's principal internet address is *www.regionalmanagement.com*. The information contained on, or that can be accessed through, the Company's website is not incorporated by reference into this Annual Report on Form 10-K. The Company has included its website address as a factual reference and does not intend it as an active link to its website. The Company provides its annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and all amendments to those reports, free of charge on *www.regionalmanagement.com*, as soon as reasonably practicable after they are electronically filed, or furnished to, the Securities and Exchange Commission.

ITEM 1A. *RISK FACTORS.*

We operate in a rapidly changing environment that involves a number of risks, some of which are beyond our control. This discussion highlights some of the risks which may affect future operating results. These are the risks and uncertainties we believe are most important for you to consider, but the risks described below are not the only risks facing our company. Additional risks and uncertainties not presently known to us, which we currently deem immaterial, or which are similar to those faced by other companies in our industry or business in general, may also impair our business operations. If any of the following risks or uncertainties actually occurs, our business, financial condition, and operating results would likely suffer. You should carefully consider the risks described below together with the other information set forth in this Annual Report on Form 10-K.

Risks Related to Our Business

We have grown significantly in recent years and our delinquency and charge-off rates and overall results of operations may be adversely affected if we do not manage our growth effectively.

We have experienced substantial growth in recent years, opening or acquiring 17 branches in 2010, 36 in 2011, and a net 51 in 2012, and we intend to continue our growth strategy in the future. As we increase the number of branches we operate, we will be required to find new, or relocate existing, employees to operate our branches and allocate resources to train and supervise those employees. The success of a branch depends significantly on the manager overseeing its operations and on our ability to enforce our underwriting standards and implement controls over branch operations. Recruiting suitable managers for new branches can be challenging, particularly in remote areas and areas where we face significant competition. Furthermore, the annual turnover in 2012 among our branch managers was approximately 24%, and turnover rates of managers in our new branches may be similar or higher. Increasing the number of branches that we operate may divide the attention of our senior management or strain our ability to adapt our infrastructure and systems to accommodate our growth. If we are unable to promote, relocate, or recruit suitable managers and oversee their activities effectively, our delinquency and charge-off rates may increase and our overall results of operations may be adversely impacted.

We face significant risks in implementing our growth strategy, some of which are outside our control.

We intend to continue our growth strategy, which is based on opening and acquiring branches in existing and new markets and introducing new products and channels. Our ability to execute this growth strategy is subject to significant risks, some of which are beyond our control, including:

- the prevailing laws and regulatory environment of each state in which we operate or seek to operate and, to the extent applicable, federal laws and regulations, which are subject to change at any time;
- the degree of competition in new markets and its effect on our ability to attract new customers;
- our ability to identify attractive locations for new branches;
- our ability to recruit qualified personnel, in particular in remote areas and areas where we face a great deal of competition; and
- our ability to obtain adequate financing for our expansion plans.

For example, North Carolina requires a "needs and convenience" assessment of a new lending license and location prior to the granting of the license, which adds time and expense to opening de novo locations. In addition, certain states into which we may expand limit the number of lending licenses granted. There can be no assurance that if we apply for a license for a new branch, whether in one of the states where we currently operate or in a state into which we would like to expand, we would be granted a license to operate. We also cannot be certain that any such license, even if granted, would be obtained in a timely manner or without burdensome conditions or limitations. In addition, we may not be able to obtain and maintain any regulatory approvals, government permits, or licenses that may be required.

We face strong direct and indirect competition.

The consumer finance industry is highly competitive, and the barriers to entry for new competitors are relatively low in the markets in which we operate. We compete for customers, locations, and other important aspects of our business with many other local, regional, national, and international financial institutions, many of whom have greater financial resources than we do.

Our installment loan operations compete with other installment lenders as well as with alternative financial services providers (such as payday and title lenders, check advance companies, and pawnshops), online or peer-to-peer lenders, issuers of non-prime credit cards, and other competitors. We believe that future regulatory developments in the consumer finance industry may cause lenders that currently focus on alternative financial services to begin to offer installment loans. In addition, if companies in the installment loan business attempt to provide more attractive loan terms than is standard across the industry, we may lose customers to those competitors. In installment loans, we compete primarily on the basis of price, breadth of loan product offerings, flexibility of loan terms offered, and the quality of customer service provided.

Our automobile purchase loan operations compete with numerous financial services providers, including non-prime auto lenders, dealers that provide financing, captive finance companies owned by automobile manufacturers, banks, and to a limited extent, credit unions. Our furniture and appliance purchase loan operations compete with store and third-party credit cards, prime lending sources, rent-to-own finance providers, and other competitors. Although the furniture and appliance purchase loan market includes few competitors serving non-prime borrowers, there are numerous competitors offering non-prime automobile purchase loans. For automobile purchase loans and furniture and appliance purchase loans, we compete primarily on the basis of interest rates charged, the quality of credit accepted, the flexibility of loan terms offered, the speed of approval, and the quality of customer service provided.

If we fail to compete successfully, we could face lower sales and may decide or be compelled to materially alter our lending terms to our customers, which could result in decreased profitability.

A substantial majority of our revenue is generated by our branches in South Carolina, Texas, and North Carolina.

Our branches in South Carolina accounted for 45% of our revenue in 2012. In addition, our branches in Texas and North Carolina accounted for 24% and 16%, respectively, of our revenue in 2012. Furthermore, all of our operations are in five Southeastern and three Southwestern states. As a result, we are highly susceptible to adverse economic conditions in those areas. For example, the unemployment rate in South Carolina, which was 8.4% in December 2012, is among the highest in the country. High unemployment rates may reduce the number of qualified borrowers to whom we will extend loans, which would result in reduced loan originations. Adverse economic conditions may increase delinquencies and charge-offs and decrease our overall loan portfolio quality. If any of the adverse regulatory or legislative events described in this "Risk Factors" section were to occur in South Carolina, Texas, or North Carolina, it could materially adversely affect our business, results of operations, and financial condition. For example, if interest rates in South Carolina, which are currently not capped, were to be capped, our business, results of operations, and financial condition would be materially and adversely affected.

Our business could suffer if we are unsuccessful in making, continuing, and growing relationships with automobile dealers and furniture and appliance retailers.

Our automobile purchase loans and furniture and appliance purchase loans are reliant on our relationships with automobile dealers and furniture and appliance retailers. In particular, our automobile purchase loan operations depend in large part upon our ability to establish and maintain relationships with reputable dealers who direct customers to our branches or originate loans at the point of sale, which we subsequently purchase.

Although we have relationships with certain automobile dealers, none of our relationships are exclusive, some of them are newly established, and they may be terminated at any time. As a result of the recent economic downturn and contraction of credit to both dealers and their customers, there has been an increase in dealership closures and our existing dealer base has experienced decreased sales and loan volume in the past and may experience decreased sales and loan volume in the future, which may have an adverse effect on our business, our results of operations, and financial condition.

Our furniture and appliance purchase loan business model is based on our ability to enter into agreements with individual furniture and appliance retailers to provide financing to customers in their stores. Although our relationships with independent licensees of a major U.S. furniture retailer are currently a significant source of our furniture and appliance purchase loans, we do not have a relationship with the retailer itself or its manufacturing affiliate and instead depend on non-exclusive relationships with individual licensees of the retailer, each of which may be terminated at any time. If a competitor were to offer better service or more attractive loan products to our furniture and appliance retailer partners, it is possible that our retail partners would terminate their relationships with us. If we are unable to continue to grow our existing relationships and develop new relationships, our results of operations, financial condition, and ability to continue to expand could be adversely affected.

Regular turnover among our managers and other employees at our branches makes it more difficult for us to operate our branches and increases our costs of operations, which could have an adverse effect on our business, results of operations, and financial condition.

Our workforce is comprised primarily of employees who work on an hourly basis. In certain areas where we operate, there is significant competition for employees. In the past, we have lost employees and candidates to competitors who have been willing to pay higher compensation than we pay. Our ability to continue to expand our operations depends on our ability to attract, train, and retain a large and growing number of qualified employees. The turnover among all of our branch employees was approximately 43% in 2010, 37% in 2011, and 38% in 2012. This turnover increases our cost of operations and makes it more difficult to operate our branches. Our customer service representative and assistant manager roles have historically experienced high turnover. We may not be able to retain and cultivate personnel at these ranks for future promotion to branch manager. If our employee turnover rates increase above historical levels or if unanticipated problems arise from our high employee turnover and we are unable to readily replace such employees, our business, results of operations, financial condition, and ability to continue to expand could be adversely affected.

We are subject to government regulations concerning our hourly and our other employees, including minimum wage, overtime, and health care laws.

We are subject to applicable rules and regulations relating to our relationship with our employees, including minimum wage and break requirements, health benefits, unemployment and sales taxes, overtime, and working conditions and immigration status. Legislated increases in the federal minimum wage and increases in additional labor cost components, such as employee benefit costs, workers' compensation insurance rates, compliance costs and fines, as well as the cost of litigation in connection with these regulations, would increase our labor costs. Unionizing and collective bargaining efforts have received increased attention nationwide in recent periods. Should our employees become represented by unions, we would be obligated to bargain with those unions with respect to wages, hours, and other terms and conditions of employment, which is likely to increase our labor costs. Moreover, as part of the process of union organizing and collective bargaining, strikes, and other work stoppages may occur, which would cause disruption to our business. Similarly, many employers nationally in similar retail environments have been subject to actions brought by governmental agencies and private individuals under wage-hour laws on a variety of claims, such as improper classification of workers as exempt from overtime pay requirements and failure to pay overtime wages properly, with such actions sometimes brought as class actions, and these actions can result in material liabilities and expenses. Should we be subject to employment litigation, such as actions involving wage-hour, overtime, break, and working time, it may distract our management from business matters and result in increased labor costs. In addition, we currently sponsor employer-subsidized premiums for major medical programs for eligible salaried personnel and "mini-medical" (limited benefit) programs for eligible hourly employees who elect health care coverage through our insurance programs. As a result of regulatory changes, we may not be able to continue to offer health care coverage to our employees on affordable terms or at all. If we are unable to locate, attract, train, or retain qualified personnel, or if our costs of labor increase significantly, our business, results of operations, and financial condition may be adversely affected.

Our live check direct mail strategy exposes us to certain risks.

A significant portion of our growth in our small installment loans has been achieved through our direct mail campaigns, which involve mailing to pre-screened recipients "live checks," which customers can sign and cash or deposit thereby agreeing to the terms of the loan, which are disclosed on the front and back of the check. We use live checks to seed new branch openings and attract new customers and those with higher credit in our geographic footprint. Loans initiated through live checks represented 32.6% of the value of our originated loans. We expect that live checks will represent a greater percentage of our small installment loans in the future. There are several risks associated with the use of live checks including the following:

- it is more difficult to maintain sound underwriting standards with live check customers, and these customers have historically presented a higher risk of default than customers that originate loans in our branches, as we do not meet a live check customer prior to soliciting them and extending a loan to them, and we may not be able to verify certain elements of their financial condition, including their current employment status or life circumstances;
- we rely on a software-based model and credit information from a third-party credit bureau that is more limited than a full credit report to pre-screen potential live check recipients, which may not be as effective or may be inaccurate or outdated;
- we face limitations on the number of potential borrowers who meet our lending criteria within proximity to our branches;
- we may not be able to continue to access the demographic and credit file information that we use to generate our mailing lists due to expanded regulatory or privacy restrictions;
- live checks pose a greater risk of fraud as the live checks may be fraudulently replicated;
- we depend on one bank to issue and clear our live checks and any failure by that bank to properly process the live checks could limit the ability of a recipient to cash the check and enter into a loan with us;
- we sell clearly disclosed optional credit insurance products as part of our live check mailing campaigns; however, customers may subsequently claim that they did not receive sufficient explanation or notice of the insurance products that they purchased;
- customers may opt out of direct mail solicitations and solicitations based on their credit file or may otherwise prohibit us from soliciting them; and
- postal rates and piece printing rates may continue to rise.

Our expected increase in the use of live checks will further increase our exposure to, and the magnitude of, these risks.

A reduction in demand for our products and failure by us to adapt to such reduction could adversely affect our business and results of operations.

The demand for the products we offer may be reduced due to a variety of factors, such as demographic patterns, changes in customer preferences or financial conditions, regulatory restrictions that decrease customer access to particular products, or the availability of competing products. For example, we are highly dependent upon selecting and maintaining attractive branch locations. These locations are subject to local market conditions, including the employment available in the area, housing costs, traffic patterns, crime, and other demographic influences, any of which may quickly change. Should we fail to adapt to significant changes in our customers' demand for, or access to, our products, our revenues could decrease significantly and our operations could be harmed. Even if we do make changes to existing products or introduce new products to fulfill customer demand, customers may resist or may reject such products. Moreover, the effect of any product change on the results of our business may not be fully ascertainable until the change has been in effect for some time, and by that time it may be too late to make further modifications to such product without causing further harm to our business, results of operations, and financial condition.

We may attempt to pursue acquisitions or strategic alliances, which may be unsuccessful.

We may attempt to achieve our business objectives through acquisitions and strategic alliances. We compete with other companies for these opportunities, including companies with greater financial resources, and we cannot be certain that we will be able to effect acquisitions or strategic alliances on commercially reasonable terms, or at all. Furthermore, the acquisitions that we have pursued previously have been significantly smaller than us. We do not have extensive experience with integrating larger acquisitions, such as our recent acquisition of branches in Alabama. In pursuing these transactions, we may experience, among other things:

- overvaluing potential targets due to limitations on our due diligence efforts;
- difficulties in integrating any acquired companies, branches, or products into our existing business, including integration of account data into our information systems;
- inability to realize the benefits we anticipate in a timely fashion, or at all;
- attrition of key personnel from acquired businesses;
- unexpected losses due to the acquisition of existing loan portfolios with loans originated using less stringent underwriting criteria;
- significant costs, charges, or writedowns; or
- unforeseen operating difficulties that require significant financial and managerial resources that would otherwise be available for the ongoing development and expansion of our existing operations.

We are exposed to credit risk in our lending activities.

Our ability to collect on loans depends on the willingness and repayment ability of our borrowers. Any material adverse change in the ability or willingness of a significant portion of our borrowers to meet their obligations to us, whether due to changes in economic conditions, the cost of consumer goods, interest rates, natural disasters, acts of war or terrorism, or other causes over which we have no control, would have a material adverse impact on our earnings and financial condition. Further, a substantial majority of our borrowers are non-prime borrowers, who are more likely to be affected, and more severely affected, by adverse macroeconomic conditions such as those that have persisted over the last few years. We generally consider customers with a Beacon score, a measure of credit provided by Equifax, below 645 to be non-prime borrowers, although we also consider factors other than Beacon scores in evaluating a potential customer's credit, such as length of employment and duration of current residence. There is no industry standard definition of non-prime and, consequently, other lenders may use different criteria to identify non-prime customers. We cannot be certain that our credit administration personnel, policies, and procedures will adequately adapt to changes in economic or any other conditions affecting customers and the quality of the loan portfolio.

We may be limited in our ability to collect on our loan portfolio and the security interests securing a significant portion of our loan portfolio are not perfected, which may increase our credit losses.

Legal and practical limitations may limit our ability to collect on our loan portfolio, resulting in increased credit losses, decreased revenues, and decreased earnings. State and federal laws and regulations restrict our collection efforts. Most of our loan portfolio is secured, but a significant portion of such security interests have not been and will not be perfected. The amounts that we are able to recover from the repossession and sale of collateral typically does not cover the outstanding loan balance and costs of recovery. In cases where we repossess a vehicle securing a loan, we sell our repossessed automobile inventory through public sales conducted by independent automobile auction organizations after the required post-repossession waiting period. There is approximately a 30-day period between the time we repossess a vehicle or other property and the time it is sold at auction. In certain instances, we may sell repossessed collateral other than vehicles through our branches after the required post-repossession waiting period and appropriate receipt of valid bids. The proceeds we receive from such sales depend upon various factors, including the supply of, and demand for, used vehicles and other property at the time of sale. During periods of economic slowdown or recession, such as have existed in the United States for much of the past few years, there may be less demand for used vehicles and other property.

Further, a significant portion of our loan portfolio is not secured by perfected security interests, including small installment loans and furniture and appliance purchase loans. The lack of perfected security interests is one of several factors that may make it more difficult for us to collect on our loan portfolio. During 2012, net charge-offs as a percentage of average finance receivables on our small installment loans, which are typically secured by unperfected interests in personal property, were 9.2%, while net charge-offs as a percentage of average finance receivables for our large installment loans and automobile purchase loans, which are typically secured by perfected interests in an automobile or other vehicle, for the same periods were 5.0%. Additionally, for those of our loans which are unsecured, borrowers may choose to repay obligations under other indebtedness before repaying loans to us because such borrowers have no collateral at risk. Lastly, given the relatively small size of our loans, the costs of collecting loans may be high relative to the amount of the loan. As a result, many collection practices that are legally available, such as litigation, may be financially impracticable. These factors may increase our credit losses, which would have a material adverse effect on our results of operations and financial condition.

In addition, there is an inherent risk that a portion of the retail installment contracts that we hold will be in default or be subject to certain claims or defenses that the borrower may assert against the originator of the contract, or us as the holder of the contract. We face the risk that if high unemployment or adverse economic developments occur or continue in one or more of our markets, a large number of retail installment contracts will become defaulted. In addition, most of the borrowers under these contracts have some negative credit history. There can be no assurance that our allowance for credit losses will prove sufficient to cover actual losses in the future on these contracts.

Our policies and procedures for underwriting, processing, and servicing loans are subject to potential failure or circumvention, which may adversely affect our results of operations.

Most of our underwriting activities and our credit extension decisions are made at our local branches. We train our employees individually on-site in the branch to make loans that conform to our underwriting standards. Such training includes critical aspects of state and federal regulatory compliance, cash handling, account management, and customer relations. Although we have standardized employee manuals, we primarily rely on our district supervisors, with oversight by our state vice presidents, branch auditors, and headquarters personnel, to train and supervise our branch employees, rather than centralized or standardized training programs. Therefore, the quality of training and supervision may vary from district to district and branch to branch depending upon the amount of time apportioned to training and supervision and individual interpretations of our operations policies and procedures. We cannot be certain that every loan is made in accordance with our underwriting standards and rules. We have in the past experienced some instances of loans extended that varied from our underwriting standards. Variances in underwriting standards and lack of supervision could expose us to greater delinquencies and charge-offs than we have historically experienced.

In addition, underwriting decisions are based on information provided by customers and counterparties, the inaccuracy or incompleteness of which may adversely affect our results of operations. In deciding whether to extend credit or enter into other transactions with customers and counterparties, we rely on information furnished to us by or on behalf of customers and counterparties, including financial information. We also rely on representations of customers and counterparties as to the accuracy and completeness of that information. Our earnings and our financial condition could be negatively impacted to the extent the information furnished to us by and on behalf of customers and counterparties is not correct or complete.

If our estimates of credit losses are not adequate to absorb actual losses, our provision for credit losses would increase, which would adversely affect our results of operations.

We maintain an allowance for credit losses for all loans we make. To estimate the appropriate level of credit loss reserves, we consider known and relevant internal and external factors that affect loan collectability, including the total amount of loans outstanding, historical loan charge-offs, our current collection patterns, and economic trends. Our methodology for establishing our reserves for doubtful accounts is based in large part on our historic loss experience. If customer behavior changes as a result of economic conditions and if we are unable to predict how the unemployment rate, housing foreclosures, and general economic uncertainty may affect our credit loss reserves, our provision may be inadequate. During fiscal 2012, our provision for credit losses was $27.8 million, and we had net charge-offs of $23.4 million related to losses on our loans. As of December 31, 2012, our finance receivables were $437.6 million. Maintaining the adequacy of our allowance for credit losses may require that we make significant and unanticipated increases in our provisions for credit losses, which would materially affect our results of operations. Our credit loss reserves, however, are estimates, and if actual credit losses are materially greater than our credit loss reserves, our financial condition and results of operations could be adversely affected. Neither state regulators nor federal regulators regulate our allowance for credit losses.

Interest rates on automobile purchase and furniture and appliance purchase loans are determined at competitive market interest rates and we may fail to adequately set interest rates, which may adversely affect our business.

In recent years, we have expanded our automobile purchase loan business and our furniture and appliance purchase loan business and we plan to continue to expand those businesses in the future. Unlike installment loans, which in certain states are typically made at or near the maximum interest rates permitted by law, automobile purchase loans and furniture and appliance purchase loans are often made at competitive market interest rates, which are governed by laws for installment sales contracts. We have limited experience in determining interest rates in these markets. If we fail to set interest rates at a level that adequately reflects the credit risks of our customers, or if we set interest rates at a level too low to sustain our profitability, our business, results of operations, and financial condition could be adversely affected.

Failure of third-party service providers upon which we rely could adversely affect our business.

We rely on certain third-party service providers. In particular, we currently rely on two key vendors to print and mail our live checks for our direct mail marketing campaigns. Our reliance on third parties such as these can expose us to risks. For example, an error by our previous live check vendor during 2010 resulted in checks being misdirected, requiring us in some cases to notify state regulators and to refund certain interest and fee amounts, and exposing us to increased credit risk. If any of our third-party service providers, including our live check vendors, are unable to provide their services timely and effectively, or at all, it could have a material adverse effect on our business, financial condition, and results of operations and cash flows.

We depend to a substantial extent on borrowings under our senior revolving credit facility to fund our liquidity needs.

We have a senior revolving credit facility committed through July 2015 that allows us to borrow up to $325.0 million, assuming we are in compliance with a number of covenants and conditions. As of December 31, 2012, the amount outstanding under our senior revolving credit facility was $292.4 million, and we had $32.6 million of remaining availability thereunder out of a total availability of $325.0 million based on our borrowing base as of December 31, 2012. During fiscal 2012, the maximum amount of borrowings outstanding under the facility at one time was $292.4 million. We use our senior revolving credit facility as a source of liquidity, including for working capital and to fund the loans we make to our customers. If our existing sources of liquidity become insufficient to satisfy our financial needs or our access to these sources becomes unexpectedly restricted, we may need to try to raise additional debt or equity in the future. If such an event were to occur, we can give no assurance that such alternate sources of liquidity would be available to us on favorable terms or at all. In addition, we cannot be certain that we will be able to replace the amended and restated senior revolving credit facility when it matures on favorable terms or at all. If any of these events occur, our business, results of operations, and financial condition could be adversely affected.

We are not insulated from the pressures and potentially negative consequences of the recent financial crisis and similar risks beyond our control that have and may continue to affect the capital and credit markets, the broader economy, the financial services industry, or the segment of that industry in which we operate.

Continued or worsening general business and economic conditions could have a material adverse effect on our business, financial position, results of operations, and cash flows, and may increase loan defaults and affect the value and liquidity of your investment.

Over the past few years, the global economy has experienced a significant recession, as well as a severe, ongoing disruption in the credit markets and a material and adverse effect on the jobs market and individual borrowers. While the United States economy may technically have come out of the recession, the recovery is fragile and may not be sustainable for any specific period of time, and could slip into an even more significant recession. Our financial performance generally, and in particular the ability of our borrowers to make payments on outstanding loans, is highly dependent upon the business and economic environments in the markets where we operate and in the United States as a whole.

During an economic downturn or recession, credit losses in the financial services industry generally increase and demand for credit products often decreases. Declining asset values, defaults on consumer loans, and the lack of market and investor confidence, as well as other factors, have all combined to decrease liquidity. As a result of these factors, some banks and other lenders have suffered significant losses, and the strength and liquidity of many financial institutions worldwide has weakened. Additionally, our loan servicing costs and collection costs may increase as we may have to expend greater time and resources on these activities. Our underwriting criteria, policies and procedures, and product offerings may not sufficiently protect our growth and profitability during a sustained period of economic downturn or recession. Any continued or further economic downturn will adversely affect the financial resources of our customers and may result in the inability of our customers to make principal and interest payments on, or refinance, the outstanding debt when due.

Conditions in the marketplace remain historically weak, and there can be no assurance that they will improve in the near term. Should such conditions worsen or continue to remain weak, they may adversely affect the credit quality of our loans. In the event of increased default by borrowers under the loans, our business, results of operations, and financial condition could be adversely affected.

We are subject to interest rate risk resulting from general economic conditions and policies of various governmental and regulatory agencies.

Interest rates are highly sensitive to many factors that are beyond our control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Federal Reserve Board. Changes in monetary policy, including changes in interest rates, could influence the amount of interest we pay on our senior revolving credit facility or any other floating interest rate obligations we may incur, which would increase our operating costs and decrease our operating margins. Interest payable on our senior revolving credit facility is variable, based on LIBOR with a LIBOR floor of 1.00% and could increase in the future. Although we have purchased interest rate caps on a $150.0 million notional amount to hedge such increases, these caps expire in 2014 and we may not be able to replace these instruments when they mature on favorable terms or at all. Furthermore, market conditions or regulatory restrictions on interest rates we charge may prevent us from passing any increases in interest rates along to our customers.

Our revolving credit agreement contains restrictions and limitations that could affect our ability to operate our business.

The credit agreement governing our senior revolving credit facility contains a number of covenants that could adversely affect our business and the flexibility to respond to changing business and economic conditions or opportunities. Among other things, these covenants limit our ability to:

- incur or guarantee additional indebtedness;
- purchase large loan portfolios in bulk;
- pay dividends or make distributions on our capital stock or make certain other restricted payments;
- sell assets, including our loan portfolio or the capital stock of our subsidiaries;
- enter into transactions with our affiliates;
- create or incur liens; and
- consolidate, merge, sell or otherwise dispose of all or substantially all of our assets.

In addition, the credit agreement imposes certain obligations on us relating to our underwriting standards, recordkeeping and servicing of our loans, and our loss reserves and charge-off policies. It also requires us to maintain certain financial ratios, including an interest coverage ratio and a borrowing base ratio (calculated as the ratio of our unsubordinated debt to the sum of our adjusted tangible net worth and our subordinated debt). If we were to breach any covenants or obligations under the credit agreement and such breaches were to result in an event of default, our lenders could cause all amounts outstanding to become due and payable, subject to applicable grace periods. This could trigger cross-defaults under any future debt instruments and materially and adversely affect our financial condition and ability to continue operating our business as a going concern. As of December 31, 2012, we were in material compliance with the covenants under our senior revolving credit facility.

If we lose the services of any of our key management personnel, our business could suffer.

Our future success significantly depends on the continued service and performance of our key management personnel. Competition for these employees is intense. The loss of the service of members of our senior management or key team members, including our state vice presidents, or the inability to attract additional qualified personnel as needed, could materially harm our business. Our success depends, in part, on the continued service of our President and Chief Operating Officer, C. Glynn Quattlebaum, who is 66 years old and is nearing the age of retirement.

We also depend on our district supervisors to supervise, train, and motivate our branch employees. These supervisors have significant experience with the Company and would be difficult to replace. If we lose a district supervisor to a competitor, we could be at risk of losing other employees and customers despite the confidentiality agreements and non-solicitation agreements we have entered into with each employee.

We rely on information technology products developed, owned, and supported by third parties, including our competitors.

We use a software package developed and owned by ParaData Financial Systems, or ParaData, a wholly owned subsidiary of World Acceptance Corporation, one of our primary competitors, to record, document, and manage our loans. Over the years we have tailored this software to meet our specific needs. We depend on the willingness and ability of ParaData to continue to provide customized solutions and support for our evolving products and business model. In the future, ParaData may not be able to modify the loan management software to meet our needs, or it could alter the program without notice to us or cease to adequately support it. ParaData could also decide in the future to refuse to provide support for its software to us on commercially reasonable terms, or at all. If any of these events were to occur, we would be forced to migrate to an alternative software package, which could materially affect our business, results of operations, and financial condition.

We rely on DealerTrack, Route One, Teledata Communications Inc., and other third-party software vendors to provide access to loan applications and/or screen applications. There can be no assurance that these third party providers will continue to provide us information in accordance with our lending guidelines or that they will continue to provide us lending leads at all. If this occurs, our credit losses, business, results of operations, and financial condition may be adversely affected.

Security breaches in our branches or failures in our information systems could adversely affect our financial conditions and results of operations.

Nearly all of our account payments occur at our branches, either in person or by mail, and frequently consist of cash payments, which we deposit at local banks throughout the day. This business practice exposes us daily to the potential for employee theft of funds or, alternatively, to theft and burglary due to the cash we maintain in the branch. Despite controls and procedures to prevent such losses, we have in the past sustained losses due to employee fraud and theft. In addition, our employees "field call" delinquent accounts by visiting the home or workplace of a delinquent borrower. Such visits may subject our employees to a variety of dangers, including violence, vehicle accidents, and other perils. A breach in the security of our branches or in the safety of our employees could result in employee injury and adverse publicity and could result in a loss of customer business or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

We rely heavily on communications and information systems to conduct our business. Each branch is part of an information network that is designed to permit us to maintain adequate cash inventory, reconcile cash balances on a daily basis, and report revenues and expenses to our headquarters. Any failure, interruption, or breach in security of these systems, including any failure of our back-up systems, hardware failures, or an inability to access data maintained offsite, could result in failures or disruptions in our customer relationship management, general ledger, loan and other systems and could result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations. Furthermore, we may not be able to detect immediately any such breach, which may increase the losses that we would suffer. In addition, our existing insurance policies would not reimburse us for all of the damages that we might incur as a result of a breach.

Security breaches, cyber-attacks, or fraudulent activity could result in damage to our operations or lead to reputational damage.

A security breach or cyber-attack of our computer systems could interrupt or damage our operations or harm our reputation. Despite the implementation of security measures, our systems may still be vulnerable to data theft, computer viruses, programming errors, attacks by third parties, or similar disruptive problems. If we were to experience a security breach or cyber-attack, we could be required to incur substantial costs and liabilities, including, among other things, the following:

- expenses to rectify the consequences of the security breach or cyber-attack;
- liability for stolen assets or information;
- costs of repairing damage to our systems;
- lost revenue and income resulting from any system downtime caused by such breach or attack;
- increased costs of cyber security protection;
- costs of incentives we may be required to offer to our customers or business partners to retain their business; and
- damage to our reputation causing customers and investors to lose confidence in our company.

In addition, any compromise of security or a cyber-attack could deter consumers from entering into transactions that require them to provide confidential information to us. Further, if confidential customer information or information belonging to our business partners is misappropriated from our computer systems, we could be sued by those who assert that we did not take adequate precautions to safeguard our systems and confidential data belonging to our customers or business partners, which could subject us to liability and result in significant legal fees and expenses of defending these claims. As a result, any compromise of security of our computer systems or cyber-attack could have a material adverse effect on our business, prospects, results of operations, and financial condition.

Our centralized headquarters' functions are susceptible to disruption by catastrophic events, which could have a material adverse effect on our business, results of operations, and financial condition.

Our headquarters buildings are located in Greenville, South Carolina. Our information systems and administrative and management processes are primarily provided to our branches from this centralized location, and our separate data management facility is located in the same city, and these processes could be disrupted if a catastrophic event, such as a tornado, power outage, or act of terror, affected Greenville. Any such catastrophic event or other unexpected disruption of our headquarters or data management facility could have a material adverse effect on our business, results of operations, and financial condition.

Risks Related to Regulation

Our business products and activities are strictly and comprehensively regulated at the local, state, and federal level. Changes in current laws and regulations or in the interpretation of such laws and regulations, or our failure to comply with such laws and regulations, could have a material adverse effect on our business, results of operations, and financial condition.

Our business is subject to numerous local, state and federal laws and regulations. These regulations impose significant costs and limitations on the way we conduct and expand our business, and these costs and limitations may increase in the future if such laws and regulations are changed. These laws and regulations govern or affect, among other things:

- the interest rates that we may charge customers;
- terms of loans, including fees, maximum amounts, and minimum durations;

- the number of simultaneous or consecutive loans and required waiting periods between loans;
- disclosure practices, including posting of fees;
- currency and suspicious activity reporting;
- recording and reporting of certain financial transactions;
- privacy of personal customer information;
- the types of products and services that we may offer;
- collection practices;
- approval of licenses; and
- locations of our branches.

Changes to statutes, regulations, or regulatory policies, including interpretation, implementation, and enforcement of statutes, regulations, or policies, could affect us in substantial and unpredictable ways, including limiting the types of financial services and products that we may offer and increasing the ability of competitors to offer competing financial services and products. Compliance with these regulations is expensive and requires the time and attention of management. These costs divert capital and focus away from efforts intended to grow our business. Because these laws and regulations are complex and often subject to interpretation, or because of a result of unintended errors, we may, from time to time, inadvertently violate these laws, regulations, and policies, as each is interpreted by our regulators. If we do not successfully comply with laws, regulations, or policies, our compliance costs could increase, our operations could be limited, and we may suffer damage to our reputation. If more restrictive laws, rules, and regulations are enacted or more restrictive judicial and administrative interpretations of those laws are issued, compliance with the laws could become more expensive or difficult. Furthermore, changes in these laws and regulations could require changes in the way we conduct our business and we cannot predict the impact such changes would have on our profitability.

Our primary regulators are the state regulators for the states in which we operate: South Carolina, Texas, North Carolina, Tennessee, Alabama, Oklahoma, and New Mexico. We operate each of our branches under licenses granted to us by these state regulators. State regulators may enter our branches and conduct audits of our records and practices at any time, with or without notice. If we fail to observe, or are not able to comply with, applicable legal requirements, we may be forced to discontinue certain product offerings, which could adversely impact our business, results of operations, and financial condition. In addition, violation of these laws and regulations could result in fines and other civil and/or criminal penalties, including the suspension or revocation of our branch licenses, rendering us unable to operate in one or more locations. All the states in which we operate have laws governing the interest rate and fees that we can charge and required disclosure statements, among other restrictions. Violation of these laws could involve penalties requiring the forfeiture of principal and/or interest and fees that we have charged. Depending on the nature and scope of a violation, fines and other penalties for noncompliance of applicable requirements could be significant and could have a material adverse effect on our business, results of operation, and financial condition.

Licenses to open new branches are granted in the discretion of state regulators. Accordingly, licenses may be denied unexpectedly or for reasons outside our control. This could hinder our ability to implement our business plan in a timely manner or at all.

As we enter new markets and develop new products, we may become subject to additional state and federal regulations. For example, although we intend to expand into new states, we may encounter unexpected regulatory or other difficulties in these new states or markets, which may prevent us from growing in new states or markets. Similarly, while we intend to grow our furniture and appliance purchase and indirect automobile purchase loan operations, we may encounter unexpected regulatory or other difficulties. As a result, we may not be able to successfully execute our strategies to grow our revenue and earnings.

Changes in laws and regulations or interpretations of laws and regulations could negatively impact our business, results of operations, and financial condition.

Although many of the laws and regulations applicable to our business have remained substantially unchanged for many years, the laws and regulations directly affecting our lending activities are under review and are subject to change, especially as a result of current economic conditions, changes in the make-up of the current executive and legislative branches, and the political focus on issues of consumer and borrower protection. In addition, consumer advocacy groups and various other media sources continue to advocate for governmental and regulatory action to prohibit or severely restrict various financial products, including the loan products we offer.

Any changes in such laws and regulations, or the implementation, interpretation, or enforcement of such laws and regulations, could force us to modify, suspend or cease part or, in the worst case, all of our existing operations. It is also possible that the scope of federal regulations could change or expand in such a way as to preempt what has traditionally been state law regulation of our business activities. The enactment of one or more of such regulatory changes could materially and adversely affect our business, results of operations, and prospects.

States may also seek to impose new requirements or interpret or enforce existing requirements in new ways. Changes in current laws or regulations or the implementation of new laws or regulations in the future may restrict our ability to continue our current methods of operation or expand our operations. Additionally, these laws and regulations could subject us to liability for prior operating activities or lower or eliminate the profitability of operations going forward by, among other things, reducing the amount of interest and fees we charge in connection with our loans. If these or other factors lead us to close our branches in a state, in addition to the loss of net revenues attributable to that closing, we would incur closing costs such as lease cancellation payments and we would have to write off assets that we could no longer use. If we were to suspend rather than permanently cease our operations in a state, we would also have continuing costs associated with maintaining our branches and our employees in that state, with little or no revenues to offset those costs.

We maintain a relationship with our primary regulator in each of the states in which we operate, participate in national and state industry associations, and actively monitor the regulatory environment, and we are currently unaware of any specific proposal that would change the laws and regulations under which we operate in a manner material to our business.

In addition to state and federal laws and regulations, our business is subject to various local rules and regulations, such as local zoning regulations. Local zoning boards and other local governing bodies have been increasingly restricting the permitted locations of other consumer finance companies, such as payday lenders and pawn shops. Any future actions taken to require special use permits for, or impose other restrictions on, our ability to provide products could adversely affect our ability to expand our operations or force us to attempt to relocate existing branches. If we were forced to relocate any of our branches, in addition to the costs associated with the relocation, we may be required to hire new employees in the new areas, which may adversely impact the operations of those branches. Relocation of an existing branch may also hinder our collection abilities, as our business model relies on the location of our branches being close to where our customers live in order to successfully collect on outstanding loans.

Changes in laws or regulations may have a material adverse effect on all aspects of our business in a particular state and on our overall business, results of operations, and financial condition.

The Dodd-Frank Act authorizes the newly created Consumer Finance Protection Bureau, or the CFPB, to adopt rules that could potentially have a serious impact on our ability to offer short-term consumer loans and have a material adverse effect on our operations and financial performance.

Title X of the Dodd-Frank Act establishes the CFPB, which became operational on July 21, 2011. Under the Dodd-Frank Act, the CFPB has regulatory, supervisory, and enforcement powers over providers of consumer financial products that we offer, including explicit supervisory authority to examine and require registration of installment lenders such as ourselves. Included in the powers afforded to the CFPB is the authority to adopt rules describing specified acts and practices as being "unfair," "deceptive," or "abusive," and hence unlawful. Specifically, the CFPB has the authority to declare an act or practice abusive if it, among other things, materially interferes with the ability of a consumer to understand a term or condition of a consumer financial product or service or takes unreasonable advantage of a lack of understanding on the part of the consumer of the product or service. Although the Dodd-Frank Act expressly provides that the CFPB has no authority to establish usury limits, some consumer advocacy groups have suggested that certain forms of alternative consumer finance products, such as installment loans, should be a regulatory priority and it is possible that at some time in the future the CFPB could propose and adopt rules making such lending or other products that we may offer materially less profitable or impractical. Further, the CFPB may target specific features of loans or loan practices, such as refinancings, by rulemaking that could cause us to cease offering certain products or engaging in certain practices. It is possible that the CFPB will adopt rules that specifically restrict refinancings of existing loans. Our refinancings of existing loans are divided into three categories: refinancings of loans in an amount greater than the original loan amount, renewals of existing loans that are current, and renewals of existing loans that are past due, which represented 15.0%, 32.4%, and 0.6%, respectively, of our loan originations in 2012. Any such rules could have a material adverse effect on our business, results of operation, and financial condition. The CFPB could also adopt rules imposing new and potentially burdensome requirements and limitations with respect to any of our current or future lines of business, which could have a material adverse effect on our operations and financial performance. The Dodd-Frank Act also gives the CFPB the authority to examine and regulate entities it classifies as a "larger participant of a market for other consumer financial products or services." The rule will likely cover only the largest installment lenders. We do not yet know whether the definition of larger participant will cover us.

In addition to the Dodd-Frank Act's grant of regulatory powers to the CFPB, the Dodd-Frank Act gives the CFPB authority to pursue administrative proceedings or litigation for violations of federal consumer financial laws. In these proceedings, the CFPB can obtain cease and desist orders (which can include orders for restitution or rescission of contracts, as well as other kinds of affirmative relief) and monetary penalties ranging from a maximum of $5,000 per day for minor violations of federal consumer financial laws (including the CFPB's own rules) to $25,000 per day for reckless violations and $1 million per day for knowing violations. If we are subject to such administrative proceedings, litigation, orders, or monetary penalties in the future, this could have a material adverse effect on our operations and financial performance. Also, where a company has violated Title X of the Dodd-Frank Act or CFPB regulations under Title X, the Dodd-Frank Act empowers state attorneys general and state regulators to bring civil actions for the kind of cease and desist orders available to the CFPB (but not for civil penalties). If the CFPB or one or more state officials find that we have violated the foregoing laws, they could exercise their enforcement powers in ways that would have a material adverse effect on us.

In January 2012, President Obama appointed Richard Cordray as director of the CFPB. On January 5, 2012, the CFPB launched a federal supervision program for nonbanks that offer or provide consumer financial products or services. Under the CFPB's nonbank supervision program, the CFPB will conduct individual examinations and may also require reports from businesses to determine what businesses require greater focus by the CFPB. The frequency and scope of any such examinations will depend on the CFPB's analysis of risks posed to consumers based on factors such as a particular nonbank's volume of business, types of products or services, and the extent of state oversight.

Rising health care costs and continuing uncertainties concerning the effect of implementation of the Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act of 2010 and similar laws may have a material adverse effect on our business and financial performance.

Despite our efforts to control costs while still providing competitive health care benefits to our employees, significant increases in health care costs continue to occur, and we can provide no assurance that our cost containment efforts in this area will be effective. In March 2010, the federal Patient Protection and Affordable Care Act ("PPACA") and the Health Care and Education Affordability Reconciliation Act of 2010 became law. While we have performed an initial analysis regarding the anticipated impact of these laws on our cost structure, we may be unable to accurately predict the impact of this federal health care legislation on our health care benefit costs due to continued uncertainty with respect to implementation of such legislation. Significant increases in costs due either to the PPACA or general health care cost increases could adversely impact our operating results, as there is no assurance that we would be able to absorb and/or pass through the costs of such legislation.

Our stock price or results of operations could be adversely affected by media and public perception of installment loans and of legislative and regulatory developments affecting activities within the installment lending sector.

Consumer advocacy groups and various media sources continue to criticize alternative financial services providers (such as payday and title lenders, check advance companies, and pawnshops). These critics frequently characterize such alternative financial services providers as predatory or abusive toward consumers. If these persons were to criticize the products that we offer, it could result in further regulation of our business. Furthermore, our industry is highly regulated, and announcements regarding new or expected governmental and regulatory action in the alternative financial services sector may adversely impact our stock price and perceptions of our business even if such actions are not targeted at our operations and do not directly impact us.

Risks Related to the Ownership of Our Common Stock

If securities or industry analysts do not publish research or reports about our business, or if they downgrade their recommendations regarding our common stock, our stock price and trading volume could decline.

The trading market for our common stock is influenced by the research and reports that industry or securities analysts publish about us or our business. If any of the analysts who cover us downgrades our common stock or publishes inaccurate or unfavorable research about our business, our common stock price may decline. If analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our common stock price or trading volume to decline and our common stock to be less liquid.

The market price of shares of our common stock may continue to be volatile, which could cause the value of your investment to decline.

The market price of our common stock has been highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market, or political conditions, could reduce the market price of shares of our common stock in spite of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly operating results, additions or departures of key management personnel, failure to meet analysts' earnings estimates, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures, or capital commitments, adverse publicity about the industries we participate in, or individual scandals, and in response the market price of shares of our common stock could decrease significantly.

In the past few years, stock markets have experienced extreme price and volume fluctuations. In the past, following periods of volatility in the overall market and the market price of a company's securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources.

We have no current plans to pay cash dividends on our common stock for the foreseeable future.

We intend to retain future earnings, if any, for future operation, expansion, and debt repayment and have no current plans to pay any cash dividends for the foreseeable future. The declaration, amount, and payment of any future dividends on shares of common stock will be at the sole discretion of our Board of Directors (the "Board"). Our Board may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax, and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, and such other factors as our Board may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur, including our senior revolving credit facility. As a result, investors may need to rely on sales of their common stock after price appreciation, which may not occur, as the only way to realize future gains on their investment.

You may be diluted by the future issuance of additional common stock in connection with our incentive plans, acquisitions, or otherwise.

We have approximately 987.5 million shares of common stock authorized but unissued. Our amended and restated certificate of incorporation authorizes us to issue these shares of common stock and options, rights, warrants and appreciation rights relating to common stock for the consideration and on the terms and conditions established by our Board in its sole discretion, whether in connection with acquisitions or otherwise. We have reserved 950,000 shares for issuance under our 2011 Stock Plan, and we have 552,500 shares available for issuance under the 2011 Stock Plan, as of March 8, 2013. Any common stock that we issue, including under our 2011 Stock Plan or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by our stockholders.

Concentration of ownership among our existing executive officers, directors, and their affiliates may prevent new investors from influencing significant corporate decisions.

Upon completion of our initial public offering, our executive officers, directors and their affiliates controlled approximately 65.9% of our common stock. Accordingly, these stockholders have substantial influence over election of the members of our Board, and thereby have substantial influence over our management and affairs. In addition, they have substantial influence over the outcome of all matters requiring stockholder approval, including mergers and other material transactions, and may be able to cause or prevent a change in the composition of our Board or a change in control of our company that could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock. We are a party to an amended and restated shareholders agreement with these stockholders.

We are an "emerging growth company," and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements (including the omission of a compensation discussion and analysis), and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result of these exemptions, our stockholders may not have access to certain information that they may deem important.

We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our common stock held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We are a "controlled company" within the meaning of the New York Stock Exchange rules and qualify for and rely on exemptions from certain corporate governance requirements.

Certain of our stockholders control a majority of the combined voting power of all classes of our voting stock, and we are a "controlled company" within the meaning of the New York Stock Exchange corporate governance standards. Under these rules, a company of which more than 50% of the voting power is held by an individual, a group, or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements of the New York Stock Exchange, including (1) the requirement that a majority of the Board consist of independent directors, (2) the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities, and (3) the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities. We rely on these exemptions. As a result, we do not have a majority of independent directors and our compensation and nominating and corporate governance committees do not consist entirely of independent directors. Accordingly, you do not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the New York Stock Exchange.

Our amended and restated certificate of incorporation contains a provision renouncing our interest and expectancy in certain corporate opportunities identified by our affiliates.

Certain of our stockholders and their affiliates are in the business of providing buyout capital and growth capital to developing companies and may acquire interests in businesses that directly or indirectly compete with certain portions of our business. Our amended and restated certificate of incorporation provides for the allocation of certain corporate opportunities between us, on the one hand, and certain of our stockholders, on the other hand. As set forth in our amended and restated certificate of incorporation, neither such stockholders, nor any director, officer, stockholder, member, manager, or employee of such stockholders, will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Therefore, a director or officer of our company who also serves as a director, officer, member, manager, or employee of such stockholders may pursue certain acquisition opportunities that may be complementary to our business and, as a result, such acquisition opportunities may not be available to us. These potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations, or prospects if attractive corporate opportunities are allocated by such stockholders to themselves or their other affiliates instead of to us.

The requirements of being a public company may strain our resources and distract our management.

As a public company, we are subject to the reporting requirements of the Securities and Exchange Act of 1934, as amended, or the Exchange Act, and requirements of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly, and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we will need to commit significant resources, hire additional staff, and provide additional management oversight. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. In addition, sustaining our growth also will require us to commit additional management, operational, and financial resources to identify new professionals to join our firm and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management's attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows. We expect to incur significant additional annual expenses related to these steps and, among other things, additional directors and officers liability insurance, director fees, reporting requirements, transfer agent fees, hiring additional accounting, legal, and administrative personnel, increased auditing and legal fees, and similar expenses.

Anti-takeover provisions in our charter documents and applicable state law might discourage or delay acquisition attempts for us that you might consider favorable.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may make the acquisition of our company more difficult without the approval of our Board. Among other things, these provisions:

- authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;
- prohibit stockholder action by written consent from and after the date on which the parties to our shareholders agreement cease to beneficially own at least 40% of the total voting power of all then outstanding shares of our capital stock, which will require all stockholder actions to be taken at a meeting of our stockholders;
- provide that the Board is expressly authorized to make, alter, or repeal our bylaws and that our stockholders may only amend our bylaws with the approval of 80% or more of all of the outstanding shares of our capital stock entitled to vote; and
- establish advance notice requirements for nominations for elections to our Board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, a Texas regulation requires the approval of the Texas Consumer Credit Commissioner for the acquisition, directly or indirectly, of 10% or more of the voting or common stock of a consumer finance company. The overall effect of this law, and similar laws in other states, is to make it more difficult to acquire a consumer finance company than it might be to acquire control of a nonregulated corporation.

Further, as a Delaware corporation, we are also subject to provisions of Delaware law, which may impair a takeover attempt that our stockholders may find beneficial. These anti-takeover provisions and other provisions under Delaware law could discourage, delay, or prevent a transaction involving a change in control of our company, including actions that our stockholders may deem advantageous, or negatively affect the trading price of our common stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

ITEM 1B. *UNRESOLVED STAFF COMMENTS.*

None.

ITEM 2. *PROPERTIES.*

Our home office buildings are located in Greenville, South Carolina. Of the approximately 14,000 total square feet comprising our home office buildings, we own 8,500 square feet and we lease 5,500 square feet. Our $1,500,000 line of credit is secured by a mortgage on the portion of this property that we own. Each of our 225 branches, as of March 1, 2013, is leased under fixed term lease agreements. As of March 1, 2013, our branches are located throughout South Carolina, Texas, North Carolina, Tennessee, Alabama, Oklahoma, New Mexico, and Georgia, and the average branch size is approximately 1,400 square feet.

In the opinion of management, our properties have been well-maintained, are in sound operating condition, and contain all equipment and facilities necessary to operate at present levels. We believe all of our facilities are suitable and adequate for our present purposes. Our only reportable segment, which is our consumer finance segment, uses the properties described in this Item 2, "Properties."

ITEM 3. *LEGAL PROCEEDINGS.*

We are involved in various legal proceedings and related actions that have arisen in the ordinary course of our business that have not been fully adjudicated. Our management does not believe that these matters, when ultimately concluded and determined, will have a material adverse effect on our financial condition, liquidity, or results of operations.

ITEM 4. *MINE SAFETY DISCLOSURES.*

Not applicable.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.*

Market Information

Our common stock has been listed on the New York Stock Exchange, or the NYSE, under the symbol "RM" since March 28, 2012. Prior to that time, there was no public market for our common stock. The following table sets forth for the periods indicated the high and low intra-day sale prices of our common stock on the NYSE. The last reported sale price of our common stock on the NYSE on March 8, 2013 was $18.88 per share.

	High	Low
Fiscal Year Ended December 31, 2012		
First Quarter (from March 28, 2012)	$17.72	$16.18
Second Quarter	17.94	12.84
Third Quarter	18.15	14.80
Fourth Quarter	18.27	14.70

Holders

As of March 8, 2013, there were 11 registered holders of our common stock and approximately 567 beneficial holders of our common stock.

Dividend Policy

We did not pay any dividends in fiscal 2012 or fiscal 2011. We have no current plans to pay any dividends on our common stock for the foreseeable future and instead currently intend to retain earnings, if any, for future operations and expansion and debt repayment.

The declaration, amount, and payment of any future dividends on shares of common stock will be at the sole discretion of our Board. Our Board may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax, and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, and such other factors as our Board may deem relevant. In addition, our amended and restated senior revolving credit facility includes a restricted payment covenant, which restricts our ability to pay dividends on our common stock. See Note 9 to the Notes to our Consolidated Financial Statements included in Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Equity Compensation Plan Information

The following table gives information about the common stock that may be issued upon the exercise of options, warrants, and rights under all of our existing equity compensation plans as of December 31, 2012.

Plan Category	(a) Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights ($)	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity Compensation Plans Approved by Security Holders	589,622 (1)	5.4623	447,790 (1)
	310,000 (2)	15.00	640,000 (2)
Equity Compensation Plans Not Approved by Security Holders	—	—	—
Total:	899,622	8.75	1,087,790

(1) Regional Management Corp. 2007 Management Incentive Plan, as amended. Upon completion of our initial public offering in March 2012, we no longer intend to grant awards under the Regional Management Corp. 2007 Management Incentive Plan.
(2) Regional Management Corp. 2011 Stock Incentive Plan, as amended. At March 8, 2013, 552,500 shares remain available for issuance under the Regional Management Corp. 2011 Stock Incentive Plan, which allows for grants of incentive stock options, non-qualified stock options, stock appreciation rights, unrestricted shares, restricted shares, restricted stock units, and awards that are valued in whole or in part by reference to, or otherwise based on the fair market value of shares, including performance-based awards.

Stock Performance Graph

This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Act.

The following graph shows a comparison from March 28, 2012 (the date our common stock commenced trading on the NYSE) through December 31, 2012, of the cumulative total return for our common stock, the NYSE Composite Index, and the NYSE Financial Sector Index. The graph assumes that $100 was invested at the market close on March 28, 2012, in the common stock of the Company, the NYSE Composite Index, and the NYSE Financial Sector Index, and data for the NYSE Composite Index and the NYSE Financial Sector Index assumes reinvestments of dividends. The stock price performance of the following graph is not necessarily indicative of future stock price performance.


$108
$106
$104
$102
$100
$98
$96
3/28/2012
12/31/2012
NYSE Composite Index
RM
NYSE Financial Sector Idex

ITEM 6. *SELECTED FINANCIAL DATA.*

The selected consolidated historical financial data set forth below for the years ended December 31, 2008, 2009, 2010, 2011, and 2012 are derived from audited consolidated financial statements. We derived the selected historical consolidated statement of income data for each of the years ended December 31, 2010, 2011, and 2012 and the selected historical consolidated balance sheet data as of December 31, 2011 and 2012 from our audited consolidated financial statements, which appear in Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K. We have derived the selected historical consolidated statement of income data for each of the years ended December 31, 2008 and 2009 and the selected historical consolidated balance sheet data as of December 31, 2008, 2009 and 2010 from our audited financial statements, which do not appear elsewhere in this Annual Report on Form 10-K.

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements, the related notes, and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report on Form 10-K. The historical results are not necessarily indicative of the results to be expected for any future period.

	YEAR ENDED DECEMBER 31,				
	2012	2011	2010	2009	2008
	(Dollars in thousands, except per share data)				
Consolidated Statements of Income Data:					
Revenue:					
Interest and fee income	$ 119,235	$ 91,303	$ 74,218	$ 63,590	$ 58,471
Insurance income, net, and other income	16,811	13,916	12,614	9,224	8,271
Total revenue	136,046	105,219	86,832	72,814	66,742
Expenses:					
Provision for credit losses[1]	27,765	17,854	16,568	19,405	17,376
General and administrative expenses	55,288	40,634	33,347	29,052	27,822
Consulting and advisory fees[2]	1,451	975	1,233	1,263	1,644
Interest expense:					
Senior and other debt	10,580	8,306	5,720	4,914	7,439
Mezzanine debt[2]	1,030	4,037	4,342	3,835	3,706
Total interest expense	11,610	12,343	10,062	8,749	11,145
Total expenses	96,114	71,806	61,210	58,469	57,987
Income before taxes	39,932	33,413	25,622	14,345	8,755
Income taxes	14,565	12,169	9,178	4,472	2,276
Net income	$ 25,367	$ 21,244	$ 16,444	$ 9,873	$ 6,479
Earnings per Share Data:					
Basic earnings per share	$ 2.17	$ 2.28	$ 1.76	$ 1.06	0.69
Diluted earnings per share	$ 2.12	$ 2.21	$ 1.70	$ 1.03	0.68
Weighted average shares used in computing basic earnings per share	11,694,924	9,336,727	9,336,727	9,336,727	9,336,727
Weighted average shares used in computing diluted earnings per share	11,980,748	9,620,967	9,669,618	9,590,564	9,482,604
Consolidated Balance Sheet Data (at period end):					
Finance receivables[3]	$ 437,559	$ 306,594	$ 247,246	$ 214,909	$ 192,289
Allowance for credit losses[1]	(23,616)	(19,300)	(18,000)	(18,441)	(15,665)
Net finance receivables[4]	$ 413,943	$ 287,294	$ 229,246	$ 196,468	$ 176,624
Total assets	434,991	304,150	241,358	214,447	192,502
Total liabilities	304,422	239,271	197,914	187,807	176,095
Temporary equity[5]	—	12,000	12,000	12,000	12,000
Total stockholders' equity	130,569	52,879	31,444	14,640	4,407

(1) As of January 1, 2010, we changed our credit loss allowance methodology for small installment loans to determine the allowance using losses from the trailing eight months, rather than the trailing nine months, to more accurately reflect the average life of our small installment loans. The change from nine to eight months of average losses reduced the loss allowance for small installment loans by $1.1 million as of January 1, 2010, and reduced the provision for credit losses by $451,000 for 2010.

(2) On March 21, 2007, Palladium Equity Partners III, L.P. and Parallel 2005 Equity Fund, LP (which we sometimes refer to herein as our "sponsors") acquired the majority of our outstanding common stock. In connection with the acquisition transaction, we issued $25.0 million of mezzanine debt at an interest rate of 18.375%, plus related fees, which we refinanced in 2007 and again in 2010 with Palladium Equity Partners III, L.P. and certain of our individual owners. Additionally, we paid the sponsors annual advisory fees of $675,000, in the aggregate and paid certain individual owners annual consulting fees of $450,000 in the aggregate, in each case, plus certain expenses. Following the closing of our initial public offering on April 2, 2012, we repaid the mezzanine debt in full with proceeds from the initial public offering and we terminated the consulting and advisory agreements following the payment of certain termination fees.

(3) Finance receivables equal the total amount due from the customer, net of unearned finance charges and insurance premiums and commissions.

(4) Net finance receivables equal the total amount due from the customer, net of unearned finance charges, insurance premiums and commissions, and allowance for credit losses.

(5) That certain Shareholders Agreement, among us and certain of our stockholders, dated March 21, 2007, as amended on March 12, 2012, provided that the individual owners had the right to put their stock back to us if an initial public offering did not occur by May 21, 2012. We valued the put option at the original purchase price of $12.0 million. The put option terminated upon the consummation of our initial public offering.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.*

The following discussion and analysis should be read in conjunction with our consolidated financial statements and the related notes that appear elsewhere in this Annual Report on Form 10-K. These discussions contain forward-looking statements reflecting our current expectations that involve risks and uncertainties. These forward-looking statements include, but are not limited to, statements concerning our strategy, future operations, future financial position, future revenues, projected costs, expectations regarding demand and acceptance for our financial products, growth opportunities and trends in the market in which we operate, prospects, and plans and objectives of management. The words "anticipates," "believes," "estimates," "expects," "intends," "may," "plans," "projects," "will," "would," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions, and expectations disclosed in the forward-looking statements that we make. These forward-looking statements involve risks and uncertainties that could cause our actual results to differ materially from those in the forward-looking statements, including without limitation, the risks set forth elsewhere in this Annual Report on Form 10-K. The forward-looking information we have provided in this Annual Report on Form 10-K pursuant to the safe harbor established under the Private Securities Litigation Reform Act of 1995 should be evaluated in the context of these factors. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update or revise such statements, except as required by the federal securities laws.

The following discussion should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements, including the notes thereto.

Overview

We are a diversified specialty consumer finance company providing a broad array of loan products primarily to customers with limited access to consumer credit from banks, thrifts, credit card companies, and other traditional lenders. We began operations in 1987 with four branches in South Carolina and have expanded our branch network to 221 locations in the states of South Carolina, Texas, North Carolina, Tennessee, Alabama, Oklahoma, and New Mexico as of December 31, 2012. Most of our loan products are secured, and each is structured on a fixed rate, fixed term basis with fully amortizing equal monthly installment payments, repayable at any time without penalty. Our loans are sourced through our multiple channel platform, including in our branches, through direct mail campaigns, independent and franchise automobile dealerships, online credit application networks, furniture and appliance retailers, and our consumer website. We operate an integrated branch model in which all loans, regardless of origination channel, are serviced through our branch network, providing us with frequent in-person contact with our customers, which we believe improves our credit performance and customer loyalty. Our goal is to consistently and soundly grow our finance receivables and manage our portfolio risk while providing our customers with attractive and easy-to-understand loan products that serve their varied financial needs.

Our diversified product offerings include:

- *Small Installment Loans* – As of December 31, 2012, we had approximately 181,000 small installment loans outstanding, representing $190.3 million in finance receivables.
- *Large Installment Loans* – As of December 31, 2012, we had approximately 19,000 large installment loans outstanding, representing $57.4 million in finance receivables.
- *Automobile Purchase Loans* – As of December 31, 2012, we had approximately 18,000 automobile purchase loans outstanding, representing $159.8 million in finance receivables.

- *Furniture and Appliance Purchase Loans* – As of December 31, 2012, we had approximately 27,000 furniture and appliance purchase loans outstanding, representing $30.0 million in finance receivables.
- *Insurance Products* – We offer our customers optional payment protection insurance options relating to many of our loan products.

Our primary sources of revenue are interest and fee income from our loan products, of which interest and fees relating to installment loans and automobile purchase loans have historically been the largest component. In 2009, we introduced furniture and appliance purchase loans and expanded our automobile purchase loans to offer loans through online credit application networks. In addition to interest and fee income from loans, we derive revenue from insurance products sold to customers of our direct loan products.

Initial Public Offering

Our initial public offering closed on April 2, 2012, at which time we sold 3,150,000 shares of our common stock and received cash proceeds of approximately $39.8 million, net of underwriting discounts and commissions of $4.2 million and other offering expenses of $3.3 million. We used the proceeds of the offering to pay a portion of our indebtedness. We are incurring lower amounts of interest expense from the reduction of debt resulting from our initial public offering, as described in "Unaudited Pro Forma Consolidated Financial Information" below.

Factors Affecting Our Results of Operations

Our business is driven by several factors affecting our revenues, costs, and results of operations, including the following:

Growth in Loan Portfolio. The revenue that we derive from interest and fees from our loan products is largely driven by the number of loans that we originate. Average finance receivables grew 11.9% from $193.0 million in 2009 to $216.0 million in 2010, grew 22.2% to $264.0 million in 2011, and grew 36.2% to $359.7 million in 2012. We originated or purchased 120,900; 67,300; and 55,300 new loans during 2012, 2011, and 2010, respectively. We source our loans through our branches and our live check program, as well as through automobile dealerships and furniture and appliance retailers that partner with us. Our loans are made almost exclusively in geographic markets served by our network of branches. Increasing the number of branches we operate allows us to increase the number of loans that we are able to service. We opened or acquired 51, 36, and 17 new branches in 2012, 2011, and 2010, respectively. Our 2013 plans include opening 35 to 45 de novo branch locations, which is a 15.8% to 20.4% increase in our branch network. We have the opportunity to add as many as 800 additional branches over time in the states in which it is favorable for us to conduct business, and we have plans to continue to grow our branch network.

Product Mix. We offer a number of different loan products, including small installment loans, large installment loans, automobile purchase loans, and furniture and appliance purchase loans. We charge different interest rates and fees and are exposed to different credit risks with respect to the various types of loans we offer. For example, in recent years, we have sought to increase our product diversification by growing our automobile purchase and furniture and appliance purchase loans, which have lower interest rates and fees than our small and large installment loans but also have lower charge-off rates. Our product mix also varies to some extent by state. For example, small installment loans make up a smaller percentage of our loan portfolio in North Carolina than in the other states in which we operate because customers find the rate structure in North Carolina to be more favorable for larger loans. Small installment loans make up a larger percentage of our loan portfolio in Texas than our other loan products because customers find the rate structure in Texas to be more favorable for small installment loans. However, we expect to continue to diversify our product mix in the future.

Asset Quality. Our results of operations are highly dependent upon the quality of our asset portfolio. We recorded a $27.8 million provision for credit losses during 2012 (or 7.7% as a percentage of average finance receivables), a $17.9 million provision for credit losses during 2011 (or 6.8% as a percentage of average finance receivables), and a $16.6 million provision for credit losses during 2010 (or 7.7% as a percentage of average finance receivables). The quality of our asset portfolio is the result of our ability to enforce sound underwriting standards, maintain diligent portfolio oversight, and respond to changing economic conditions as we grow our loan portfolio.

Allowance for Credit Losses. We evaluate losses in each of our four categories of loans in establishing the allowance for credit losses. The following table sets forth our allowance for credit losses compared to the related finance receivables as of December 31, 2012 and December 31, 2011:

	As of December 31, 2012			As of December 31, 2011		
	Finance Receivables	Allowance for Credit Losses	Allowance as Percentage of Related Finance Receivables	Finance Receivables	Allowance for Credit Losses	Allowance as Percentage of Related Finance Receivables
	(Dollars in thousands)					
Small Installment Loans	$190,339	$11,369	6.0%	$130,257	$ 8,838	6.8%
Large installment loans	57,428	2,753	4.8%	36,938	2,448	6.6%
Automobile purchase loans	159,837	8,424	5.3%	128,660	7,618	5.9%
Furniture and appliance purchase loans	29,955	1,070	3.6%	10,739	396	3.7%
Total	$437,559	$23,616	5.4%	$306,594	$19,300	6.3%

The allowance for credit losses as a percentage of related finance receivables decreased in 2012 due to good performance in the loan categories. We believe the reduction is appropriate based on all the factors considered in establishing the allowance for credit losses.

The allowance for small installment loans uses the most recent eight months of net charge-offs as a percentage of the average of the most recent month-end balance of loans as a key data point in estimating the allowance. The allowance for each other loan type is based on the most recent 12 months of net charge-offs as a percentage of the average of the most recent month-end balance of loans as a key data point for estimating the allowance. We believe that the primary underlying factor driving the provision for credit losses for each of these loan types is the same: general economic conditions in the areas in which we conduct business. In addition, gasoline prices and the market for repossessed automobiles at auction are an additional underlying factor that we believe influences the provision for credit losses for automobile purchase loans and, to a lesser extent, large installment loans. We monitor these factors, the monthly trend of delinquencies, and the slow file (which consists of all loans one or more days past due) to identify trends that might require an increased provision, and we modify the provision for credit losses accordingly.

Interest Rates. Our costs of funds are affected by changes in interest rates, and the interest rate that we pay on our senior revolving credit facility is a floating rate. Although we have purchased interest rate caps to protect a notional amount of $150.0 million of our outstanding senior revolving credit facility should the three-month LIBOR exceed 6.0%, our cost of funding will increase if LIBOR increases.

Efficiency Ratio. One of our key operating metrics is our efficiency ratio, which is calculated by dividing the sum of general and administrative expenses by total revenue. Our efficiency ratio was 40.6% in 2012, compared to 38.6% in 2011. The increase in the ratio in 2012 reflects the additional personnel and other costs of being a public company. However, over the next several years, we expect the efficiency ratio will improve slowly as we leverage our expenses over an ever-increasing branch network.

Components of Results of Operations

Interest and Fee Income. Our interest and fee income consists primarily of interest earned on outstanding loans. We cease accruing interest on a loan when the customer is contractually past due 90 days. Interest accrual resumes when the customer makes at least one full payment and the account is less than 90 days contractually past due.

Loan fees are additional charges to the customer, such as loan origination fees, acquisition fees, and maintenance fees, as permitted by state law. The fees may or may not be refundable to the customer in the event of an early payoff, depending on state law. Fees are accreted to income over the life of the loan on the constant yield method and are included in the customer's truth in lending disclosure.

Insurance Income. Our insurance income consists of revenue from the sale of various optional credit insurance products and other payment protection options offered to customers who obtain loans directly from us. We do not sell insurance to non-borrowers. The type and terms of our optional credit insurance products vary from state to state based on applicable laws and regulations. We offer optional credit life insurance, credit accident and health insurance, and involuntary unemployment insurance. We require property insurance on any personal property securing loans and offer customers the option of providing proof of such insurance purchased from a third party (such as homeowners or renters insurance) in lieu of purchasing property insurance from us. We also require proof of liability and collision insurance for any vehicles securing loans, and we obtain property insurance on behalf of customers who permit their other insurance coverage to lapse.

We issue insurance certificates as agents on behalf of an unaffiliated insurance company and then remit to the unaffiliated insurance company the premiums we collect (net of refunds on paid out or renewed loans). The unaffiliated insurance company cedes life insurance premiums to our wholly-owned insurance subsidiary, RMC Reinsurance, Ltd. ("RMC Reinsurance"), as written and non-life premiums to RMC Reinsurance as earned. As of December 31, 2012, we had pledged a $1.3 million letter of credit to the unaffiliated insurance company to secure payment of life insurance claims. We maintain a cash reserve for life insurance claims in an amount determined by the unaffiliated insurance company. The unaffiliated insurance company maintains the reserves for non-life claims.

Other Income. Our other income consists primarily of late charges assessed on customers who fail to make a payment within a specified number of days following the due date of the payment (except in North Carolina, which does not permit late charges on direct consumer loans). Other income also includes fees for extending the due date of a loan and returned check charges. Due date extensions are only available to a customer once every thirteen months, are available only to customers who are current on their loans, and must be approved by personnel at our headquarters. Less than 1% of scheduled payments were deferred in 2012.

Provision for Credit Losses. Provisions for credit losses are charged to income in amounts that we judge as sufficient to maintain an allowance for credit losses at an adequate level to provide for losses on the related finance receivables portfolio. Credit loss experience, contractual delinquency of finance receivables, the value of underlying collateral, and management's judgment are factors used in assessing the overall adequacy of the allowance and the resulting provision for credit losses. Our provision for credit losses fluctuates so that we maintain an adequate credit loss allowance that accurately reflects our estimates of losses in our loan portfolio. Therefore, changes in our charge-off rates may result in changes to our provision for credit losses. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions or portfolio performance.

General and Administrative Expenses. Our general and administrative expenses are comprised of four categories: personnel, occupancy, advertising, and other. We typically measure our general and administrative expenses as a percentage of total revenue, which we refer to as our "efficiency ratio."

Our personnel expenses are the largest component of our general and administrative expenses and consist primarily of the salaries, bonuses, and benefits associated with all of our branch, field, and headquarters employees, and related payroll taxes. In connection with our initial public offering that closed in April 2012, we granted awards of stock options to purchase an aggregate of 280,000 shares of our common stock to our executive officers and directors and stock options to purchase an aggregate of 30,000 shares to other employees, each pursuant to the Regional Management Corp. 2011 Stock Incentive Plan (the "2011 Stock Plan"). Each stock option has an exercise price equal to the initial public offering price of $15.00 per share and vest in five equal annual installments beginning on the first anniversary of the grant date. Deferred stock-based compensation expense equal to the grant-date fair value of the stock options issued of $2.8 million is being recognized as compensation expense over the vesting period.

Our occupancy expenses consist primarily of the cost of renting our branches, all of which are leased, as well as the utility and other non-personnel costs associated with operating our branches.

Our advertising expenses consist primarily of costs associated with our live check direct mail campaigns (including postage and costs associated with selecting recipients) and maintaining our web site, as well as telephone directory advertisements and some local advertising by branches. These costs are expensed as incurred.

Other expenses consist primarily of various other expenses, including legal, audit, office supplies, credit bureau charges, and postage. In addition, for a discussion regarding how risks and uncertainties associated with the current regulatory environment may impact our future expenses, net income, and overall financial condition, see Item 1A, "Risk Factors."

Our general and administrative expenses have increased as a result of the additional legal, accounting, insurance, and other expenses associated with being a public company.

Consulting and Advisory Fees. Consulting and advisory fees consist of amounts payable to Palladium Equity Partners III, L.P. and Parallel 2005 Equity Fund, LP (which we sometimes refer to herein as our "sponsors") and certain former major stockholders, who were members of our management before our acquisition by the sponsors, pursuant to certain agreements that were terminated in connection with our initial public offering that closed in April 2012.

Interest Expense. Our interest expense consists primarily of interest payable and amortization of debt issuance costs in respect of borrowings under our senior revolving credit facility and our mezzanine debt, which was repaid with the proceeds of our initial public offering. Interest expense also includes costs attributable to the interest rate caps we enter into to manage our interest rate risk and unused line fees. Changes in the fair value of the interest rate cap are reflected in interest expense for the senior revolving credit facility and other debt.

Income Taxes. Income taxes consist primarily of state and federal income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effects of future tax rate changes are recognized in the period when the enactment of new rates occurs.

Results of Operations

The following tables summarize key components of our results of operations for the periods indicated, both in dollars and as a percentage of total revenue:

	Year Ended December 31,					
	2012		2011		2010	
	Amount	% of Revenue	Amount	% of Revenue	Amount	% of Revenue
Revenue:						
Interest and fee income	$119,235	87.6%	$ 91,303	86.8%	$74,218	85.5%
Insurance income, net	10,820	8.0%	9,247	8.8%	8,252	9.5%
Other income	5,991	4.4%	4,669	4.4%	4,362	5.0%
Total revenue	136,046	100.0%	105,219	100.0%	86,832	100.0%
Expenses:						
Provision for credit losses	27,765	20.4%	17,854	17.0%	16,568	19.4%
General and administrative expenses						
Personnel	33,366	24.5%	25,462	24.2%	20,744	23.9%
Occupancy	8,655	6.4%	6,527	6.2%	5,165	5.9%
Advertising	2,767	2.0%	2,056	2.0%	2,027	2.3%
Other	10,500	7.7%	6,589	6.3%	5,411	5.9%
Consulting and advisory fees	1,451	1.1%	975	0.9%	1,233	1.4%
Interest expense						
Senior revolving credit facility and other notes payable	10,580	7.8%	8,306	7.9%	5,720	6.6%
Mezzanine debt-related parties	1,030	0.8%	4,037	3.8%	1,427	1.6%
Mezzanine debt-third parties	—	—	—	—	2,915	3.4%
Total interest expense	11,610	8.5%	12,343	11.7%	10,062	11.6%
Total expenses	96,114	70.6%	71,806	68.2%	61,210	70.5%
Income before taxes	39,932	29.4%	33,413	31.8%	25,622	29.5%
Income taxes	14,565	10.7%	12,169	11.6%	9,178	10.6%
Net income	$ 25,367	18.6%	$ 21,244	20.2%	$16,444	18.9%

Regional Management Corp.
Selected Financial Data
Years Ended December 31, 2012 and 2011
(Unaudited)
(Dollars in thousands)

	Components of Increase in Interest Income Year Ended December 31, 2012 Compared to Year Ended December 31, 2011 Increase (Decrease)		
	Volume	Rate	Net
Small installment loans	$12,675	$(1,672)	$11,003
Large installment loans	6,521	885	7,406
Automobile purchase loans	7,259	(803)	6,456
Furniture and appliance purchase loans	2,735	332	3,067
Total increase in interest income	$29,190	$(1,258)	$27,932

	Components of Increase in Interest Income Year Ended December 31, 2011 Compared to Year Ended December 31, 2010 Increase (Decrease)		
	Volume	Rate	Net
Small installment loans	$ 7,557	$1,614	$ 9,171
Large installment loans	485	351	836
Automobile purchase loans	5,956	374	6,330
Furniture and appliance purchase loans	807	(59)	748
Total increase in interest income	$14,805	$2,280	$17,085

	Loans Originated (1) Years Ended December 31,	
	2012	2011
Small installment loans	$438,154	$328,098
Large installment loans	83,094	58,155
Automobile purchase loans	127,922	118,856
Furniture and appliance purchase loans	36,611	14,518
Total finance receivables	$685,781	$519,627

	Years Ended December 31,			
	2012		2011	
	Amount	Percentage of Average Finance Receivables	Amount	Percentage of Average Finance Receivables
Net charge-offs as a percentage of average finance receivables	$23,449	6.5%	$16,554	6.3%
	Amount	Percentage of Total Revenue	Amount	Percentage of Total Revenue
Provision for credit losses	$27,765	20.4%	$17,854	17.0%
General and administrative expenses	$55,288	40.6%	$40,634	38.6%

	Finance Receivables Years Ended December 31, 2012	2011
Small installment loans	$190,339	$130,257
Large installment loans	57,428	36,938
Automobile purchase loans	159,837	128,660
Furniture and appliance purchase loans	29,955	10,739
Total finance receivables	$437,559	$306,594

	Years Ended December 31, 2012		2011	
	Amount	Percentage of Total Finance Receivables	Amount	Percentage of Total Finance Receivables
Allowance for credit losses	$23,616	5.4%	$19,300	6.3%
Over 90 days contractually delinquent	$11,101	2.5%	$ 5,220	1.7%
Over 180 days contractually delinquent	$ 1,989	0.5%	$ 1,346	0.4%
Number of branches at period end (2)	221		170	

(1) Represents gross balance of loan originations, including unearned finance charges

(2) Includes the 19 branches retained following the acquisition of the assets of two consumer loan companies in the state of Alabama

Comparison of the Year Ended December 31, 2012, Versus the Year Ended December 31, 2011

Net Income and Revenue. Net income increased $4.1 million, or 19.4%, to $25.4 million in 2012, from $21.2 million in 2011. Total revenues increased $30.8 million during 2012, a 29.3% increase over 2011. The increase in 2012 revenues and net income is attributable to strong loan growth in existing branches, combined with the opening of 32 additional branches and the acquisition of 19 net new branches in Alabama.

Interest and Fee Income. Interest and fee income increased $27.9 million, or 30.6%, to $119.2 million in 2012, from $91.3 million in 2011. The increase in interest and fee income was due primarily to a 36.2% increase in average finance receivables during the year, offset by a decrease in the average yield on loans from 34.6% to 33.2%. The following table sets forth the portions of the increase in interest and fee income attributable to changes in the finance receivables balance and average yield for each of our products for 2012, compared to 2011 (dollars in thousands):

	Year Ended December 31, 2012 Compared to Year Ended December 31, 2011 Increase (Decrease)		
	Volume	Rate	Net
Small installment loans	$12,675	$(1,672)	$11,003
Large installment loans	6,521	885	7,406
Automobile purchase loans	7,259	(803)	6,456
Furniture and appliance purchase loans	2,735	332	3,067
Total	$29,190	$(1,258)	$27,932

The following is a discussion of the changes by product type:

- *Small Installment Loans* – Small installment loans (loans with an original principal balance of $2,500 or less) outstanding increased by $60.1 million, or 46.1%, to $190.3 million at December 31, 2012, from $130.3 million at December 31, 2011. Our live check campaigns drove significant loan growth in existing and new branches. Customers with higher credit scores were offered lower rates which reduced the yield late in the year. In addition, the growth in receivables at the new branches opened in 2012 contributed to the growth in overall small installment loans outstanding.

- *Large Installment Loans* – Large installment loans outstanding increased by $20.5 million, or 55.5%, to $57.4 million at December 31, 2012, from $36.9 million at December 31, 2011. The increase is primarily due to the acquisition of assets from two consumer loan companies in Alabama.
- *Automobile Purchase Loans* – Automobile purchase loans outstanding increased by $31.2 million, or 24.2%, to $159.8 million at December 31, 2012, from $128.7 million at December 31, 2011. The increase in automobile purchase loans outstanding was principally due to our increased emphasis on such loans, including our new initiatives relating to indirect lending through our AutoCredit Source branches. The addition in recent years of indirect lending at a lower interest rate has slightly lowered the overall yield of our automobile purchase loan category.
- *Furniture and Appliance Purchase Loans* – Furniture and appliance purchase loans outstanding increased $19.2 million, or 178.9%, to $30.0 million at December 31, 2012, from $10.7 million at December 31, 2011. The increase in furniture and appliance purchase loans outstanding resulted from the additional relationships we established with new furniture and appliance retailers, as well as an expansion of volume through our existing relationships.

Insurance Income. Insurance income increased $1.6 million, or 17.0%, to $10.8 million in 2012 from $9.2 million in 2011. However, insurance income as a percentage of average finance receivables decreased from 3.5% to 3.0%. The decline is primarily attributable to the increase in indirect automobile purchase and furniture and appliance purchase loans where we do not have the opportunity to discuss our insurance offerings with the customer.

Other Income. Other income increased $1.3 million, or 28.3%, to $6.0 million in 2012 from $4.7 million in 2011. The largest component of other income is late charges, which increased $1.0 million, or 31.9%, to $4.2 million in 2012 from $3.2 in 2011.

In 2012 and 2011, we recognized $345,000 and $453,000, respectively, of revenue from the preparation of income tax returns. The Company no longer provides these services.

Provision for Credit Losses. Our provision for credit losses increased $9.9 million, or 55.5%, to $27.8 million in 2012 from $17.9 million in 2011. The increase in the provision was made in recognition of growth in the loan portfolio. Net loans charged-off were 6.5% and 6.3% of average finance receivables for 2012 and 2011, respectively.

General and Administrative Expenses. Our general and administrative expenses, comprising expenses for personnel, occupancy, advertising, and other expenses, increased $14.7 million, or 36.1%, to $55.3 million during 2012 from $40.6 million in 2011. This increase was primarily the result of adding 51 branches to our network. Our efficiency ratio (general and administrative expenses as a percentage of revenue) increased to 40.6% in 2012 from 38.6% in 2011.

Personnel. The largest component of general and administrative expenses is personnel expense, which increased $7.9 million, or 31.0%, to $33.4 million in 2012 from $25.5 million for 2011. This increase is primarily attributable to the number of new branches opened. At December 31, 2011, we had 170 branches; whereas, at December 31, 2012 we had 221 branches. However, personnel costs as a percentage of average finance receivables declined to 9.3% for 2012 from 9.6% in 2011.

Occupancy. Occupancy expenses increased $2.1 million, or 32.6%, to $8.7 million in 2012 from $6.5 million in 2011. The increase in occupancy expenses is the result of 51 additional branches at December 31, 2012, compared to December 31, 2011. Additionally, we frequently experience increases in rent as we renew existing leases.

Advertising. Advertising expenses increased $711,000, or 34.6%, to $2.8 million in 2012 from $2.1 million in 2011. The increase in advertising expenses was due primarily to an increase in the volume of our live check campaigns.

Other Expenses. Other expenses increased $3.9 million, or 59.4%, to $10.5 million in 2012 from $6.6 million in 2011. The increase was due primarily to costs associated with the acquisition of the assets of two consumer loan companies in Alabama, the addition of 51 new branches, and costs associated with being a public company.

Interest Expense. Interest expense on the senior revolving credit facility and other debt increased $2.3 million, or 27.4%, to $10.6 million in 2012 from $8.3 million in 2011. The average cost of our senior revolving credit facility decreased by 22 basis points from 4.76% for the year ended December 31, 2011 to 4.54% for the year ended December 31, 2012. The primary difference was the mix between our LIBOR-based portion of the loan and the prime interest rate portion of the loan and the reduction in the unused line fee as the amount outstanding increased. The increase in interest in 2012 was due primarily to higher average outstanding debt balances.

Consulting and Advisory Fees. The consulting and advisory fees paid to related parties increased $476,000 to $1.5 million in 2012 from $975,000 in 2011. The increase in advisory and consulting fees is attributable to the termination fees payable to the sponsors and former majority stockholders at closing of the initial public offering in April 2012. These fee agreements terminated with the closing of the initial public offering.

Income Taxes. Income taxes increased $2.4 million, or 19.7%, to $14.6 million in 2012 from $12.2 million compared to 2011. The increase in income taxes was due to an increase in our net income before taxes.

Comparison of the Year Ended December 31, 2011, Versus the Year Ended December 31, 2010

Income and Revenue. Net income increased to $21.2 million for 2011, or 29.2%, from 2010. Operating income (revenue less provision for credit losses and general and administrative expenses) increased approximately $9.8 million, or 26.6%, in 2011. Total revenues increased to $18.4 million during 2011, a 21.2% increase over the $86.8 million of total revenues for 2010. The increase is attributable to the opening of 33 additional branches and the acquisition of 3 net new branches in 2011.

Interest and Fee Income. Interest and fee income increased $17.1 million, or 23.0%, to $91.3 million in 2011 from $74.2 million in 2010. The increase in interest and fee income was due primarily to a 22.2% increase in average finance receivables in 2011 as compared to 2010 and an increase in the average yield on loans from 34.4% to 34.6%. The following table sets forth the portions of the increase in interest and fee income attributable to changes in the finance receivables balance and average yield for each of our products for 2011, compared to 2010 (dollars in thousands):

	Year Ended December 31, 2011 Compared to Year Ended December 31, 2010 Increase (Decrease)		
	Volume	Rate	Net
Small installment loans	$ 7,557	$1,614	$ 9,171
Large installment loans	485	351	836
Automobile purchase loans	5,956	374	6,330
Furniture and appliance purchase loans	807	(59)	748
Total	$14,805	$2,280	$17,085

Insurance Income. Insurance income increased $995,000, or 12.1%, to $9.2 million in 2011 from $8.3 million in 2010. Insurance income as a percentage of average finance receivables declined from 3.8% to 3.5% in 2011. In 2010, our insurance partner refunded $570,000 to us. Without this refund, insurance income in 2010 would have been 3.6% of average finance receivables. We expect that insurance income as a percentage of average finance receivables will decline with the growth of our indirect automobile purchase loan and furniture and appliance purchase loan businesses as they do not provide us the opportunity to offer insurance products to customers.

Other Income. Other income increased $307,000, or 7.0%, to $4.7 million in 2011 from $4.4 million in 2010. The largest component of other income is late charges, which increased $353,000, or 12.6%, to $3.2 million in 2011 from $2.8 million in 2010 as a result of our higher average finance receivables in 2011. However, late charges as a percentage of average finance receivables declined slightly in 2011 as compared to 2010 as a result of lower loan delinquencies in 2011.

In 2010 and 2011, we recognized $500,000 and $453,000, respectively, of revenue from the preparation of income tax returns.

Provision for Credit Losses. Our provision for credit losses increased $1.3 million, or 7.8%, to $17.9 million in 2011 from $16.6 million in 2010. The increase in the provision for credit losses in 2011 resulted from the growth in average finance receivables, particularly the automobile purchase loan portfolio. In 2011, automobile purchase loans grew by $35.4 million, compared to a growth of $10.0 million in 2010. Net charge-offs for 2011 were $16.6 million, or 6.3% of average finance receivables, down from $17.0 million, or 7.9% of average finance receivables, in 2010.

General and Administrative Expenses. Our general and administrative expenses, comprising expenses for personnel, occupancy, advertising, and other expenses, increased $7.3 million, or 21.9%, to $40.6 million during 2011 from $33.3 million in 2010. Our efficiency ratio (general and administrative expenses as a percentage of revenue) increased to 38.6% in 2011 from 38.4% in 2010.

Personnel. The largest component of general and administrative expenses is personnel expense, which increased $4.7 million, or 22.7%, to $25.5 million in 2011 from $20.7 million for 2010. This increase is primarily attributable to the addition of 36 branches in 2011. Personnel costs as a percentage of average finance receivables remained constant at 9.6% in 2011 and 2010. Personnel costs increase with the opening of new branches as we frequently hire branch managers one to three months in advance of opening the branch. This time is spent training managers in another branch prior to opening the branch for which they were hired.

Occupancy. Occupancy expenses increased $1.4 million, or 26.4%, to $6.5 million in 2011 from $5.2 million in 2010. The increase in occupancy expenses is the result of adding additional branches and the associated rent and utility costs of those branches.

Advertising. Advertising expenses increased $29,000, or 1.4%, to $2.1 million in 2011 from $2.0 million in 2010.

Other Expenses. Other expenses increased $1.2 million, or 21.8%, to $6.6 million in 2011 from $5.4 million in 2010. The increase in other expenses was due primarily to growth in new branches.

Interest Expense. Interest expense increased $2.3 million, or 22.7%, to $12.3 million in 2011 from $10.1 million in 2010. The increase in interest expense was due primarily to increased interest expense associated with our senior revolving credit facility and an increase in the unused line fee on our senior revolving credit facility from 25 to 50 basis points effective with the August 2010 renewal of our senior revolving credit facility, partially offset by a decrease in interest expense associated with our mezzanine debt.

Interest expense associated with our senior revolving credit facility increased $2.6 million in 2011 compared to 2010. In 2011, the average 30-day LIBOR rate was 0.29% as compared to 0.34% in 2010. However, in August 2010, we amended our senior revolving credit facility, which included a new LIBOR floor of 1.00%. In addition, the average amount outstanding under our senior revolving credit facility increased by $30.4 million during 2011 as compared to 2010. The increase in interest expense with respect to our senior revolving credit facility was also affected by a $252,000 increase in interest expense associated with the change in the value of our interest rate cap during 2011, which was a smaller expense than the unfavorable adjustment of $843,000 during 2010. The rate on the mezzanine debt was 14.25% from January 1, 2010 to August 10, 2010, at which time it increased to 15.25%, which was the rate during 2011. We also charged off $245,000 of unamortized debt issuance costs in 2010 in connection with the refinancing of the mezzanine debt and incurred additional expenses in 2010 primarily related to the refinancing.

Consulting and Advisory Fees. The consulting and advisory fees paid to related parties decreased $258,000, or 20.9%, to $975,000 in 2011 from $1.2 million in 2010. These fee agreements terminated with the closing of the initial public offering on April 2, 2012.

Income Taxes. Income taxes increased $3.0 million, or 32.6%, to $12.2 million in 2011 from $9.2 million in 2010. The increase in income taxes was due to an increase in our net income before taxes combined with an increase in the tax rate from 35.8% to 36.4%. The increase in the tax rate is attributable to increased state income taxes, partially offset by an increase in the tax benefit from RMC Reinsurance. RMC Reinsurance is qualified as a small life insurance company for income tax purposes and, as such, is permitted to exclude a certain amount of income from taxable income. The tax benefit attributable to RMC Reinsurance increased in 2011 compared to 2010 because of a $570,000 refund received from our insurance partner in 2010. The refund increased taxable income in RMC Reinsurance, reducing the tax benefit in 2010.

Quarterly Information and Seasonality

Our loan volume and corresponding finance receivables follow seasonal trends. Demand for our loans is typically highest during the fourth quarter, largely due to customers borrowing money for holiday spending. With the exception of automobile purchase loans, loan demand has generally been the lowest during the first quarter, largely due to the timing of income tax refunds. During the remainder of the year, our loan volume typically grows from customer loan activity. In addition, we typically generate higher loan volumes in the second half of the year from our live check campaigns, which are timed to coincide with seasonal consumer demand. Consequently, we experience significant seasonal fluctuations in our operating results and cash needs.

Liquidity and Capital Resources

Our primary cash needs relate to the funding of our lending activities and, to a lesser extent, capital expenditures relating to expanding and maintaining our branch locations. In connection with our plans to open 35 to 45 new branches in 2013, we will incur $2.1 million to $2.7 million of capital expenditures. We have historically financed, and plan to continue to finance, our short-term and long-term operating liquidity and capital needs through a combination of cash flows from operations and borrowings under our senior revolving credit facility.

As a holding company, almost all of the funds generated from our operations are earned by our operating subsidiaries. In addition, our wholly-owned subsidiary, RMC Reinsurance, is required to maintain cash reserves against life insurance policies ceded to it, as determined by the ceding company, and has also purchased a cash-collateralized letter of credit in favor of the ceding company. As of December 31, 2012, these reserve requirements totaled $1.3 million. Additionally, we had a reserve for life insurance claims on our balance sheet of $207,000, as determined by the third party, unrelated ceding company.

Cash Flow.

Operating Activities. Net cash provided by operating activities increased by $16.5 million, or 40.2%, to $57.6 million in 2012 from $41.0 million in 2011. The increase was primarily due to higher profitability due to growth in the business.

Net cash provided by operating activities decreased slightly from 2010 to 2011, despite an increase in net income of $4.8 million. Offsetting the increase in net income was cash spent on other assets, primarily $2.6 million of expenses related to the preparation for our initial public offering.

Investing Activities. Investing activities consist of finance receivables originated and purchased, net change in restricted cash, purchase of furniture and equipment for new and existing branches, and the purchase of interest rate caps. Net cash used in investing activities for 2012 was $159.5 million compared to $78.9 million in 2011, a net increase of $80.5 million. The increase is due to growth in all loan categories, including large loans via the $28.4 million purchase of the assets of two consumer loan companies, small loans via successful live check campaigns, and the result of good customer demand for auto and furniture loans.

Net cash used in investing activities increased $28.3 million to $78.9 million during 2011 from $50.6 million in 2010. The increase in cash used in investing activities was primarily the result of an increase of $26.6 million in the net origination or purchase of receivables from $49.3 million during 2010 to $75.9 million in 2011. As we continue to grow our branch network and diversity of our product offerings, we expect cash will continue to be invested in new loan volume and capital expenditures.

Financing Activities. Financing activities consist of borrowings and payments on our outstanding indebtedness and issuance of common stock. During 2012, net cash provided by financing activities was $100.3 million, resulting in a net increase in net cash provided by financing activities of $58.5 million. The increase in net cash provided by financing activities was a result of net proceeds from the initial public offering and an increase in net advances from our senior revolving credit facility to fund a portion of the increase in finance receivables.

Net cash provided by financing activities increased by $34.7 million to $41.9 million in 2011 from $7.2 million in 2010. The increase in net cash provided by financing activities was primarily a result of an increase in net advances from our senior revolving credit facility to fund a portion of the increase in finance receivables not covered by cash from operations.

On April 2, 2012, we repaid the mezzanine debt and a portion of the borrowings under our senior revolving credit facility with proceeds from our initial public offering.

Financing Arrangements.

Senior Revolving Credit Facility. We entered into an amended and restated senior revolving credit facility with a syndicate of banks in January 2012, which was subsequently amended in July 2012. The amended and restated senior revolving credit facility provides for up to $325.0 million in availability, with a borrowing base of 85% of eligible finance receivables, and matures in July 2015. The facility has an accordion provision that allows for the expansion of the facility to $400 million. Borrowings under the facility bear interest, payable monthly, at rates equal to LIBOR of a maturity we elect between one month and six months, with a LIBOR floor of 1.00%, plus an applicable margin based on our leverage ratio. Alternatively, we may pay interest at a rate based on the prime rate plus an applicable margin (which would have been 2.0% as of December 31, 2012). We also pay an unused line fee of 0.50% per annum, payable monthly. This fee decreased to 0.375% when the line exceeded $275 million. The senior revolving credit facility is collateralized by certain of our assets, including substantially all of our finance receivables and equity interests of substantially all of our subsidiaries. The credit agreement contains certain restrictive covenants, including maintenance of specified interest coverage and debt ratios, restrictions on distributions, limitations on other indebtedness, maintenance of a minimum allowance for credit losses, and certain other restrictions.

Our outstanding debt under the senior revolving credit facility was $292.4 million at December 31, 2012. We repaid a portion of the borrowings under our senior revolving credit facility from a portion of the net proceeds from our initial public offering, which closed in April 2012. At December 31, 2012, we were in material compliance with our debt covenants. See Item 1A, "Risk Factors" for a discussion of risks related to our amended and restated senior revolving credit facility, including refinancing risk. A year or more in advance of the maturity date of our amended and restated senior revolving credit facility, we intend to extend its maturity date or take other appropriate action to address repayment upon maturity.

We have entered into interest rate caps to manage interest rate risk associated with a notional amount of $150.0 million of our LIBOR-based borrowings. The interest rate caps have a strike rate of six percent and a maturity of March 4, 2014. When three-month LIBOR exceeds six percent, the counterparty reimburses us for the excess over six percent; no payment is required by us or the counterparty when three-month LIBOR is below six percent.

Mezzanine Debt. In August 2010, we entered into a $25.8 million mezzanine loan from a sponsor and three individual stockholders. Our mezzanine debt was repaid in full from the proceeds of our initial public offering, which closed in April 2012.

Other Financing Arrangements. We have a $1.5 million line of credit with a commercial bank to facilitate our cash management program, which is secured by a mortgage on our headquarters. The interest rate is prime plus 0.25%, with a minimum of 5.00%, and interest is payable monthly. The line of credit matures on January 18, 2015. There are no significant restrictive covenants associated with this line of credit. There was no amount outstanding under this line of credit at December 31, 2012.

Off Balance Sheet Arrangements

We are not a party to any off balance sheet arrangements.

Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2012, and the effect such obligations are expected to have on our liquidity and cash flows in future periods (dollars in thousands).

	Payments Due by Period				
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Principal payments on long-term debt obligations	$292,379	$ —	$292,379	$ —	$—
Interest payments on long-term debt obligations	30,597	11,820	18,777	—	—
Operating lease obligations	8,434	3,754	3,854	821	5
	$331,410	$15,574	$315,010	$ 821	$ 5

Impact of Inflation

Our results of operations and financial condition are presented based on historical cost, except for the interest rate cap which is carried at fair value. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe the effects of inflation, if any, on our results of operations and financial condition have been immaterial.

Related Party Transactions

For a description of our related party transactions, see "Part III. Financial Statements, Note 15, Related Party Transactions."

Critical Accounting Policies

Management's discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The preparation of these financial statements requires estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Management bases estimates on historical experience and other assumptions it believes to be reasonable under the circumstances and evaluates these estimates on an on-going basis. Actual results may differ from these estimates under different assumptions or conditions.

We set forth below those material accounting policies that we believe are the most critical to an investor's understanding of our financial results and condition and that involve a higher degree of complexity and management judgment.

Credit Losses.

Finance receivables are equal to the total amount due from the customer, net of unearned finance and insurance charges. Net finance receivables are equal to the total amount due from the customer, net of unearned finance and insurance charges and allowance for credit losses.

Provisions for credit losses are charged to income in amounts sufficient to maintain an adequate allowance for credit losses on our related finance receivables portfolio. Credit loss experience, contractual delinquency of finance receivables, the value of underlying collateral, and management's judgment are factors used in assessing the overall adequacy of the allowance and the resulting provision for credit losses.

Our loans within each loan product are homogenous and it is not possible to evaluate individual loans. We evaluate losses in each of the four categories of loans in establishing the allowance for credit losses.

In making an evaluation about the portfolio, we consider the trend of contractual delinquencies and the slow file. The slow file consists of all loans that are one or more days past due. We use the number of accounts in the slow file, rather than the dollar amount, to prevent masking delinquencies of smaller loans compared to larger loans. We evaluate delinquencies and the slow file by each state and by supervision district within states to identify trends requiring investigation. Historically, loss rates have been affected by several factors, including the unemployment rates in the areas in which we operate, the number of customers filing for bankruptcy protection, and the prices paid for vehicles at automobile auctions. Management considers each of these factors in establishing the allowance for credit losses.

We evaluate the loans of customers in Chapter 13 bankruptcy for impairment as troubled debt restructurings. We have adopted the policy of aggregating loans with similar risk characteristics for purposes of computing the amount of impairment. In connection with the adoption of this practice, we compute the estimated impairment on our Chapter 13 bankrupt loans in the aggregate by discounting the projected cash flows at the original contract rates on the loan using the terms imposed by the bankruptcy court. We applied this method in the aggregate to each of our four classes of loans.

Our policy for the accounts of customers in bankruptcy is to charge off the balance of accounts in a confirmed bankruptcy under Chapter 7 of the bankruptcy code. For customers in a Chapter 13 bankruptcy plan, the bankruptcy court reduces the post-petition interest rate we can charge, as it does for most creditors. Additionally, if the bankruptcy court converts a portion of a loan to an unsecured claim, our policy is to charge off the portion of the unsecured balance that we deem uncollectible at the time the bankruptcy plan is confirmed. Once the customer is in a confirmed Chapter 13 bankruptcy plan, we receive payments with respect to the remaining amount of the loan at the reduced interest rate from the bankruptcy trustee. We do not believe that accounts'in a confirmed Chapter 13 plan have a higher level of risk than non-bankrupt accounts. If a customer fails to comply with the terms of the bankruptcy order, we will petition the trustee to have the customer dismissed from bankruptcy. Upon dismissal, we restore the account to the original terms and pursue collection through our normal collection activities.

Prior to June 30, 2011, in making the computations of the present value of cash payments to be received on bankrupt accounts in each product category, we used the weighted average interest rates and weighted average remaining term based on data as of June 30, 2011, because current data prior to June 30, 2011, was not previously available. Management believes that using current data does not materially change the results that would be obtained if it had available data for interest rates and remaining term data as of the applicable periods. Since June 30, 2011, we have used data for the current quarter.

We fully reserve for all loans at the date that the loan is contractually delinquent 180 days. We initiate repossession proceedings on certain loans when an account is seriously delinquent, we have exhausted other means of collection, and, in the opinion of management, the customer is unlikely to make further payments. We sell substantially all repossessed vehicles through public sales conducted by independent automobile auction organizations, after the required post-possession waiting period. Losses on the sale of repossessed collateral are charged to the allowance for credit losses.

Income Recognition.

Interest income is recognized using the interest (actuarial) method, or constant yield method. Therefore, we recognize revenue from interest at an equal rate over the term of the loan. Unearned finance charges on pre-compute contracts are rebated to customers utilizing the Rule of 78s method. The difference between income recognized under the constant yield method and the Rule of 78s method is recognized as an adjustment to interest income at the time of rebate. Accrual of interest income on finance receivables is suspended when no payment has been received for 90 days or more on a contractual basis. The accrual of income is not resumed until one or more full contractual monthly payments are received and the account is less than 90 days contractually delinquent. Interest income is suspended on finance receivables for which collateral has been repossessed.

We recognize income on credit insurance products using the constant yield method over the life of the related loan. Rebates are computed using the Rule of 78s method, and any difference between the constant yield method and the Rule of 78s is recognized in income at the time of rebate.

We charge a fee to automobile dealers for each loan we purchase from that dealer. We defer this fee and accrete it to income using a method that approximates the constant yield method over the life of the loan.

Charges for late fees are recognized as income when collected.

Insurance Operations. Insurance operations include revenue and expense from the sale of optional insurance products to our customers. These optional products include credit life, credit accident and health, property insurance, and involuntary unemployment insurance. The premiums and commissions we receive are deferred and amortized to income over the life of the insurance policy using the constant yield method.

Stock-Based Compensation.

We have a stock option plan for certain members of management. We did not grant any options in 2009, 2010, or 2011. Upon the closing of the initial public offering in 2012, we granted options to purchase an aggregate of 310,000 shares of our common stock to certain of our officers and directors. We measure compensation cost for stock-based awards made under this plan at estimated fair value and recognize compensation expense over the service period for awards expected to vest. All grants are made at 100% of fair value at the date of the grant.

The fair value of stock options is determined using the Black-Scholes valuation model. The Black-Scholes model requires the input of highly subjective assumptions, including expected volatility, risk-free interest rate, and expected life, changes to which can materially affect the fair value estimate. In addition, the estimation of stock-based awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised.

Prior to our initial public offering in March 2012, our stock was not publically traded. We used the performance of the common stock of a publicly traded company whose business is comparable to ours to estimate the volatility of our stock. The risk-free rate is based on the U.S. Treasury yield at the date our Board approved the option awards for the period over which the options are exercisable.

Income Taxes.

We file income tax returns in the U.S. federal jurisdiction and various states. We are generally no longer subject to U.S. federal, state or local income tax examinations by taxing authorities before 2009, though we remain subject to examination in Texas for the 2008 tax year.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. As of December 31, 2012, we had not taken any tax position that exceeds the amount described above.

Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the consolidated statements of income.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effects of future tax rate changes are recognized in the period when the enactment of new rates occurs.

Recently Issued Accounting Standards

On May 2, 2012, we filed a Current Report on Form 8-K with the Securities and Exchange Commission (the "SEC") in which we notified the SEC that, pursuant to Section 107(b) of the Jumpstart Our Business Startups Act (the "JOBS Act"), relating to the extension of time to comply with new or revised financial accounting standards provided under Section 7(a)(2)(B) of the Securities Act of 1933, as amended, and Section 13(a) of the Securities Exchange Act of 1934, as amended, we have chosen to comply with such standards to the same extent that a non-emerging growth company is required to comply with such standards.

Accounting Pronouncements Issued and Adopted.

In October 2010, the FASB issued ASU 2010-26, *Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts.* ASU 2010-26 modifies the definitions of the type of costs incurred by insurance entities that can be capitalized in the successful acquisition of new and renewal contracts. ASU 2010-26 requires incremental direct costs of successful contract acquisition, as well as certain costs related to underwriting, policy issuance and processing, medical and inspection and sales force contract selling for successful contract acquisition to be capitalized. These incremental direct costs and other costs are those that are essential to the contract transaction and would not have been incurred had the contract transaction not occurred. This guidance was adopted by the Company for the year beginning January 1, 2012 and will be applied prospectively. The adoption of this guidance did not have a material impact on our financial position, results of operations or cash flows.

In May 2011, the FASB issued ASU 2011-04, *Fair Value Measurement*, which aligns disclosures related to fair value between U.S. GAAP and International Financial Reporting Standards. The ASU includes changes to the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and changes to the disclosure of information about fair value measurements. More specifically, the changes clarify the intent of the FASB regarding the application of existing fair value measurements and disclosures as well as changing some particular principles or requirements for measuring fair value or for disclosing information about fair value measurements. This ASU is effective for interim and annual periods beginning after December 15, 2011. The adoption of this guidance did not have a material impact on our consolidated financial statements.

Unaudited Pro Forma Consolidated Financial Information

The Company closed its initial public offering on April 2, 2012. The unaudited pro forma consolidated statement of income for the twelve months ended December 31, 2012 presents our consolidated result of operations giving pro forma effect to the initial public offering and the application of the estimated net proceeds therefrom, as if such transactions occurred at January 1, 2012. The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of these transactions on our historical financial information.

The unaudited pro forma consolidated financial information is included for informational purposes only and does not purport to reflect our results of operations or financial position had we operated as a public company during the periods presented. The unaudited pro forma consolidated financial information should not be relied upon as being indicative of our results of operations or financial position had the initial public offering and the application of the estimated net proceeds occurred on the dates assumed. The unaudited pro forma consolidated financial information also does not project our results of operations or financial position for any future period or date.

The pro forma adjustments give effect to the application of the proceeds from our initial public offering, as described under "Part II. Other Information, Item 2, Unregistered Sales of Equity Securities and Use of Proceeds" in our Quarterly Report on Form 10-Q for the period ended March 31, 2012 (which was filed with the SEC on May 10, 2012), including:

- the repayment of a portion of our outstanding indebtedness and the associated reduction in interest expense;
- the termination of our advisory agreement with certain stockholders and consulting agreements with certain of the individual stockholders and the associated termination of consulting and advisory fees, each in accordance with its terms upon the consummation of the initial public offering, which termination does not result in any adjustment to our pro forma consolidated balance sheet;
- the termination of the right of the individual stockholders to sell their stock back to us, pursuant to the terms of a shareholders agreement that terminated upon the consummation of our initial public offering;
- the reduction in the interest rate on our senior revolving credit facility upon the completion of our initial public offering; and
- a recalculation of weighted average diluted shares outstanding using a value per share of $15.00 rather than the value estimated in the historical financial statements.

Unaudited Pro Forma Consolidated Statements of Income
For the Twelve Months Ended December 31, 2012
($ in thousands except per share amounts)

	Actual	Pro Forma Adjustments	Pro Forma
Revenue			
Interest and fee income	$ 119,235	$ —	$ 119,235
Insurance income	10,820	—	10,820
Other income	5,991	—	5,991
Total revenue	136,046	—	136,046
Expenses			
Provision for credit losses	27,765	—	27,765
General and administrative expenses			
Personnel	33,366	140[(1)]	33,506
Occupancy	8,655	—	8,655
Advertising	2,767	—	2,767
Other	10,500	—	10,500
Consulting and advisory fees	1,451	(1,451)[(2)]	—
Interest expense			
Senior revolving credit facility and other debt	10,580	(247)[(3)]	10,333
Mezzanine debt-related parties	1,030	(1,030)[(4)]	—
Total interest expense	11,610	(1,277)	10,333
Total expenses	96,114	(2,588)	93,526
Income before income taxes	39,932	2,588	42,520
Income taxes	14,565	942[(5)]	15,507
Net income	$ 25,367	$ 1,646	$ 27,013
Net income per common share			
Basic	$ 2.17		$ 2.16
Diluted	$ 2.12		$ 2.12
Weighted average shares outstanding:			
Basic	11,694,924		12,486,727
Diluted	11,980,748		12,772,551

(1) Represents additional compensation expense associated with the grant of options upon consummation of the initial public offering.

(2) Represents a termination fee of $1,125, combined with the $326 we paid our former majority stockholders and sponsors for the three months ended March 31, 2012. The agreements with the former majority stockholders and sponsors terminated with the completion of the initial public offering.

(3) Reflects reduction in interest expense as a result of payment of $13,229 in aggregate principal amount of our senior revolving credit facility, offset in part by an unused line fee of 0.50%. Also reflects a reduction in the interest rate under our senior revolving credit facility from one month LIBOR (with a LIBOR floor of 1.00%) plus 3.25% to one month LIBOR (with a LIBOR floor of 1.00%) plus 3.00%.

(4) Reflects reduction in interest expense as a result of the repayment of the $25,814 in aggregate principal amount of our mezzanine debt, which accrued interest at a rate of 15.25% per annum.

(5) Reflects an increase in income taxes as a result of the increase in income before taxes.

Form 10-K

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.*

Interest Rate Risk

Interest rate risk arises from the possibility that changes in interest rates will affect our results of operations and financial condition. Finance receivables are originated either at prevailing market rates or at statutory limits. Our loan portfolio turns approximately 1.2 times per year from cash payments and renewal of loans. As our automobile purchase loans and furniture and appliance purchase loans have longer maturities and typically are not refinanced prior to maturity, the rate of turn of the loan portfolio may decrease as these loans increase as a percentage of our portfolio.

We also are exposed to changes in interest rates as a result of our borrowing activities, which include a senior revolving credit facility with a group of banks used to maintain liquidity and fund our business operations. The nature and amount of our debt may vary as a result of future business requirements, market conditions, and other factors. At December 31, 2012, our outstanding debt under our senior revolving credit facility was $292.4 million and interest on borrowings under this facility was 4.54% for the year ended December 31, 2012, including amortization of debt issuance costs, an unused line fee, and adjustments to fair value of the Company's interest rate cap. Because the LIBOR interest rates are currently below the 1.00% floor provided for in our senior revolving credit facility, an increase of 100 basis points in the LIBOR interest rate would result in an increase of less than 100 basis points to our borrowing costs. Based on a LIBOR rate of 25 basis points and the outstanding balance at December 31, 2012, an increase of 100 basis points in the LIBOR would result in an increase of 25 basis points to our borrowing costs and would result in $731,000 of increased interest expense on an annual basis. We entered into an amended and restated senior revolving credit facility on January 18, 2012, which was subsequently amended on July 31, 2012.

We have entered into interest rate caps to manage interest rate risk associated with a notional $150.0 million of our LIBOR-based borrowings. The interest rate caps are based on the three-month LIBOR contract, reimburse us for the difference when three-month LIBOR exceeds six percent, and have a maturity of March 4, 2014. The carrying value of the interest rate caps are adjusted to fair value. For the year ended December 31, 2012, we recorded an unfavorable fair value adjustment of $27,434 as an increase in interest expense.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.*

REGIONAL MANAGEMENT CORP.

INDEX TO CONSOLIDATED AUDITED FINANCIAL STATEMENTS

Fiscal Year Ended December 31, 2012

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Regional Management Corp. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Regional Management Corp. and Subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Regional Management Corp. and Subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey LLP
Raleigh, North Carolina

March 18, 2013

Regional Management Corp. and Subsidiaries
Consolidated Balance Sheets
December 31, 2012 and 2011
($ in thousands except per share amounts)

	2012	2011
Assets		
Cash	$ 3,298	$ 4,849
Gross finance receivables	529,583	387,494
Less unearned finance charges, insurance premiums, and commissions	(92,024)	(80,900)
Finance receivables	437,559	306,594
Allowance for credit losses	(23,616)	(19,300)
Net finance receivables	413,943	287,294
Property and equipment, net of accumulated depreciation	5,111	4,446
Deferred tax asset, net	—	15
Repossessed assets at net realizable value	711	409
Goodwill	363	363
Intangible assets, net	1,815	136
Other assets	9,750	6,638
Total assets	$ 434,991	$ 304,150
Liabilities and Stockholders' Equity		
Liabilities:		
Cash overdraft	$ —	$ 1
Deferred tax liability, net	5,947	—
Accounts payable and accrued expenses	6,096	7,447
Senior revolving credit facility	292,379	206,009
Mezzanine debt-related parties	—	25,814
Total liabilities	304,422	239,271
Commitments and Contingencies		
Temporary equity	—	12,000
Stockholders' equity:		
Preferred stock, $0.10 par value, 100,000,000 shares authorized, no shares issued and outstanding at December 31, 2012 and 2011	—	—
Common stock, $0.10 par value, 1,000,000,000 shares authorized, 12,486,727 shares issued and outstanding at December 31, 2012; 25,000,000 shares authorized, 9,336,727 shares issued and outstanding at December 31, 2011	1,249	934
Additional paid-in-capital	80,158	28,150
Retained earnings	49,162	23,795
Total stockholders' equity	130,569	52,879
Total liabilities and stockholders' equity	$ 434,991	$ 304,150

See accompanying notes to consolidated financial statements.

Regional Management Corp. and Subsidiaries
Consolidated Statements of Income
Years Ended December 31, 2012, 2011 and 2010
($ in thousands except per share amounts)

	2012	2011	2010
Revenue			
Interest and fee income	$ 119,235	$ 91,303	$ 74,218
Insurance income, net	10,820	9,247	8,252
Other income	5,991	4,669	4,362
Total revenue	136,046	105,219	86,832
Expenses			
Provision for credit losses	27,765	17,854	16,568
General and administrative expenses			
Personnel	33,366	25,462	20,744
Occupancy	8,655	6,527	5,165
Advertising	2,767	2,056	2,027
Other	10,500	6,589	5,411
Consulting and advisory fees	1,451	975	1,233
Interest expense			
Senior revolving credit facility and other debt	10,580	8,306	5,720
Mezzanine debt:			
Related parties	1,030	4,037	1,427
Third party	—	—	2,915
Total interest expense	11,610	12,343	10,062
Total expenses	96,114	71,806	61,210
Income before income taxes	39,932	33,413	25,622
Income taxes	14,565	12,169	9,178
Net income	$ 25,367	$ 21,244	$ 16,444
Net income per common share:			
Basic	$ 2.17	$ 2.28	$ 1.76
Diluted	$ 2.12	$ 2.21	$ 1.70
Weighted average common shares outstanding:			
Basic	11,694,924	9,336,727	9,336,727
Diluted	11,980,748	9,620,967	9,669,618

See accompanying notes to consolidated financial statements.

Regional Management Corp. and Subsidiaries
Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2012, 2011, and 2010
($ in thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2009	$ 934	$ 27,599	$ (13,893)	$ 14,640
Stock option expense	—	360	—	360
Net income	—	—	16,444	16,444
Balance, December 31, 2010	934	27,959	2,551	31,444
Stock option expense	—	191	—	191
Net income	—	—	21,244	21,244
Balance, December 31, 2011	934	28,150	23,795	52,879
Sale of common stock	315	46,935	—	47,250
Underwriting discount and offering expense	—	(7,469)	—	(7,469)
Reclassification of temporary equity	—	12,000	—	12,000
Stock option expense	—	542	—	542
Net income	—	—	25,367	25,367
Balance, December 31, 2012	$ 1,249	$ 80,158	$ 49,162	$ 130,569

See accompanying notes to consolidated financial statements.

Regional Management Corp. and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31, 2012, 2011, and 2010
($ in thousands)

	2012	2011	2010
Cash Flows From Operating Activities			
Net income	$ 25,367	$ 21,244	$ 16,444
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for credit losses	27,765	17,854	16,568
Depreciation and amortization	2,582	1,344	1,383
Amortization of stock compensation expense	542	191	360
Fair value adjustment on interest rate caps	27	252	843
Payment of in-kind interest on mezzanine debt	—	—	134
Deferred income taxes	5,962	4,361	2,930
Changes in operating assets and liabilities:			
Increase in other assets	(3,325)	(3,677)	(198)
Increase (decrease) in other liabilities	(1,351)	(521)	2,751
Net cash provided by operating activities	57,569	41,048	41,215
Cash flows from investing activities:			
Net origination of finance receivables	(128,097)	(73,371)	(49,346)
Payment for business combination, net of cash	(28,388)	—	—
Purchase of finance receivables	(975)	(2,531)	—
Purchase of property and equipment	(1,996)	(2,581)	(1,210)
Increase in restricted cash	—	(450)	—
Purchase of interest rate caps	—	—	(43)
Net cash used in investing activities	(159,456)	(78,933)	(50,599)
Cash flows from financing activities:			
Increase (decrease) in cash overdraft	(1)	(364)	215
Payments of other notes payable, net	—	(466)	(8)
Net proceeds from issuance of common stock	39,781	—	—
Net advances on senior revolving credit facility	86,370	42,708	7,015
Proceeds from issuance of mezzanine debt, related party	—	—	25,814
Repayment of mezzanine debt	(25,814)	—	(25,814)
Net cash provided by financing activities	100,336	41,878	7,222
Net change in cash	(1,551)	3,993	(2,162)
Cash:			
Beginning	4,849	856	3,018
Ending	$ 3,298	$ 4,849	$ 856
Supplemental Disclosure of Cash Flow Information			
Cash payments for interest			
Paid to third parties	$ 10,281	$ 7,698	$ 7,201
Paid to related parties	$ 1,085	$ 4,604	$ 1,072
Cash payments for income taxes	$ 14,429	$ 7,587	$ 8,461
Supplemental Disclosure of Noncash Financing Activities			
Issuance of mezzanine debt in lieu of cash interest payment	$ —	$ —	$ 134

See accompanying notes to consolidated financial statements.

Regional Management Corp. and Subsidiaries
Notes to Financial Statements
($ in thousands except per share amounts)

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Regional Management Corp. (the "Company") was incorporated and began operations in 1987. The Company is engaged in the consumer finance business, offering small installment loans, large installment loans, automobile purchase loans, furniture and appliance purchase loans, related credit insurance, and ancillary products and services. As of December 31, 2012, the Company operates offices in 221 locations in the states of Alabama (42 offices), New Mexico (2 offices), North Carolina (26 offices), Oklahoma (6 offices), South Carolina (69 offices), Tennessee (20 offices), and Texas (56 offices) under the names Regional Finance, RMC Financial Services, Anchor Finance, Superior Financial Services, First Community Credit, and Sun Finance. The Company opened and/or acquired 51, 36, and 17 new offices during the years ended December 31, 2012, 2011, and 2010, respectively.

Seasonality: Our loan volume and corresponding finance receivables follow seasonal trends. Demand for our loans is typically highest during the fourth quarter, largely due to customers borrowing money for holiday spending. Loan demand has generally been the lowest during the first quarter, largely due to the timing of income tax refunds. During the remainder of the year, our loan volume typically grows from customer loan activity. In addition, we typically generate higher loan volumes in the second half of the year from our live check campaigns, which are timed to coincide with seasonal consumer demand. Consequently, we experience significant seasonal fluctuations in our operating results and cash needs.

The following is a description of significant accounting policies used in preparing the financial statements.

Business segments: The Company has one reportable segment, which is the consumer finance segment. The other revenue generating activities of the Company, including insurance operations, are performed in the existing branch network in conjunction with or as a complement to the lending operations.

Principles of consolidation: The consolidated financial statements include the accounts of Regional Management Corp. and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company operates through a separate subsidiary in each state.

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the consumer finance industry.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to change relate to the determination of the allowance for credit losses, fair value of stock based compensation, the valuation of deferred tax assets and liabilities, and allocation of the purchase price to assets acquired in business combinations.

Reclassifications: Certain prior period amounts have been reclassified to conform to the current presentation. Such reclassifications had no impact on previously reported net income or stockholders' equity.

Statement of cash flows: Cash flows from finance operations and short-term borrowings are reported on a net basis.

Form 10-K

Finance receivables: Small installment loan receivables are direct loans to customers and are secured by non-essential household goods and in some instances, an automobile and include live check loans, which are checks mailed to customers based on a rigorous pre-screening process that includes a review of the prospective customer's credit profile provided by national credit reporting bureaus. Large installment loan receivables are direct loans to customers and are secured by automobiles or other vehicles in addition to non-essential household goods. Automobile purchase loan receivables consist of direct loans, which are originated at the dealership and closed in one of the Company's branches, and indirect loans, which are originated and closed at a dealership in the Company's network without the need for the customer to visit one of the Company's branches. In each case these automobile purchase loans are collateralized primarily by used and new automobiles, which are initiated by and purchased from automobile dealerships, subject to the Company's credit approval. Furniture and appliance purchase loan receivables consist principally of retail installment sales contracts collateralized by the purchase of furniture or appliances, which are initiated by and purchased from furniture and appliance retailers subject to the Company's credit approval.

Credit losses: Provisions for credit losses are charged to income as losses are estimated to have occurred and in amounts sufficient to maintain an allowance for credit losses at an adequate level to provide for losses on the finance receivables. Credit losses are charged against the allowance when management believes the finance receivable is no longer collectible. The factors used to determine whether a finance receivable is uncollectible are the age of the account, supervisory review of collection efforts, and other factors such as customers relocating to an area where collection is not practical. Subsequent recoveries, if any, are credited to the allowance. Loss experience, average loan life, and contractual delinquency of finance receivables by loan type, the value of underlying collateral, and management's judgment are factors used in assessing the overall adequacy of the allowance and the resulting provision for credit losses. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions or portfolio performance. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revisions as more information becomes available.

The Company establishes a full valuation allowance for a finance receivable at the date that it is contractually delinquent 180 days. The Company initiates repossession proceedings when an account is seriously delinquent and, in the opinion of management, the customer is unlikely to make further payments. The Company sells substantially all repossessed vehicle inventory through public sales conducted by independent automobile auction organizations after the required post-repossession waiting period. Losses on the sale of repossessed collateral are charged to the allowance for credit losses.

The allowance for credit losses consists of general and specific components. The general reserve estimates credit losses for groups of finance receivables on a collective basis. The Company's general component of the allowance for credit losses relates to probable incurred losses of unimpaired finance receivables and consists of two computations as follows:

- *Large installment loans, automobile purchase loans and furniture and appliance purchase loans.* Most recent twelve months of historical losses are used to estimate the general allowance for large installment loans (loans in excess of $2.5), automobile purchase loans, and all furniture and appliance purchase loans.
- *Small installment loans.* Most recent eight months of historical losses are used to estimate the general allowance for small installment loans, including live checks (loans of $2.5 or less).

Automobile purchase, furniture and appliance purchase and large installment loans have longer maturities than small installment loans, which is why a shorter period is used for small installment credit losses.

The Company adjusts the computed historical loss percentages as described above for qualitative factors based on an assessment of internal and external influences on credit quality that are not fully reflected in the historical loss data. Those qualitative factors include trends in growth in the loan portfolio, delinquency, unemployment, bankruptcy, and other economic trends.

Impaired finance receivables: The specific component of the allowance for credit losses relates to impaired finance receivables. A finance receivable is considered impaired by the Company when it is 180 or more days contractually delinquent, at which time a full valuation allowance is established for such finance receivable within the allowance for credit losses. In addition, finance receivables that have been modified by bankruptcy proceedings are accounted for in the aggregate by the Company as troubled debt restructurings and are also considered impaired finance receivables. At the time of restructuring, a specific valuation allowance is established for such finance receivables within the allowance for credit losses. The specific component of the allowance includes a full reserve for accounts that are 180 days or more delinquent on a contractual basis. The specific component also includes an estimate of the loss resulting from the difference between the recorded investment in a finance receivable to a bankrupt customer and the present value of the cash flows of such finance receivable in accordance with the modified finance receivable terms approved by the bankruptcy court discounted at the original contractual interest rate. Finance receivables to bankrupt customers are evaluated in the aggregate rather than on a specific basis. Such finance receivables are accounted for as troubled debt restructurings.

The Company's policy for the accounts of customers in bankruptcy is to charge off the balance of accounts in a confirmed bankruptcy under Chapter 7 of the bankruptcy code. If a customer files for bankruptcy under Chapter 7 of the bankruptcy code, the customer's entire debt is cancelled. In such cases, the Company charges off the account upon receiving notice from the bankruptcy court. If a vehicle secures a Chapter 7 bankruptcy account, the customer has the option of buying the vehicle at fair value or reaffirming the loan and continuing to pay the loan.

The Company evaluates loans of customers in Chapter 13 bankruptcy for impairment as troubled debt restructurings. The Company has adopted the policy of aggregating loans with similar risk characteristics for purposes of computing the amount of impairment. The Company computes the estimated impairment on its Chapter 13 bankrupt loans in the aggregate by discounting the projected cash flows at the original contract rates on the loan using the terms imposed by the bankruptcy court. This method was applied in the aggregate to each of the Company's four classes of loans.

For customers in a Chapter 13 bankruptcy plan, the Company reduces the interest rate to that specified in the bankruptcy order. Additionally, if the bankruptcy court converts a portion of a loan to an unsecured claim, the Company's policy is to charge off the portion of the unsecured balance that it deems uncollectible at the time the bankruptcy plan is confirmed. Once the customer is in a confirmed Chapter 13 bankruptcy plan, the Company receives payments with respect to the remaining amount of the loan at the reduced interest rate from the bankruptcy trustee. The Company does not believe that accounts in a confirmed Chapter 13 plan have a higher level of risk than non-bankrupt accounts. If a customer fails to comply with the terms of the bankruptcy order, the Company will petition the trustee to have the customer dismissed from bankruptcy. Upon dismissal, the Company restores the account to the original terms and pursues collection through its normal collection activities.

In making the computations of the present value of cash payments to be received on bankrupt accounts in each product category, the Company used the weighted average interest rates and weighted average remaining term based on data as of each balance sheet date.

For customers with a confirmed Chapter 13 bankruptcy plan, the Company receives payments through the bankruptcy court. For customers who recently filed for Chapter 13 bankruptcy, the Company generally does not receive any payments until their bankruptcy plan is confirmed by the court. If the customers have made payments to the trustee in advance of plan confirmation, the Company may receive a lump sum payment from the trustee once the plan is confirmed. This lump sum payment represents the Company's pro-rata share of the amount paid by the customer.

Delinquency: The Company determines past due status using the contractual terms of the finance receivable. This is the credit quality indicator used to evaluate the allowance for credit losses for each class of finance receivables.

Repossessed assets: Repossessed collateral is valued at the lower of the receivable balance on the finance receivable prior to repossession or estimated net realizable value. Management estimates net realizable value at the projected cash value upon liquidation, less costs to sell the related collateral.

Property and equipment: The Company owns certain of its headquarters buildings and leases certain of its headquarters buildings. Office buildings are depreciated on the straight-line method for financial reporting purposes over their estimated useful lives of 39 to 40 years. During 2010, the Company sold the only branch office that it owned. Branch offices are leased under non-cancellable leases of 3 years with renewal options. Leasehold improvements are depreciated over the shorter of their useful lives or the remaining term of the lease. Furniture and equipment are depreciated on the straight-line method over their estimated useful lives, generally 3 to 5 years. Maintenance and repairs are charged to expense as incurred.

Income recognition: Interest income is recognized using the interest (actuarial) method, also known as the constant yield method. Therefore, the Company recognizes revenue from interest at an equal rate over the term of the loan. Unearned finance charges on pre-compute contracts are rebated to customers utilizing the Rule of 78s method. The difference between income recognized under the constant yield method and the Rule of 78s method is recognized as an adjustment to interest income at the time of rebate. Accrual of interest income on finance receivables is suspended when no payment has been received for 90 days or more on a contractual basis. The accrual of income is not resumed until one or more full contractual monthly payments are received and the finance receivable is less than 90 days contractually delinquent. Interest income is suspended on finance receivables for which collateral has been repossessed. Payments received on loans in nonaccrual status are first applied to interest, then to any late charges or other fees, with any remaining amount applied to principal.

The Company recognizes income on credit insurance products using the constant yield method over the life of the related loan. Rebates are computed using the Rule of 78s method and any difference between the constant yield method and the Rule of 78s is recognized in income at the time of rebate.

The Company charges a fee to automobile dealers for each loan it purchases from that dealer. The Company defers this fee and accretes it to income using a method that approximates the constant yield method.

Charges for late fees are recognized as income when collected.

Finance receivable origination fees and costs: Non-refundable fees received and direct costs incurred for the origination of finance receivables are deferred and amortized to interest income over their contractual lives using the constant yield method. Unamortized amounts are recognized in income at the time that finance receivables are paid in full.

Stock based compensation: The Company has a stock option plan for certain members of management. The Company measures compensation cost for stock-based awards made under this plan at estimated fair value and recognizes compensation expense over the service period for awards expected to vest. All grants are made at 100% of the fair value on the date of the grant. The fair value of stock options is determined using the Black-Scholes valuation model. The Black-Scholes model requires the input of highly subjective assumptions, including expected volatility, risk-free interest rate, and expected life, changes to which can materially affect the fair value estimate. In addition, the estimation of stock-based awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. Prior to the proposed initial public offering, there has been no published market value for the Company's stock; therefore, the performance of the common stock of a publicly traded company whose business is comparable to the Company was used to estimate the volatility of the Company's stock.

Advertising costs: Advertising costs are expensed as incurred.

Income taxes: The Company files U.S. federal and various state income tax returns. The Company is generally no longer subject to U.S. federal, state or local income tax examinations by taxing authorities before 2009, with the exception of Texas, which is 2008.

The Internal Revenue Service ("IRS") concluded an examination of the Company's 2007 and 2008 tax returns in early 2010. The amount assessed by the IRS was not material to the consolidated financial statements.

Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the consolidated statements of income.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effects of future tax rate changes are recognized in the period when the enactment of new rates occurs.

Earnings per share: Earnings per share have been computed based on the weighted-average number of common shares outstanding during each reporting period presented. Common shares issuable upon the exercise of the stock based compensation, which are computed using the treasury stock method, are included in the computation of diluted earnings per share.

Government regulation: The Company is subject to various state and federal laws and regulations, which, among other things, impose limits on interest rates, other charges, and insurance premiums and require licensing and qualifications.

In 2010, congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act. Among other provisions, the bill created the Consumer Financial Protection Bureau ("CFPB"). The CFPB has the authority to promulgate regulations that could affect the Company's business. The CFPB has not issued any regulations to date and the Company is not aware of any pending regulations that might affect its business.

Accounting pronouncements issued and adopted:

In October 2010, the FASB issued ASU 2010-26, *Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts*. ASU 2010-26 modifies the definitions of the type of costs incurred by insurance entities that can be capitalized in the successful acquisition of new and renewal contracts. ASU 2010-26 requires incremental direct costs of successful contract acquisition as well as certain costs related to underwriting, policy issuance and processing, medical and inspection and sales force contract selling for successful contract acquisition to be capitalized. These incremental direct costs and other costs are those that are essential to the contract transaction and would not have been incurred had the contract transaction not occurred. This guidance was adopted by the Company for the year beginning January 1, 2012 and will be applied prospectively. The adoption of this guidance did not have a material impact on the Company's consolidated financial position, results of operations, cash flows, or disclosures.

In May 2011, the FASB issued ASU 2011-04, *Fair Value Measurement*, which aligns disclosures related to fair value between U.S. GAAP and International Financial Reporting Standards. The ASU includes changes to the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and changes to the disclosure of information about fair value measurements. More specifically, the changes clarify the intent of the FASB regarding the application of existing fair value measurements and disclosures as well as changing some particular principles or requirements for measuring fair value or for disclosing information about fair value measurements. This ASU is effective for interim and annual periods beginning after December 15, 2011. The adoption of this guidance did not have a material impact on the consolidated financial statements.

Note 2. Concentrations of Credit Risk

The Company's portfolio of finance receivables is with customers living in four southeastern states (Alabama, North Carolina, South Carolina, and Tennessee) and three southwestern states (Oklahoma, New Mexico and Texas); consequently, such customers' ability to honor their installment contracts may be affected by economic conditions in these areas. Additionally, the Company is exposed to a concentration of credit risk inherent in providing consumer finance products to borrowers who cannot obtain traditional bank financing. A majority of the Company's loans are secured by household goods or automobiles and the Company believes it has access to this collateral through repossession. The ability to repossess collateral mitigates this risk; however, as a matter of practice the Company does not generally repossess household goods collateral.

The Company also has a risk that its customers will seek protection from creditors by filing under the bankruptcy laws. When a customer files for bankruptcy protection, the Company must cease collection efforts and petition the bankruptcy court to obtain its collateral or work out a court approved bankruptcy plan involving the Company and all other creditors of the customer. It is the Company's experience that such plans can take an extended period of time to conclude and usually involve a reduction in the interest rate from the rate in the contract to a court-approved rate.

The Company maintains amounts in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced losses in such accounts. Management believes the Company's exposure to credit risk is minimal for these accounts.

Note 3. Finance Receivables, Allowance for Credit losses and Credit Quality Information

Finance receivables at December 31, 2012 and 2011 consisted of the following:

	2012	2011
Small installment loans	$190,339	$130,257
Large installment loans	57,428	36,938
Automobile purchase loans	159,837	128,660
Furniture and appliance purchase loans	29,955	10,739
Finance receivables	$437,559	$306,594

Changes in the allowance for credit losses for the years ended December 31, 2012, 2011, and 2010 are as follows:

	2012	2011	2010
Balance at beginning of year	$ 19,300	$ 18,000	$ 18,441
Provision for credit losses	27,765	17,854	16,568[1]
Finance receivables charged off	(24,275)	(17,147)	(17,469)
Recoveries	826	593	460
Balance at end of year	$ 23,616	$ 19,300	$ 18,000

[1] Reducing the required allowance for small finance receivables from nine to eight months of losses reduced the 2010 provision by $451.

The following is a reconciliation of the allowance for credit losses by product for the year ended December 31, 2012, 2011 and 2010:

	Balance January 1, 2012	Provision	Charge-Offs	Recoveries	Balance December 31, 2012	Finance Receivables December 31, 2012	Allowance as Percentage of Finance Receivable Balance December 31, 2012
Small installment	$ 8,838	$15,251	$(13,150)	$ 430	$11,369	$190,339	6.0%
Large installment	2,448	3,379	(3,346)	272	2,753	57,428	4.8%
Automobile purchase	7,618	7,778	(7,089)	117	8,424	159,837	5.3%
Furniture and appliance purchase	396	1,357	(690)	7	1,070	29,955	3.6%
Total	$19,300	$27,765	$(24,275)	$ 826	$23,616	$437,559	5.4%

	Balance January 1, 2011	Provision	Charge-Offs	Recoveries	Balance December 31, 2011	Finance Receivables December 31, 2011	Allowance as Percentage of Finance Receivable Balance December 31, 2011
Small installment	$ 8,974	$ 9,998	$(10,522)	$ 388	$ 8,838	$130,257	6.8%
Large installment	2,972	1,442	(2,042)	76	2,448	36,938	6.6%
Automobile purchase	5,909	6,014	(4,430)	125	7,618	128,660	5.9%
Furniture and appliance purchase	145	400	(153)	4	396	10,739	3.7%
Total	$18,000	$17,854	$(17,147)	$ 593	$19,300	$306,594	6.3%

	Balance January 1, 2010	Provision	Charge-Offs	Recoveries	Balance December 31, 2010	Finance Receivables December 31, 2010	Allowance as Percentage of Finance Receivable Balance December 31, 2010
Small installment	$ 8,083	$10,664	$(10,068)	$ 295	$ 8,974	$117,599	7.6%
Large installment	2,719	2,780	(2,588)	61	2,972	33,653	8.8%
Automobile purchase	7,629	2,915	(4,738)	103	5,909	93,232	6.3%
Furniture and appliance purchase	10	209	(75)	1	145	2,762	5.2%
Total	$18,441	$16,568	$(17,469)	$ 460	$18,000	$247,246	7.3%

As of January 1, 2010, the Company changed its credit loss allowance methodology for small installment finance receivables to determine the allowance using losses from the trailing eight months, rather than the trailing nine months, to more accurately reflect the average life of its small installment finance receivables. The change from nine to eight months of average losses reduced the loss allowance for small installment finance receivables by $1,074 as of January 1, 2010 and reduced the provision for credit losses by $451 for 2010.

Following is a summary of the finance receivables associated with customers in bankruptcy as of the periods indicated:

	Finance Receivables in Bankruptcy as of December 31, 2012	Finance Receivables in Bankruptcy as of December 31, 2011
Small installment	$ 420	$ 352
Large installment	1,696	586
Automobile purchase	3,044	2,160
Furniture and appliance purchase	98	32
Total	$ 5,258	$ 3,130

The following is an assessment of the credit quality of finance receivables at December 31, 2012 and 2011. The contractual delinquency of the finance receivable portfolio by component at December 31, 2012 and 2011 was:

	December 31, 2012									
	Small Installment		Large Installment		Automobile Purchase		Furniture and Appliance Purchase		Total	
	$	%	$	%	$	%	$	%	$	%
Current	$151,349	79.4%	$42,437	73.8%	$110,147	69.0%	$23,868	79.6%	$327,801	74.9%
1 to 29 days delinquent	25,285	13.3%	10,714	18.7%	39,863	24.9%	4,361	14.6%	80,223	18.3%
Delinquent accounts										
30 to 59 days	4,514	2.4%	1,767	3.1%	5,354	3.3%	751	2.6%	12,386	2.9%
60 to 89 days	2,996	1.6%	807	1.4%	1,912	1.2%	333	1.1%	6,048	1.4%
Over 90 days	6,195	3.3%	1,703	3.0%	2,561	1.6%	642	2.1%	11,101	2.5%
Total delinquency	$ 13,705	7.3%	$ 4,277	7.5%	$ 9,827	6.1%	$ 1,726	5.8%	$ 29,535	6.8%
Total finance receivables	$190,339	100.0%	$57,428	100.0%	$159,837	100.0%	$29,955	100.0%	$437,559	100.0%
Finance receivables in nonaccrual status	$ 6,195	3.3%	$ 1,703	3.0%	$ 2,561	1.6%	$ 642	2.1%	$ 11,101	2.5%

	December 31, 2011									
	Small Installment		Large Installment		Automobile Purchase		Furniture and Appliance Purchase		Total	
	$	%	$	%	$	%	$	%	$	%
Current	$ 97,240	74.7%	$25,787	69.8%	$ 91,947	71.5%	$ 9,101	84.7%	$224,075	73.0%
1 to 29 days delinquent	22,784	17.5%	8,202	22.2%	30,376	23.6%	1,313	12.2%	62,675	20.5%
Delinquent accounts										
30 to 59 days	4,084	3.1%	1,484	4.0%	3,962	3.1%	146	1.4%	9,676	3.2%
60 to 89 days	3,002	2.3%	686	1.9%	1,185	0.9%	75	0.7%	4,948	1.6%
90 days and over	3,147	2.4%	779	2.1%	1,190	0.9%	104	1.0%	5,220	1.7%
Total delinquency	$ 10,233	7.8%	$ 2,949	8.0%	$ 6,337	4.9%	$ 325	3.1%	$ 19,844	6.5%
Total finance receivables	$130,257	100.0%	$36,938	100.0%	$128,660	100.0%	10,739	100.0%	$306,594	100.0%
Finance receivables in nonaccrual status	$ 3,147	2.4%	$ 779	2.1%	$ 1,190	0.9%	$ 104	1.0%	$ 5,220	1.7%

Following is a summary of finance receivables evaluated for impairment at December 31, 2012 and December 31, 2011:

	December 31, 2012				
	Small Installment	Large Installment	Automobile Purchase	Furniture and Appliance Purchase	Total
Accounts 180 or more days past due, excluding accounts of customers in bankruptcy	$ 725	$ 266	$ 349	$ 76	$ 1,416
Customers in Chapter 13 bankruptcy	420	1,696	3,044	98	5,258
Total impaired accounts specifically evaluated	$ 1,145	$ 1,962	$ 3,392	$ 175	$ 6,674
Finance receivables evaluated collectively	189,194	55,466	156,445	29,780	430,885
Finance receivables outstanding	$190,339	$57,428	$159,837	$29,955	$437,559
Accounts in bankruptcy in nonaccrual status	$ 97	$ 463	$ 850	$ 41	$ 1,451
Amount of the specific reserve for impaired accounts	$ 854	$ 802	$ 1,405	$ 109	$ 3,170
Amount of the general component of the reserve	$ 10,515	$ 1,951	$ 7,019	$ 961	$ 20,446
Average impaired accounts	$ 1,191	$ 1,779	$ 2,901	$ 113	$ 5,984

	December 31, 2011				
	Small Installment	Large Installment	Automobile Purchase	Furniture and Appliance Purchase	Total
Accounts 180 or more days past due, excluding accounts of customers in bankruptcy	$ 637	$ 193	$ 226	$ 18	$ 1,074
Customers in Chapter 13 bankruptcy	352	586	2,160	32	3,130
Total impaired accounts specifically evaluated	$ 989	$ 779	$ 2,386	$ 50	$ 4,204
Finance receivables evaluated collectively	129,268	36,159	126,274	10,689	302,390
Finance receivables outstanding	$130,257	$36,938	$128,660	$10,739	$306,594
Accounts in bankruptcy in nonaccrual status	$ 88	$ 132	$ 550	$ 13	$ 783
Amount of the specific reserve for impaired accounts	$ 759	$ 391	$ 1,010	$ 27	$ 2,187
Amount of the general component of the reserve	$ 8,079	$ 2,057	$ 6,608	$ 369	$ 17,113

The average impaired accounts specifically evaluated are $3,800 for December 31, 2011. This information is not available by product for 2011.

It is not practical to compute the amount of interest earned on impaired loans.

Note 4. Property and Equipment

At December 31, 2012 and 2011, property and equipment consisted of the following:

	2012	2011
Land and building	$ 847	$ 847
Furniture, fixtures, and equipment	11,970	10,107
Leasehold improvements	1,859	1,565
	14,676	12,519
Less accumulated depreciation	9,565	8,073
	$ 5,111	$ 4,446

Depreciation expense for the years ended December 31, 2012, 2011, and 2010 totaled $1,492, $1,204 and $953, respectively.

Note 5. Leases

Future minimum rent commitments under non-cancellable operating leases in effect as of December 31, 2012 are as follows:

YEAR ENDING DECEMBER 31,	AMOUNT
2013	$ 3,754
2014	2,458
2015	1,396
2016	537
2017	284
Thereafter	5
	$ 8,434

Leases generally contain options to extend for periods from 1 to 10 years; the cost of such extensions is not included above. Rent expense for the years ended December 31, 2012, 2011, and 2010 equaled $3,539, $2,607, and $2,073, respectively. In addition to rent, the Company typically pays for all operating expenses, property taxes, and repairs and maintenance on properties that it leases.

Note 6. Goodwill

The following summarizes the changes in the carrying amount of goodwill for the year ended December 31, 2012 and 2011:

	2012	2011
Balance at beginning of year		
Goodwill	$363	$363
Accumulated goodwill impairment losses	—	—
Goodwill acquired during the year	—	—
Impairment losses	—	—
Balance at end of year		
Goodwill	363	363
Accumulated goodwill impairment losses	—	—
	$363	$363

The Company performed an annual impairment test during the fourth quarter of fiscal 2012 and determined that none of the recorded goodwill was impaired.

Note 7. Intangibles

The following table provides the gross carrying amount and related accumulated amortization of definite-lived intangible assets:

	December 31, 2012		December 31, 2011	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Customer List	$2,673	$858	$215	$79

The following table sets forth the future amortization of intangible assets:

YEAR ENDING DECEMBER 31,	AMOUNT
2013	$ 499
2014	464
2015	363
2016	264
2017	164
Thereafter	61
	$ 1,815

Note 8. Other Assets

Other assets include the following at December 31, 2012 and 2011:

	2012	2011
Income tax receivable	$3,783	$ —
Interest receivable	2,268	942
Restricted cash	1,338	1,338
Prepaid expenses	1,033	733
Debt issuance costs, net of accumulated amortization	671	461
Interest rate caps	1	28
Capitalized costs of initial public offering	—	2,567
Other	656	569
	$9,750	$6,638

Note 9. Debt

Following is a summary of the Company's debt as of December 31, 2012 and 2011:

	2012	2011
Senior revolving credit facility	$292,379	$206,009
Mezzanine debt	—	25,814
Secured line of credit	—	—
	$292,379	$231,823
Unused amount of senior revolving credit facility, subject to borrowing base	$ 32,621	$ 18,991

The senior revolving credit facility consisted of senior secured maximum available borrowings totaling $325,000 and $225,000 at December 31, 2012 and 2011 respectively. The senior revolving credit facility bears interest at rates equal to LIBOR plus an applicable margin (3.00% and 3.25% at December 31, 2012 and 2011, respectively) which varies based on a borrowing base ratio (with a LIBOR minimum of 1.0%) or the prime rate plus an applicable margin (2.00% and 2.25% at December 31, 2012 and 2011, respectively) as elected by the Company. The Company also pays an unused line fee of .50% per annum, payable monthly. This fee decreases to 0.375% when the line exceeds $275 million. Interest payments are due monthly and the agreement expires July 2015. Advances on this agreement are at 85% of eligible finance receivables. The senior revolving credit facility is secured by substantially all of the Company's finance receivables. The senior revolving credit facility agreement contains certain restrictive covenants, including maintenance of a specified interest coverage ratio, restrictions on distributions, limitations on additional borrowings, debt ratio, maintenance of a minimum allowance for credit losses, and certain other restrictions. At December 31, 2012, the Company was in compliance with all debt covenants.

The mezzanine debt was a $25,814 loan from one of the Company's sponsors and three individual owners maturing October 25, 2013, secured by a junior lien on substantially all of the Company's finance receivables. The agreement was subordinated to the senior bank debt. The proceeds of this debt were used to retire the mezzanine debt of the same amount to an unrelated lender. The interest rate was 15.25% per annum, of which 2% was payable in kind at the Company's option. Through the date of the refinancing, the Company deferred $814 in interest payments to the unrelated lender. The mezzanine loan agreement contained certain restrictive covenants, including maintenance of a specified interest coverage ratio, a restriction on distributions, limitations on additional borrowings, debt ratio, maintenance of a minimum allowance for credit losses, and certain other restrictions. The Company's mezzanine debt was repaid in full from the proceeds of the Company's initial public offering, which closed on April 2, 2012.

The Company has a $1,500 line of credit, which is secured by a mortgage on the Company's headquarters, with a commercial bank to facilitate its cash management program. The interest rate is prime plus 1% and interest is payable monthly. The line of credit matures January 18, 2015 and there are no significant restrictive covenants associated with this line of credit.

The one-month LIBOR was 0.25% at December 31, 2012 and 2011, although under the senior revolving credit facility the minimum LIBOR rate is 1.0%. The prime rate was 3.25% at December 31, 2012 and 2011.

Following is a summary of principal payments required on outstanding debt during each of the next 5 years:

YEAR ENDING DECEMBER 31,	AMOUNT
2013	$ —
2014	—
2015	292,379
2016	—
2017	—
Total	$292,379

Note 10. Interest Rate Caps

On April 9, 2009 the Company purchased interest rate caps with a notional amount of $30,000, a strike rate of 3.0%, and equal maturities in April 2013, 2014, and 2015. On March 4, 2010, the Company exchanged its $30,000 of interest rate caps for a rate cap with a notional amount of $128,500, a strike rate of 6.0%, and a maturity of March 4, 2014. There was no cost associated with this exchange.

On November 5, 2010, the Company purchased an additional interest rate cap of $21,500, increasing its interest rate coverage to $150,000. The strike rate and maturity of this latter purchase are the same as the cap purchased on March 4, 2010.

Following is a summary of changes in the rate caps:

	2012	2011
Balance at end of prior year	$ 28	$ 280
Purchases	—	—
Fair value adjustment included as an (increase) in interest expense	(27)	(252)
Balance sheet at December 31, included in other assets	$ 1	$ 28

When three-month LIBOR exceeds six percent, the counter party reimburses the Company for the excess over six percent; no payment is required by the Company or the counterparty when three-month LIBOR is below six percent.

Note 11. Sale of Common Stock, Temporary Equity and Preferred Stock

On April 2, 2012, the Company closed the sale of 3,150,000 shares of its $.10 par value common stock at $15.00 per share, before underwriting discounts and offering expenses. The following table summarizes the results of this transaction included in Common Stock and Additional Paid in Capital:

	$0.10 Par Value Common Shares	Common Stock Amount	Additional Paid in Capital
Balance December 31, 2011	9,336,727	$ 934	$28,150
Sale of common stock	3,150,000	315	46,935
Underwriting discount and offering expenses	—	—	(7,469)
Reclassification of temporary equity	—	—	12,000
Stock option expense	—	—	542
Balance December 31, 2012	12,486,727	$1,249	$80,158

The stockholders agreement between the Company, Regional Holdings LLC, the sponsors and the individual owners provided that the individual owners have the right to put their stock back to the Company if an initial public offering did not occur within five years of the acquisition date, March 21, 2007. The put option was exercisable for 90 days following March 21, 2012, amended on March 12, 2012 to May 21, 2012. The purchase price of the stock was the then fair value, and the option was subject to contingencies, principally failure to complete an initial public offering and approval of the senior lender. The Company valued this put option at the original purchase price of $12,000. There are 2,196,877 shares owned by the individual owners. The initial public offering closed on April 2, 2012, and the value of the put option was reclassified as additional paid in capital.

The Company's articles of incorporation authorize give the Company the ability to issue up to 100,000,000 shares of Preferred Stock, par value $0.10 per share. The Board of Directors is expressly authorized, by resolution or resolutions, at any time and from time to time, to provide, out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series, and the powers, preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series and to cause to be filed with the Secretary of State of the State of Delaware a certificate of designation with respect thereto. The powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

Except as otherwise required by law, holders of a series of Preferred Stock, as such, shall be entitled only to such voting rights, if any, as shall expressly be granted thereto by the Company's Amended and Restated Certificate of Incorporation (including any certificate of designations relating to such series).

Note 12. Disclosure about fair value of financial instruments: The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Finance receivables: Finance receivables are originated either at prevailing market rates or at statutory limits. The Company's finance receivable portfolio turns approximately 1.2 times per year from cash payments and renewals. Management believes that the carrying value approximates the fair value of its finance receivable portfolio.

Interest rate caps: The fair value of the interest rate caps is the estimated amount the Company would receive to terminate the cap agreements at the reporting date, taking into account current interest rates and the creditworthiness of the counterparty for assets and creditworthiness of the Company for liabilities.

Debt: The Company refinanced its senior revolving credit facility in January 2012, and further amended the senior revolving credit facility in July 2012, and as a result of the refinancing, the Company believes that the fair value of this variable rate debt approximates its carrying value at December 31, 2012. The Company also refinanced its mezzanine debt in August 2010 and estimated that the fixed interest rate on the mezzanine debt exceeded the estimated market interest rate for similar debt, which resulted in a fair value in excess of the carrying amount at December 31, 2011. The Company also considered its creditworthiness in its determination of fair value. The Company's mezzanine debt was repaid in full from the proceeds of the Company's initial public offering, which closed on April 2, 2012.

The carrying amount and estimated fair values of the Company's financial instruments summarized by level are as follows:

	December 31, 2012		December 31, 2011	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets				
Level 1 inputs				
Cash	$ 3,298	$ 3,298	$ 4,849	$ 4,849
Restricted cash	1,338	1,338	1,338	1,338
Level 2 inputs				
Interest rate caps	1	1	28	28
Level 3 inputs				
Net finance receivables	413,943	413,943	287,294	287,294
Repossessed assets	711	711	409	409
Liabilities				
Level 3 inputs				
Senior revolving credit facility	292,379	292,379	206,009	206,009
Mezzanine debt-related parties	—	—	25,814	26,428

Certain of the Company's assets are carried at fair value and are classified and disclosed in one of the following three categories:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3 – Unobservable inputs that are not corroborated by market data.

In determining the appropriate levels, the Company performs an analysis of the assets and liabilities that are carried at fair value. At each reporting period, all assets and liabilities for which the fair value measurement is based on significant unobservable inputs are classified as Level 3. The table below presents the balances of assets measured at fair value on a recurring basis by level within the hierarchy:

	INTEREST RATE CAPS			
DECEMBER 31,	TOTAL	LEVEL 1	LEVEL 2	LEVEL 3
2012	$ 1	$—	$ 1	$—
2011	28	—	28	—

Certain assets are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). The following table presents the assets carried on the balance sheet by level within the hierarchy as of December 31, 2012 and 2011 for which a nonrecurring change in fair value has been recorded during the years ended December 31, 2012 and 2011:

	REPOSSESSED ASSETS				
DECEMBER 31,	TOTAL	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL LOSSES
2012	$711	$—	$—	$711	$456
2011	409	—	—	409	218

Note 13. Income Taxes

Regional Management Corp. and its subsidiaries file a consolidated federal income tax return. The Company files consolidated or separate state income tax returns as permitted by individual states in which it operates.

Income tax expense was $14,565, $12,169, and $9,178 for the years ended December 31, 2012, 2011, and 2010, respectively, which differed from the amount computed by applying the U.S. federal income tax rate of 35% for the years ended December 31, 2012, 2011 and 2010 to total income before income taxes as a result of the following:

	2012	2011	2010
U. S. Federal tax expense at statutory rate	$13,976	$11,695	$8,968
Increase (reduction) in income taxes resulting from:			
Small insurance company income exclusion	(451)	(511)	(444)
State tax, net of federal benefit	888	774	569
Other	152	211	85
	$14,565	$12,169	$9,178

Income tax expense attributable to total income before income taxes consists of the following for the years ended December 31, 2012, 2011, and 2010:

	2012	2011	2010
Current:			
U. S. federal	$ 7,683	$ 7,133	$5,732
State and local	920	675	516
	8,603	7,808	6,248
Deferred:			
U. S. federal	5,516	3,828	2,553
State and local	446	533	377
	5,962	4,361	2,930
Total	$14,565	$12,169	$9,178

Net deferred tax assets consist of the following as of December 31, 2012 and 2011:

	2012	2011
Deferred tax assets:		
Allowance for credit losses	$ 8,427	$ 7,002
Unearned insurance commissions	1,278	1,191
Non-refundable dealer fees	219	1,022
Stock based compensation	922	711
Fair value adjustment on interest rate cap	84	142
Amortization of non-compete	334	195
Group insurance reserve	—	23
Accrued expenses	390	230
Gross deferred tax assets	11,654	10,516
Deferred tax liabilities:		
Fair market value adjustment of finance receivables	14,221	7,878
Deferred loan costs	1,790	1,272
Tax over book depreciation	1,002	926
Prepaid expenses	402	286
Other	186	139
Gross deferred tax liabilities	17,601	10,501
Net deferred tax assets (liabilities)	$ (5,947)	$ 15

At December 31, 2012, we did not have any material uncertain tax positions.

Form 10-K

Note 14. Earnings Per Share

The following schedule reconciles the computation of basic and diluted earnings per share for the years ended December 31, 2012, 2011, and 2010:

	2012		
	Net Income	Shares	Per Share
Basic earnings per share			
Income available to common stockholders	$25,367	11,694,924	$2.17
Effect of dilutive securities			
Options to purchase common stock	—	285,824	—
Diluted earnings per share			
Income available to common stockholders plus assumed exercise of options to purchase common stock	$25,367	11,980,748	$2.12

Options to purchase 310,000 shares of common stock at $15 per share were outstanding during the year ended December 31, 2012, but were not included in the computation of diluted earnings per share because they were anti-dilutive.

	2011		
	Net Income	Shares	Per Share
Basic earnings per share			
Income available to common stockholders	$21,244	9,336,727	$2.28
Effect of dilutive securities			
Options to purchase common stock	—	284,240	—
Diluted earnings per share			
Income available to common stockholders plus assumed exercise of options to purchase common stock	$21,244	9,620,967	$2.21

	2010		
	Net Income	Shares	Per Share
Basic earnings per share			
Income available to common stockholders	$16,444	9,336,727	$1.76
Effect of dilutive securities			
Options to purchase common stock	—	332,891	—
Diluted earnings per share			
Income available to common stockholders plus assumed exercise of options to purchase common stock	$16,444	9,669,618	$1.70

Note 15. Related Party Transactions

The Company is majority owned by two sponsors and its former majority stockholders. The Company had consulting agreements with three of its individual owners that ended after the sale of stock in April 2012. Consulting fees paid totaled $563, $450, and $450, for the years ended December 31, 2012, 2011, and, 2010, respectively. Following is a summary of transactions during the years ended December 31, 2012, 2011, and 2010 with the sponsors and the individual owners who retain an interest in the Company.

	INDIVIDUAL OWNERS	SPONSORS
2012:		
Interest paid on mezzanine debt	$ 195	$ 812
Financing fees	3	12
Consulting/Advisory fees expense	563	888
2011:		
Interest paid on mezzanine debt	$ 772	$ 3,491
Consulting/Advisory fees expense	450	525
2010:		
Issuance of 15.25% mezzanine debt	$5,000	$20,814
Financing fees	20	83
Interest paid on mezzanine debt	210	864
Consulting/Advisory fees expense	450	783

Note 16. Employee Benefit Plans

Retirement savings plan: The Company has a defined contribution employee benefit plan (401(k) plan) covering full-time employees who have at least one year of service. The Company makes a matching contribution equal to 100 percent of the first three percent of an employee's gross income and 50 percent of the next two percent of gross income in 2012 and 2011. In 2010, employee contributions were equal to 50 percent of the first six percent of an employee's gross income contributed to the plan. In 2011, the Company adopted a safe-harbor plan and as such the matching contribution is not discretionary. In prior years, the Company's matching contribution was discretionary and subject to approval of the Compensation Committee. For the years ended December 31, 2012, 2011, and 2010, the Company recorded expense for the Company's match of $367, $271, and $29, respectively.

Health insurance plan: Prior to May 1, 2011, the Company had a self-insured health plan available to all full-time salaried employees after one month of service. At the beginning of each plan year, the Company estimated the total cost of health insurance for the forthcoming year, allocated a portion of the cost to plan participants, and paid the balance of the cost. The Company had insurance to protect against claims in excess individual and aggregate amounts. Effective May 1, 2011, the Company adopted a fully insured health insurance plan where the per-employee cost is fixed for the plan year. Employees pay a portion of the cost and the Company pays the balance. The Company's expense for the years ended December 31, 2012, 2011, and 2010 was $1,907, $1,432, and $1,223, respectively.

The Company offers a "mini-med" insurance plan for newly hired hourly employees and hourly employees not then participating in the health plan discussed above. A portion of the premium is paid by the employee and the balance by the Company. The insurance company bears all risk of loss on this policy.

Annual incentive plan: The Company maintains an annual incentive plan for executive officers and other management team members. The plan establishes 5 performance metrics with specific weighting factors. Amounts paid under the annual incentive plan and charged to operating expenses was $545, $660, and, $675 for the years ended December 31, 2012, 2011, and 2010, respectively. These annual incentive plan payments are subject to approval by the compensation committee.

Stock compensation plans: The Company has a 2007 Management Incentive Plan (the "2007 Stock Plan") and a 2011 Stock Incentive Plan (the "2011 Stock Plan"). Under these plans, 1,987,412 shares of authorized common stock have been reserved for issuance pursuant to grants approved by the Company's Board of Directors. All grants are made at 100% of the fair value at the date of grant. Options granted under the 2007 plan vest at 20% at the date of grant and 20% on the anniversary date of the grant each year thereafter for 4 years. Options granted under the 2011 plan vest at 20% each year for 5 years. In addition, these options vest and become exercisable in full upon the occurrence of a Change of Control (as defined in the Option Award Agreements). Participants who are awarded options must exercise their options within 10, 9, and 10 years of the grant, for the 2012, 2008 and 2007 grants, respectively. No options were granted in 2011, or 2010. At December 31, 2012, there were 1,087,790 shares available for grant under the plan.

The Company recognizes compensation expense in the financial statements for all stock-based payments granted based upon the fair value estimated in accordance with the provisions of the Codification.

The fair value of option grants is estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions:

	2012	2008	2007
Expected volatility	48.49%	37.48%	37.48%
Expected dividends	0.00%	0.00%	0.00%
Expected term (in years)	10.00	9.00	10.00
Risk-free rate	2.20%	3.77%	4.50%
Vesting period (in years)	5	4	4

Expected volatility is based on the historic volatility of a publicly traded company in the same industry. The risk free interest rate is based on the U.S. Treasury yield at the date the Board approved the option awards for the period (9 to 10 years) over which options are exercisable.

For the years ended December 31, 2012, 2011, and 2010, the Company recorded stock-based compensation expense in the amount of $542, $191, and $360, respectively. As of December 31, 2012, unrecognized stock-based compensation expense to be recognized over future periods approximated $2,196. This amount will be recognized as expense over a period of 4.3 years. The total income tax benefit recognized in the income statement for the stock-based compensation arrangements was $211.4, $74.2, and $140.3 for the years ended December 31, 2012, 2011, and 2010, respectively.

A summary of the status of the Company's stock option plan is presented below (shares in thousands):

	NUMBER OF SHARES	WEIGHTED AVERAGE PRICE PER SHARE	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE (YEARS)	AGGREGATE INTRINSIC VALUE
Options outstanding at January 1, 2012	590	$ 5.46		
Granted	310	15.00		
Exercised	—	—		
Forfeited	13	15.00		
Options outstanding at December 31, 2012	887	$ 8.66	5.4	$6,999
Options exercisable at December 31, 2012	602	$ 5.66	3.5	$6,557
Available for grant at December 31, 2012	1,088			

At December 31, 2012, the options have a weighted-average remaining contractual life of 5.4 years.

The intrinsic value was estimated by applying the Company's own market value for December 31, 2012.

Information on the vesting status of options outstanding at December 31, 2012 and 2011, respectively, follows (shares in thousands):

	2012		2011	
	SHARES	WEIGHTED AVERAGE GRANT DATE FAIR VALUE	SHARES	WEIGHTED AVERAGE GRANT DATE FAIR VALUE
Non-vested options, beginning of the year	45	$ 5.46	163	$5.46
Granted	310	15.00	—	5.46
Vested	57	7.54	(118)	5.46
Forfeited	13	15.00	—	5.46
Non-vested options, end of the year	285	$15.00	45	$5.46

Employment agreements: The Company has employment contracts or letter agreements with four members of senior management. These contracts and agreements stipulate the payment of salary, bonus, perquisites, and stock option awards to the affected individuals.

Note 17. Commitments and Contingencies

The Company is a defendant in various pending or threatened lawsuits. These matters are subject to various legal proceedings in the ordinary course of business. Each of these matters is subject to various uncertainties and some of them may have an unfavorable outcome to the Company. The Company has established accruals for the matters that are probable and reasonably estimable. The Company is not party to any legal proceedings that management believes would have a material adverse effect on the Company's consolidated financial statements.

Note 18. Restricted Assets

RMC Reinsurance, Ltd. is a wholly-owned life insurance subsidiary of the Company. The Company sells optional insurance products to its customers in connection with its lending operations. These optional products include credit life, credit accident and health, property insurance, and involuntary unemployment insurance. Insurance premiums are remitted to an unaffiliated company that issues the policy to the customer. This company cedes the premiums to the Company's wholly-owned insurance subsidiary, RMC Reinsurance, Ltd. Life insurance premiums are ceded to the Company as written, non-life products are ceded as earned. The premiums and commissions received by the Company are deferred and amortized to income over the life of the insurance policy using the constant yield method.

Non-file insurance is written in lieu of recording and perfecting the Company's security interest in the assets pledged on certain loans. Non-file insurance and the related insurance premiums, claims, and recoveries are not reflected in the accompanying financial statements except when claims are incurred. Non-file insurance premiums are collected from the borrower on certain loans at inception and renewal and remitted directly to the unaffiliated insurance company.

The Company maintains a cash reserve for life insurance claims in an amount determined by the ceding company. The cash reserve secures a letter of credit issued by a commercial bank in favor of the ceding company. The ceding company maintains the reserves for non-life claims.

Form 10-K

Reinsurance is accounted for over the terms of the underlying reinsured policies using assumptions consistent with those used to account for the policies. Following are total net premiums written and reinsured and total earned premiums for the years-ended December 31, 2012, 2011, and 2010:

YEAR ENDING DECEMBER 31,	NET WRITTEN PREMIUMS	EARNED PREMIUMS
2012	$15,718	$14,572
2011	14,220	13,178
2010	12,641	11,845

RMC Reinsurance is required to maintain cash reserves against life insurance policies ceded to it, as determined by the ceding company. In 2009, the Company purchased a letter of credit in the amount of $888 in favor of the ceding company. The letter of credit is secured by a cash deposit of $888. In 2011, the Company increased the letter of credit and cash deposit by $450 to $1,338. The cash securing the letter of credit is presented as restricted cash in the other asset category in the accompanying balance sheets, which totaled $1,338 at both December 31, 2012 and 2011.

In 2009, the Company began a collateral protection collision insurance ("CPI") program in one state and in a second state in 2011. CPI is added to a loan when a customer fails to provide the Company proof of collision insurance on an automobile securing a loan. The CPI program is administered by an independent third party, which tracks insurance lapses and cancellations and issues a policy when the customer does not provide proof of insurance. The insurance is added to the loan and increases the customers' monthly loan payment. The third party and its insurance partner retain a percentage of the premium and pay all claims. The Company earns commissions for selling the insurance and will earn additional commissions if losses are less than estimated by the independent third party. Income is recognized on the constant yield method over the life of the insurance policy, which is generally one year.

Guaranteed Auto Protection: The Company offers a self-insured Guaranteed Auto Protection ("GAP") to customers in North Carolina and Alabama. A GAP program is a contractual arrangement whereby the Company forgives the insured customer's automobile purchase loan if the automobile is determined to be a total loss by the primary insurance carrier and insurance proceeds are not sufficient to pay off the customer's loan. In 2012, the Company recognized $251 of revenue from this product and recognizes GAP revenue over the life of the loan. Losses are recognized in the period in which they occur.

Note 19. Business Combination

The following table sets forth the business combination activity for the year ended December 31, 2012.

Branches purchased	23
Branches merged into existing Regional offices	4
Net new offices	19
Net loans	$25,334
Customer list	2,485
Property and equipment	161
Other	408
Total Purchase Price	$28,388

The Company evaluates each acquisition to determine if it meets the definition of a business combination. The Company accounts for a transaction as a business combination if it meets the definition, which typically occurs when it assumes the lease, retains the location as a new branch, and offers employment to the existing employees; all other transactions are accounted for as the purchase of assets.

The purchase price for assets acquired in transactions accounted for as the acquisition of a business is allocated to the estimated fair value of the tangible and intangible assets acquired.

The Company records acquired finance receivables at face value. Management believes that the face value of the finance receivables acquired in 2012 approximates fair value as the interest rate and terms of the finance receivables are similar to finance receivables originated by the Company, which are normally at the maximum rate permitted by the state in which the transaction occurs. Property and equipment are valued at the mutually agreed upon purchase price, which management believes approximates fair value.

On January 20, 2012, the Company completed a business combination involving two affiliated consumer loan companies in the state of Alabama. This acquisition was made to expand the Company's presence in the state. The Company hired a third party to assist in the valuation of acquired assets, which was not complete at December 31, 2012 or at January 31, 2013 when the purchase accounting adjustment period closed. The accompanying financial statements include management's estimates of the valuation and amortization of intangible assets. As of December 31, 2012, the Company had incurred approximately $187 in costs related to the acquisition.

Note 20: Quarterly Information (unaudited)

The following tables show a summary of the Company's quarterly financial information for each of the four quarters of 2012 and 2011:

	2012			
	Fourth	**Third**	**Second**	**First**
Total revenues	$37,000	$35,490	$32,016	$31,540
Provision for credit losses	8,846	7,384	5,908	5,627
General and administrative expenses	14,933	14,304	13,259	12,792
Interest expense	3,024	2,705	2,341	3,540
Income tax expense	3,560	4,109	3,888	3,008
Net income	$ 6,637	$ 6,988	$ 6,620	$ 5,122
Weighted average earnings per share:				
Basic	$ 0.53	$ 0.56	$ 0.53	$ 0.55
Diluted	$ 0.52	$ 0.55	$ 0.52	$ 0.53

	2011			
	Fourth	**Third**	**Second**	**First**
Total revenues	$29,428	$26,721	$24,374	$24,696
Provision for credit losses	5,960	4,569	3,489	3,836
General and administrative expenses	9,984	10,268	10,170	10,212
Interest expense	3,297	3,329	2,958	2,759
Income tax expense	3,603	3,193	2,729	2,644
Net income	$ 6,404	$ 5,185	$ 4,720	$ 4,935
Weighted average earnings per share:				
Basic	$ 0.69	$ 0.56	$ 0.51	$ 0.53
Diluted	$ 0.66	$ 0.54	$ 0.50	$ 0.51

Note 21: Subsequent Events

On January 4, 2013 the Company made a hire date option grant for 100,000 shares of its common stock in connection with the hiring of a new chief financial officer. Those options are not included in the December 31, 2012 earnings per share calculation, but will be considered in all future earnings per share calculations.

ITEM 9. ***CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.***

Not applicable.

ITEM 9A. ***CONTROLS AND PROCEDURES.***

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2012. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, or the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Based on the evaluation of our disclosure controls and procedures as of December 31, 2012, our chief executive officer and chief financial officer concluded that, as of such date, our disclosure controls and procedures were effective.

Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Management's Report on Internal Control Over Financial Reporting

This Annual Report on Form 10-K does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the Company's registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Changes in Internal Control

There were no changes in our internal control over financial reporting identified in management's evaluation pursuant to Rules 13a-15(d) or 15d-15(d) of the Exchange Act during the period covered by this Annual Report on Form 10-K that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. ***OTHER INFORMATION.***

Not applicable.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.*

The information required under this item is incorporated herein by reference to the information presented under the headings "Proposal One: Election of Directors," "Corporate Governance Matters," "Section 16(a) Beneficial Ownership Reporting Compliance," and "Compensation and Other Information Concerning Our Executive Officers and Directors" in the Company's definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the Securities and Exchange Commission not later than 120 days after the close of the Company's fiscal year ended December 31, 2012.

Our Board has adopted a Code of Business Conduct and Ethics (the "Code of Ethics") and reviews it at least annually. The Code of Ethics applies to all of our directors, officers, and employees and is posted on the Company's Investor Relations website under the "Corporate Governance" tab at *www.regionalmanagement.com*. A stockholder may request a copy of the Code of Ethics by contacting our Investor Relations Department at 509 West Butler Road, Greenville, South Carolina 29607. To the extent permissible under applicable law, the rules of the SEC, and NYSE listing standards, we intend to disclose on our website any amendment to our Code of Ethics, or any grant of a waiver from a provision of our Code of Ethics, that requires disclosure under applicable law, the rules of the SEC, or NYSE listing standards.

ITEM 11. *EXECUTIVE COMPENSATION.*

The information required under this item is incorporated herein by reference to the information presented under the headings "Corporate Governance Matters" and "Compensation and Other Information Concerning Our Executive Officers and Directors" in the Company's definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the Securities and Exchange Commission not later than 120 days after the close of the Company's fiscal year ended December 31, 2012.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.*

The information required under this item is incorporated herein by reference to the information presented under the headings "Security Ownership of Certain Beneficial Owners and Management" and "Compensation and Other Information Concerning Our Executive Officers and Directors" in the Company's definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the Securities and Exchange Commission not later than 120 days after the close of the Company's fiscal year ended December 31, 2012.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.*

The information required under this item is incorporated herein by reference to the information presented under the headings "Certain Relationships and Related Person Transactions" and "Corporate Governance Matters" in the Company's definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the Securities and Exchange Commission not later than 120 days after the close of the Company's fiscal year ended December 31, 2012.

ITEM 14. *PRINCIPAL ACCOUNTING FEES AND SERVICES.*

The information required under this item is incorporated herein by reference to the information presented under the heading "Proposal Two: Appointment of Independent Registered Public Accounting Firm" in the Company's definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the Securities and Exchange Commission not later than 120 days after the close of the Company's fiscal year ended December 31, 2012.

PART IV

ITEM 15. *EXHIBITS, FINANCIAL STATEMENT SCHEDULES.*

(a) The following documents are filed as part of this report:

(1) Financial Statements:

(i) Report of Independent Registered Public Accounting Firm

(ii) Consolidated Balance Sheets at December 31, 2012 and December 31, 2011

(iii) Consolidated Statements of Income for the Years Ended December 31, 2012, December 31, 2011, and December 31, 2010

(iv) Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2012, December 31, 2011, and December 31, 2010

(v) Consolidated Statements of Cash Flows for the Years Ended December 31, 2012, December 31, 2011, and December 31, 2010

(vi) Notes to Consolidated Financial Statements

(2) Financial Statement Schedules: None. Financial statement schedules have been omitted since the required information is included in our consolidated financial statements contained elsewhere in this Annual Report on Form 10-K.

(3) Exhibits: The exhibits listed in the accompanying Exhibit Index are filed as a part of this Annual Report on Form 10-K.

(b) Exhibits: The exhibits listed in the accompanying Exhibit Index are filed as a part of this Annual Report on Form 10-K.

(c) Separate Financial Statements and Schedules: None. Financial statement schedules have been omitted since the required information is included in our consolidated financial statements contained elsewhere in this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	Regional Management Corp.
Date: March 18, 2013	/s/ Thomas F. Fortin
	By: Thomas F. Fortin Its: Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Thomas F. Fortin and Donald E. Thomas, and each of them, jointly and severally, as true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all which said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 18, 2013.

/s/ Thomas F. Fortin	Name:	Thomas F. Fortin
	Title:	Chief Executive Officer and Director (principal executive officer)
/s/ Donald E. Thomas	Name:	Donald E. Thomas
	Title:	Executive Vice President and Chief Financial Officer (principal financial officer and principal accounting officer)
/s/ David Perez	Name:	David Perez
	Title:	Chairman of the Board of Directors
/s/ Roel C. Campos	Name:	Roel C. Campos
	Title:	Director
/s/ Richard T. Dell'Aquila	Name:	Richard T. Dell'Aquila
	Title:	Director
/s/ Richard A. Godley	Name:	Richard A. Godley
	Title:	Director
/s/ Jared L. Johnson	Name:	Jared L. Johnson
	Title:	Director
/s/ Alvaro G. de Molina	Name:	Alvaro G. de Molina
	Title:	Director

/s/ Carlos Palomares	Name:	Carlos Palomares
	Title:	Director
/s/ Erik A. Scott	Name:	Erik A. Scott
	Title:	Director

Form 10-K

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference			
			Form	File Number	Exhibit	Filing Date
3.1	Amended and Restated Certificate of Incorporation of Regional Management Corp.		8-K	001-35477	3.1	4/2/2012
3.2	Amended and Restated Bylaws of Regional Management Corp.		8-K	001-35477	3.2	4/2/2012
10.1	Amended and Restated Shareholders Agreement, dated as of March 27, 2012, among Regional Management Corp., Parallel 2005 Equity Fund, LP, Palladium Equity Partners III, L.P., and the other stockholders party thereto		8-K	001-35477	10.1	4/2/2012
10.2.1	Fourth Amended and Restated Loan and Security Agreement, dated as of January 18, 2012, among the lenders named therein, Bank of America, N.A., as the agent, and Regional Management Corp., Regional Finance Corporation of South Carolina, Regional Finance Corporation of Georgia, Regional Finance Corporation of Texas, Regional Finance Corporation of North Carolina, Regional Finance Corporation of Alabama, and Regional Finance Corporation of Tennessee, as borrowers		S-1/A	333-174245	10.2	3/2/2012
10.2.2	Extension, Joinder and First Amendment to Fourth Amended and Restated Loan and Security Agreement, dated as of July 31, 2012, among the lenders named therein, Bank of America, N.A., as the agent, and Regional Management Corp., Regional Finance Corporation of South Carolina, Regional Finance Corporation of Georgia, Regional Finance Corporation of Texas, Regional Finance Corporation of North Carolina, Regional Finance Corporation of Alabama, Regional Finance Corporation of Tennessee, Regional Finance Company of New Mexico, LLC, Regional Finance Company of Oklahoma, LLC, and Regional Finance Company of Missouri, LLC, as borrowers		8-K	001-35477	10.1	8/1/2012

10.3.1	Senior Subordinated Loan and Security Agreement, dated as of August 25, 2010, among the lenders named therein, Palladium Capital Management III, L.L.C., as the agent, and Regional Management Corp., Regional Finance Corporation of South Carolina, Regional Finance Corporation of Georgia, Regional Finance Corporation of Texas, Regional Finance Corporation of North Carolina, Regional Finance Corporation of Alabama and Regional Finance Corporation of Tennessee, as borrowers		S-1/A	333-174245	10.3	7/13/2011
10.3.2	First Amendment and Extension to Senior Subordinated Loan and Security Agreement, dated as of January 18, 2012, among the lenders named therein, Palladium Capital Management III, L.L.C., as the agent, and Regional Management Corp., Regional Finance Corporation of South Carolina, Regional Finance Corporation of Georgia, Regional Finance Corporation of Texas, Regional Finance Corporation of North Carolina, Regional Finance Corporation of Alabama and Regional Finance Corporation of Tennessee, as borrowers		S-1/A	333-174245	10.3.2	3/2/2012
10.4†	Regional Management Corp. 2007 Management Incentive Plan		S-1/A	333-174245	10.4	6/23/2011
10.5†	Regional Management Corp. 2011 Stock Incentive Plan and Forms of Nonqualified Stock Option Agreement		S-1/A	333-174245	10.5	8/4/2011
10.6†	Regional Management Corp. Annual Incentive Plan		S-1/A	333-174245	10.6	8/4/2011
10.7.1†	Employment Agreement, dated as of March 21, 2007, between C. Glynn Quattlebaum and Regional Management Corp.; First Amendment, dated as of July 18, 2008; Second Amendment, dated effective as of January 1, 2009; Third Amendment, dated as of April 13, 2010; and Fourth Amendment, dated as of May 17, 2011		S-1/A	333-174245	10.11	6/23/2011
10.7.2†	Amendment 1 to Employment Agreement, dated as of March 8, 2012, between Regional Management Corp. and C. Glynn Quattlebaum		S-1/A	333-174245	10.14	3/12/2012
10.7.3†#	Fifth Amendment to Employment Agreement, dated October 8, 2012, between Regional Management Corp. and C. Glynn Quattlebaum	X				

10.8.1†	Employment Agreement, dated as of February 29, 2008, between Regional Management Corp. and Thomas F. Fortin; First Amendment, dated as of July 18, 2008; Second Amendment, dated effective as of January 1, 2009; Third Amendment, dated as of April 13, 2010; and Fourth Amendment, dated as of May 17, 2011		S-1/A	333-174245	10.12	6/23/2011
10.8.2†#	Fifth Amendment to Employment Agreement, dated October 8, 2012, between Regional Management Corp. and Thomas F. Fortin	X				
10.9.1†	Letter agreement, dated as of July 1, 2008, between Regional Management Corp. and Robert D. Barry; the letter agreement, dated as of April 13, 2010; and the letter agreement, dated as of May 17, 2011		S-1/A	333-174245	10.13	6/23/2011
10.9.2†#	Letter agreement, dated as of October 8, 2012, between Regional Management Corp. and Robert D. Barry	X				
10.9.3†	Letter agreement, dated as of October 22, 2012, between Regional Management Corp. and Robert D. Barry	X				
10.10†	Letter agreement, dated as of December 12, 2012, between Regional Management Corp. and Donald E. Thomas		8-K	001-35477	10.1	12/18/2012
10.11†	Letter agreement, dated as of December 12, 2012, between Regional Management Corp. and Brian J. Fisher	X				
10.12†	Option Award Agreement, dated as of October 11, 2007, between Regional Management Corp. and C. Glynn Quattlebaum		S-1/A	333-174245	10.10	6/23/2011
10.13†	Option Award Agreement, dated as of February 26, 2008, between Regional Management Corp. and Thomas F. Fortin		S-1/A	333-174245	10.8	6/23/2011
10.14†	Option Award Agreement, dated as of October 11, 2007, between Regional Management Corp. and Robert D. Barry		S-1/A	333-174245	10.7	6/23/2011
10.15†	Option Award Agreement, dated as of April 23, 2008, between Regional Management Corp. and Robert D. Barry		S-1/A	333-174245	10.9	6/23/2011

21.1	Subsidiaries of Regional Management Corp.	X
23.1	Consent of McGladrey LLP	X
31.1	Rule 13a-14(a) / 15(d)-14(a) Certification of Principal Executive Officer	X
31.2	Rule 13a-14(a) / 15(d)-14(a) Certification of Principal Financial Officer	X
32.1	Section 1350 Certifications	X
101+	The following materials from our Annual Report on Form 10-K for the year ended December 31, 2012, formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Balance Sheets as of December 31, 2012 and December 31, 2011, (ii) the Consolidated Statements of Income for the years ended December 31, 2012, December 31, 2011, and December 31, 2010, (iii) the Consolidated Statements of Stockholders' Equity for the years ended December 31, 2012, December 31, 2011, and December 31, 2010, (iv) the Consolidated Statements of Cash Flows for the years ended December 31, 2012, December 31, 2011, and December 31, 2010, and (v) the Notes to the Consolidated Financial Statements, tagged as blocks of text	X

† Indicates a management contract or a compensatory plan, contract, or arrangement.

Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission as part of an application for confidential treatment pursuant to the Securities Exchange Act of 1934, as amended.

\+ The XBRL-related information has been furnished electronically herewith. This exhibit, regardless of whether it is an exhibit to a document incorporated by reference into any of our filings and except to the extent specifically stated otherwise, is deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.


Regional
Management Corp.

March 21, 2013

Dear Stockholders:

You are cordially invited to attend the 2013 Annual Meeting of Stockholders (the "Annual Meeting") of Regional Management Corp. ("Regional" or the "Company"), which will be held on Wednesday, April 24, 2013, at 11:00 a.m. local time, at The Westin Poinsett Hotel, 120 South Main Street, Greenville, SC 29601. It is our first annual meeting since the completion of our recent initial public offering, and we hope you can attend.

During the Annual Meeting, we will discuss each item of business described in the Notice of Annual Meeting of Stockholders and Proxy Statement, which we will begin mailing to stockholders on or about March 27, 2013. At the Annual Meeting, stockholders will be asked to elect nine nominees for director to serve until the next annual meeting of stockholders and to ratify the appointment of McGladrey LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2013. The Company's Board of Directors unanimously recommends that you vote FOR the election of the director nominees and FOR the ratification of the appointment of McGladrey LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2013.

Your vote is important to us. If you do not intend to be present at the Annual Meeting, we ask that you vote your shares by signing, dating, and returning the accompanying proxy card promptly so that your shares of common stock may be represented and voted at the Annual Meeting. Additional instructions regarding the different voting options that we provide are contained on the accompanying proxy card. It is important that your shares of common stock be represented at the Annual Meeting so that a quorum may be established. Even if you plan to attend the Annual Meeting in person, please read the proxy materials carefully, and then vote your shares by signing, dating, and returning the accompanying proxy card. If you attend the Annual Meeting, you may revoke your proxy and vote your shares in person.

We make available free of charge at our Investor Relations website, *www.regionalmanagement.com*, a variety of information for investors. Our goal is to maintain the Investor Relations website as a portal through which investors can easily find or navigate to pertinent information about us.

On behalf of the Board of Directors of the Company, thank you for your continued support and ownership of Regional Management Corp. common stock.

Sincerely,

/s/ Thomas F. Fortin

Thomas F. Fortin
Chief Executive Officer, Director


Regional
Management Corp.

REGIONAL MANAGEMENT CORP.
509 West Butler Road
Greenville, South Carolina 29607
(864) 422-8011

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held on April 24, 2013

To the Stockholders of Regional Management Corp.:

We hereby give notice that the Annual Meeting of Stockholders (the "Annual Meeting") of Regional Management Corp. ("Regional" or the "Company") will be held on Wednesday, April 24, 2013, at 11:00 a.m. local time, at The Westin Poinsett Hotel, 120 South Main Street, Greenville, SC 29601, for the following purposes:

(1) To elect the nine nominees named in the accompanying Proxy Statement to serve as members of our Board of Directors until the next annual meeting of stockholders or until their successors are elected and qualified;

(2) To ratify the appointment of McGladrey LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2013; and

(3) To transact such other business as may properly come before the Annual Meeting or any adjournments thereof.

Only stockholders whose names appear of record on our books at the close of business on March 8, 2013, will be entitled to notice of and to vote at the Annual Meeting or at any adjournments thereof.

You are cordially invited to attend the Annual Meeting. Your vote is important. Whether or not you plan to attend the Annual Meeting in person, you are urged to cast your vote promptly. If you attend the Annual Meeting, you may revoke your proxy and vote your shares in person. For specific instructions regarding how to vote, please see the accompanying proxy materials.

By Order of the Board of Directors

/s/ Brian J. Fisher

Brian J. Fisher
Vice President, General Counsel, and Secretary

Greenville, South Carolina
March 21, 2013

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON APRIL 24, 2013: THE PROXY STATEMENT AND ANNUAL REPORT ON FORM 10-K TO STOCKHOLDERS ARE AVAILABLE AT *https://materials.proxyvote.com/75902K*.

WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE, AND SIGN THE ENCLOSED PROXY CARD, AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES. NO POSTAGE NEED BE AFFIXED IF THE PROXY CARD IS MAILED IN THE UNITED STATES.

IN ACCORDANCE WITH OUR SECURITY PROCEDURES, ALL PERSONS ATTENDING THE ANNUAL MEETING WILL BE REQUIRED TO PRESENT PICTURE IDENTIFICATION.

REGIONAL MANAGEMENT CORP.

PROXY STATEMENT ON SCHEDULE 14A
2013 Annual Meeting of Stockholders

TABLE OF CONTENTS


Regional
Management Corp.

REGIONAL MANAGEMENT CORP.
509 West Butler Road
Greenville, South Carolina 29607
(864) 422-8011

PROXY STATEMENT

For the Annual Meeting of Stockholders to Be Held on April 24, 2013

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on April 24, 2013:

The Notice of Annual Meeting of Stockholders, Proxy Statement, Form of Proxy Card, and Annual Report on Form 10-K are available at *https://materials.proxyvote.com/75902K* and on the Investor Relations website of Regional Management Corp. at *www.regionalmanagement.com*.

March 21, 2013

Proxy Statement

GENERAL

This proxy statement (the "Proxy Statement") and the accompanying proxy card are first being sent on or about March 27, 2013 to the stockholders of Regional Management Corp., a Delaware corporation ("Regional," the "Company," "we," "us," and "our"), in connection with the solicitation of proxies by our Board of Directors (the "Board") for use at the Annual Meeting of Stockholders (the "Annual Meeting") to be held on April 24, 2013, at The Westin Poinsett Hotel, 120 South Main Street, Greenville, SC 29601, at 11:00 a.m. local time and any postponement or adjournment thereof. An Annual Report on Form 10-K, containing financial statements for the fiscal year ended December 31, 2012, is being mailed together with this Proxy Statement to all stockholders entitled to vote at the Annual Meeting.

The accompanying proxy card is solicited by mail by and on behalf of the Company's Board, and the cost of soliciting proxies will be borne by the Company. In addition to use of the mails, proxies may be solicited in person, by telephone, or via the Internet by the Company's directors and officers who will not receive additional compensation for such services. The Company will request banks, brokerage houses, and other institutions, nominees, and fiduciaries to forward the soliciting material to beneficial owners and to obtain authorization for the execution of proxies. The Company will, upon request, reimburse these parties for their reasonable expenses in forwarding proxy materials to our beneficial owners.

The accompanying proxy card is for use at the Annual Meeting if a stockholder either will be unable to attend in person or will attend but wishes to vote by proxy in advance of the Annual Meeting. Directions as to how you may cast your vote by proxy are found on the accompany proxy card. The purposes of the Annual Meeting are (i) to elect the nine nominees named in the Proxy Statement to serve as members of the Board until the next annual meeting of stockholders or until their successors are elected and qualified; (ii) to ratify the appointment of McGladrey LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2013; and (iii) to transact such other business as may properly come before the Annual Meeting or any adjournments thereof.

Voting Rights and Procedures

Only stockholders of record at the close of business on March 8, 2013 (the "Record Date"), will be entitled to receive notice of and to vote at the Annual Meeting. As of the Record Date, 12,486,727 shares of common stock, $.10 par value per share, of the Company were issued and outstanding. The holders of common stock are entitled to one vote per share on any proposal presented at the Annual Meeting.

Stockholders may vote in person or by proxy. If you attend the Annual Meeting, you may vote in person even if you have previously returned your proxy card. Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing with the Secretary of the Company, before the taking of the vote at the Annual Meeting, a written notice of revocation bearing a later date than the proxy, (ii) duly completing a later-dated proxy card relating to the same shares and delivering it to the Secretary of the Company before the taking of the vote at the Annual Meeting, or (iii) attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or subsequent proxy should be sent so as to be delivered to Regional Management Corp., 509 West Butler Road, Greenville, SC 29607, Attention: Secretary, before the taking of the vote at the Annual Meeting.

Withheld Votes, Broker Non-Votes, Abstentions, and Quorum

Brokers that are members of certain securities exchanges and that hold shares of the Company's common stock in "street name" on behalf of beneficial owners have authority to vote on certain items when they have not received instructions from beneficial owners. Under the New York Stock Exchange rules and regulations governing such brokers, the proposal to ratify the appointment of McGladrey LLP as the Company's independent registered public accounting firm is considered a "discretionary" item. This means that brokers may vote in their discretion on this proposal on behalf of beneficial owners who have not furnished voting instructions. In contrast, certain items are considered "non-discretionary," and a "broker non-vote" occurs when a broker or other nominee holding shares for a beneficial owner votes on one proposal but does not vote on another proposal because, with respect to such other proposal, the nominee does not have discretionary voting power and has not received instructions from the beneficial owner. Proposal One, regarding the election of directors, is considered "non-discretionary" and, therefore, for this proposal brokers cannot vote your uninstructed shares when they do not receive voting instructions from you.

The representation in person or by proxy of at least a majority of the outstanding shares of common stock entitled to vote at the Annual Meeting is necessary to constitute a quorum for the transaction of business. Votes withheld from any nominee, abstentions, and "broker non-votes" are counted as present or represented for purposes of determining the presence or absence of a quorum for the Annual Meeting.

Votes Required to Approve Each Proposal

For Proposal One, the election of the nine nominees named in the Proxy Statement to serve as members of the Board until the next annual meeting of stockholders or until their successors are elected and qualified, the nine nominees receiving the highest number of affirmative votes of the shares present or represented and entitled to vote at the Annual Meeting shall be elected as directors. For Proposal Two, the ratification of the appointment of McGladrey LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2013, an affirmative vote of a majority of the shares present, in person or represented by proxy, and voting on such matter is required for approval. Abstentions are included in the number of shares present or represented and voting on each matter. "Broker non-votes" are not considered voted for the particular matter and have the effect of reducing the number of affirmative votes required to achieve a majority for such matter by reducing the total number of shares from which the majority is calculated.

The persons named as proxy holders and attorneys-in-fact in the proxy card, Thomas F. Fortin and Brian J. Fisher, were selected by the Board and are officers of the Company. All properly executed proxies returned in time to be counted at the Annual Meeting will be voted by such persons at the Annual Meeting. Where a choice has been specified on the proxy with respect to the foregoing matters, the shares represented by the proxy will be voted in accordance with the specifications. If no such specifications are indicated, such proxies will be voted FOR election of the director nominees and FOR ratification of the appointment of our independent registered public accounting firm.

Aside from the election of directors and the ratification of the appointment of the independent registered public accounting firm, the Board knows of no other matters to be presented at the Annual Meeting. If any other matter should be presented at the Annual Meeting upon which a vote properly may be taken, shares represented by all proxies received by the Board will be voted with respect thereto in accordance with the judgment of the persons named as proxy holders and attorneys-in-fact in the proxies.

The address of our principal executive office is 509 West Butler Road, Greenville, South Carolina 29607, and our telephone number is (864) 422-8011.

PROPOSAL ONE

—

ELECTION OF DIRECTORS

Our Amended and Restated Bylaws (the "Bylaws") currently provide that the number of directors of the Company shall be fixed from time to time by resolution adopted by the Board. There are presently nine directors.

The Corporate Governance and Nominating Committee (the "Nominating Committee") of our Board evaluates the size and composition of the Board on at least an annual basis. In connection therewith, the Nominating Committee has nominated and recommends for election as directors the nine nominees set forth below. Each nominee presently serves as a director. Directors shall be elected to serve until the next annual meeting of stockholders or until their successors are elected and qualified or until their earlier resignation, removal, or death.

A candidate for election as a director is nominated to stand for election based on his or her professional experience, recognized achievements in his or her respective fields, an ability to contribute to some aspect of our business, and the willingness to make the commitment of time and effort required of a director. Each of the below-listed nominees has been identified as possessing an appropriate diversity of background and experience, good judgment, deep knowledge of our industry, strength of character, and an independent mind, as well as a reputation for integrity and high personal and professional ethics. Each nominee also brings a strong and unique background and set of skills to the Board, giving the Board, as a whole, competence and experience in a wide variety of areas.

In selecting this slate of nominees for 2013, the Nominating Committee specifically considered the background, business experience, and certain other information with respect to each of the nominees as set forth below, along with the familiarity of the nominees with our business and prospects, which has been developed as a result of their service on our Board. The Nominating Committee believes that such familiarity will be helpful in addressing the opportunities and challenges that we face in the current business environment.

Each of the nine nominees has consented to being named in this Proxy Statement and to serve as a director, if elected. In the event that any nominee withdraws, or for any reason is unable to serve as a director, the proxies will be voted for such other person as may be designated by the Nominating Committee as a substitute nominee, but in no event will proxies be voted for more than nine nominees. The Nominating Committee has no reason to believe that any nominee will not continue to be a candidate or will not serve if elected.

The following is a brief description of the background, business experience, skills, qualifications, attributes, and certain other information with respect to each of the nominees for election to the Board:

David Perez

Mr. Perez (age 44) has served as the Chairman of the Board of Regional since April 2011 and has been a director of Regional since March 2007. He has served as a Managing Director with Palladium Equity Partners, LLC (together with its affiliates, "Palladium") since 2003. Previously, he held senior private equity positions at General Atlantic Partners and Atlas Venture, and also held positions at Chase Capital Partners and James D. Wolfensohn, Inc. Mr. Perez serves on the Board of Directors of Palladium's privately held portfolio companies Aconcagua Holdings, Inc., American Gilsonite Company, Capital Contractors, Inc., DolEx Dollar Express, Inc., Jordan Healthcare Holdings, Inc., Prince Minerals, Inc., and Hy Cite Enterprises, LLC. Mr. Perez serves as the Chairman of the Board of Directors of the National Association of Investment Companies (NAIC), is a member of the Council on Foreign Relations, and is the President of the Board of Directors of Ballet Hispánico. Mr. Perez earned a B.S./M.S. degree from the Dresden University of Technology, an M.Eng. degree in Engineering Management from Cornell University, and an M.B.A. degree from Harvard Business School.

Mr. Perez brings to the Board his significant experience in working with companies controlled by private equity sponsors, including several financial companies, his affiliation with Palladium, and his experience in working with the management of various other companies owned by Palladium's funds.

Roel C. Campos

Mr. Campos (age 64) has served as a director of Regional since March 2012. Mr. Campos is a partner with the law firm of Locke Lord Bissell & Liddell LLP, which he joined in April 2011. He practices in the areas of securities regulation, corporate governance, and securities enforcement. He had previously been a partner in the law firm of Cooley Godward Kronish LLP from September 2007 to April 2011. Prior to that, he received a presidential appointment and served as a Commissioner of the Securities and Exchange Commission ("SEC") from 2002 to 2007. Prior to serving with the SEC, Mr. Campos was a founding partner of a Houston-based radio broadcaster. Earlier in his career, he practiced corporate law and served as a federal prosecutor in Los Angeles, California. In January 2013, Mr. Campos was appointed to the board of directors of Well Care Health Plans, Inc., a publically-held entity which provides managed care services targeted to government-sponsored health care programs. Mr. Campos is a trustee for the Managed Portfolio Series, an open-end mutual fund registered with the SEC under the Investment Company Act. Mr. Campos was selected by President Barack Obama to serve on his citizen Presidential Intelligence Advisory Board.
Mr. Campos also serves on the Advisory Board for the Public Company Accounting Oversight Board and serves on various non-profit boards.
Mr. Campos earned a B.S. degree from the United States Air Force Academy, an M.B.A. degree from the University of California, Los Angeles, and a J.D. degree from Harvard Law School.

Mr. Campos brings to the Board his extensive financial background and experience in working with financial services companies, his experience with the SEC, and his significant experience with public companies across a variety of industries.

Richard T. Dell'Aquila

Mr. Dell'Aquila (age 36) has been a director of Regional since July 2010. Mr. Dell'Aquila is a Managing Director at Parallel Investment Partners, LLC (together with its affiliates, "Parallel"), which he joined in March 2010. Prior to joining Parallel, Mr. Dell'Aquila was a Principal at Southfield Capital Advisors LLC from January 2006 to February 2010, and has previously held positions at Sasco Capital, Inc., Pangea, Ltd, and Bear, Stearns & Co. Inc. Mr. Dell'Aquila also serves on the boards of Parallel's privately held portfolio companies USA Discounters, Inc. and Superior Investment, LLC. Mr. Dell'Aquila graduated from Hamilton College where he received a B.A. degree in Economics. He also studied as an undergraduate at Oxford University.

Mr. Dell'Aquila brings to the Board his extensive financial background and experience working with financial services companies, his affiliation with Parallel, and his experience in working with the management of various other companies owned by Parallel.

Thomas F. Fortin

Mr. Fortin (age 49) was appointed Chief Executive Officer of Regional in March 2007 and has been a director of Regional since March 2012. Prior to joining Regional, Mr. Fortin was, from 2005 to 2007, President of Cogent Strategic Advisors, LLC, a consulting firm serving institutional investors. From 1998 to 2005, Mr. Fortin was Vice President, Development for EJB Group, Inc., a private investment holding company based in Charlotte, North Carolina. From 1992 to 1998, Mr. Fortin was Vice President and Chief Financial Officer of InLight Solutions, Inc., a medical technology business located in Albuquerque, New Mexico that he co-founded. He also held positions at Bowles Hollowell Conner & Co. and Trammell Crow Company. In 2008, Mr. Fortin was elected to the Board of Directors of the American Financial Services Association ("AFSA"), the principal trade organization for the installment lending industry. He currently serves on the Executive Committee of the Board of Directors of AFSA, is Chairman-Elect of the AFSA Independents Section, and was the Chairman of the AFSA Political Action Committee. Mr. Fortin earned a B.S. degree in Industrial Engineering from Stanford University and an M.B.A. degree from Harvard Business School.

Mr. Fortin served as an Operating Partner of Parallel from June 2003 to March 2007. He is also the brother-in-law of F. Barron Fletcher, III, the managing member of Parallel.

Mr. Fortin brings to the Board a management perspective in light of his role as our Chief Executive Officer, as well as his experience with the state and federal regulators applicable to our business.

Richard A. Godley

Mr. Godley (age 64) has been a director of Regional since its inception in 1987 and is its founder. He previously served as President and Chief Executive Officer of Regional from 1987 until January 2006 and served as Chairman of the Board from January 2006 until March 2007. Prior to founding Regional, Mr. Godley served as Senior Vice President of World Acceptance Corporation. Mr. Godley is a veteran of the U.S. Army and served in Vietnam from 1968 to 1969.

Mr. Godley brings to the Board his long standing experience with the Company as its founder and his significant continuing equity ownership.

Jared L. Johnson

Mr. Johnson (age 41) has been a director of Regional since 2009. Mr. Johnson is a Managing Director at Parallel, which he joined as a Principal in 2003. Prior to joining Parallel, Mr. Johnson was a Vice President with Summit Partners and has previously held positions with Robertson Stephens and Kirkland Messina. Mr. Johnson also serves on the boards of Parallel's privately held portfolio companies Marmalade Holdings, Inc., New Moosejaw, LLC, and TFO Holdings, Inc. Mr. Johnson is a graduate of Stanford University, where he received an A.B. degree in American Studies.

Mr. Johnson brings to the Board his extensive financial background, his affiliation with Parallel, and his experience working with the management of other companies owned by Parallel.

Alvaro G. de Molina

Mr. de Molina (age 55) has been a director of Regional since March 2012. Until 2009, Mr. de Molina was the Chief Executive Officer of GMAC LLC, which he had originally joined as Chief Operating Officer in 2007. Since departing GMAC LLC, Mr. de Molina has been a private investor. He also joined Cerberus Capital Management where he worked with the operations group for a period during 2007, following a 17-year career at Bank of America, where he most recently served as its Chief Financial Officer from 2005 until 2007. During his tenure at Bank of America, Mr. de Molina also served as Chief Executive Officer of Banc of America Securities, President of Global Capital Markets and Investment Banking, head of Market Risk Management, and Corporate Treasurer. Previously, he also served in key roles at JPMorgan Chase Bank, N.A., Becton, Dickinson and Company, and PriceWaterhouse LLP (now PricewaterhouseCoopers LLP). In September 2012, Mr. de Molina was appointed to the board of directors of Walter Investment Management Corp., a publically-held entity which is an asset manager, mortgage servicer, and mortgage portfolio owner specializing in less-than-prime, non-conforming, and other credit-challenged mortgage assets. Mr. de Molina is a member of the Board of Visitors of Duke University's Fuqua School of Business. He holds a B.S. degree in Accounting from Fairleigh Dickinson University and an M.B.A. degree from Rutgers Business School and is a graduate of the Duke University Advanced Management Program.

Mr. de Molina brings to the Board his extensive financial background and his significant experience with public and private financial services companies.

Carlos Palomares

Mr. Palomares (age 68) has been a director of Regional since March 2012. Since 2007, Mr. Palomares has been President and Chief Executive Officer of SMC Resources, a consulting practice that advises senior executives on business and marketing strategy. From

2001 to 2007, Mr. Palomares was Senior Vice President at Capital One Financial Corp. ("Capital One"), and he was Chief Operating Officer of Capital One Federal Savings Bank banking unit from 2004 to 2007. Prior to joining Capital One, Mr. Palomares held a number of senior positions with Citigroup Inc. and its affiliates, including Chief Operating Officer of Citibank Latin America Consumer Bank from 1998 to 2001, Chief Financial Officer of Citibank North America Consumer Bank from 1997 to 1998, Chairman and CEO of Citibank Italia from 1990 to 1992, and President and CEO of Citibank FSB Florida from 1992 to 1997. Mr. Palomares serves on the Boards of Directors of Pan American Life Insurance Group, Inc. and the Coral Gables Trust Company. Mr. Palomares earned a B.S. degree in Quantitative Analysis from New York University.

Mr. Palomares brings to the Board his extensive financial background and his significant experience in leadership roles with public financial services companies.

Erik A. Scott

Mr. Scott (age 45) has been a director of Regional since 2007. He currently serves as a Managing Director with Palladium, a position he has held since 2010. From 2005 to 2010, he was a Vice President and Principal with Palladium. Previously, he was a Principal at FdG Associates and Parthenon Capital and also held positions at Allied Capital and Bowles Hollowell Conner & Co. Mr. Scott also serves on the boards of Palladium's privately held portfolio companies ABRA Auto Body & Glass, Capital Contractors, Inc., and DolEx Dollar Express, Inc. Mr. Scott earned a B.A. degree in Economics with a concentration in Spanish from Vanderbilt University and an M.B.A. degree from the Darden Graduate School of Business Administration at the University of Virginia.

Mr. Scott brings to the Board his extensive financial background, his affiliation with Palladium, and his experience in working with the management of various other companies owned by Palladium funds.

There are no family relationships among any of our directors or executive officers.

The Board of Directors unanimously recommends a vote "FOR" the election of each of the nominees listed above.

PROPOSAL TWO

—

RATIFICATION OF THE APPOINTMENT OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

McGladrey LLP has served as our independent registered public accounting firm since 2007. Upon the recommendation of the Audit Committee (the "Audit Committee") of the Board, the Board has selected McGladrey LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2013. The Audit Committee and the Board recommend that the stockholders ratify the appointment of McGladrey LLP as our independent registered public accounting firm for fiscal 2013.

A representative of McGladrey LLP plans to be present at the Annual Meeting and shall have the opportunity to make a statement and to respond to appropriate questions. Although ratification is not required, the Board is submitting the appointment of McGladrey LLP to the stockholders for ratification as a matter of good corporate governance. In the event the stockholders fail to ratify the appointment, the Audit Committee will consider whether to appoint another independent registered public accounting firm.

The following table sets forth the aggregate fees billed to us by our independent registered public accounting firm, McGladrey LLP, during the fiscal years ended December 31, 2012 and 2011.

	Year Ended December 31, 2012	Year Ended December 31, 2011
Audit Fees	$535,655	$ 966,372
Audit-Related Fees	$ 48,650	$ 10,896
Tax Fees	$121,710	$ 116,223
All Other Fees	$ 7,000	$ 4,785
Total	$713,015	$1,098,276

In the above table, in accordance with applicable SEC rules:

- "Audit Fees" are fees billed for professional services rendered by the independent registered public accounting firm for the audit of our annual consolidated financial statements, review of consolidated financial statements included in our Forms 10-Q, and services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings or engagements. The 2011 and 2012 fees also included fees billed for services performed by the independent registered public accounting firm in relation to the Registration Statement on Form S-1 for our initial public offering, which closed in April 2012.
- "Audit-Related Fees" are fees billed for assurance and related services performed by the independent registered public accounting firm that are reasonably related to the performance of the audit or review of our financial statements that are not reported above under "Audit Fees."
- "Tax Fees" are fees billed for professional services rendered by the independent registered public accounting firm for tax compliance, tax advice, and tax planning. In 2011, these fees were for services performed for the filing of our 2010 tax returns and estimated payments for 2011. In 2012, these fees were for services performed for the filing of our 2011 tax returns and estimated payments for 2012.
- "All Other Fees" represent fees billed for ancillary professional services, such as information technology vendor internal control evaluation, review of earnings per share calculations, and other professional advice.

It is the policy of the Audit Committee to pre-approve all audit and permitted non-audit services proposed to be performed by our independent registered public accounting firm. The Audit Committee reviewed and pre-approved all the services performed by McGladrey LLP. The process for such pre-approval is typically as follows: Audit Committee pre-approval is sought at one of the Audit Committee's regularly scheduled meetings following the presentation of information at such meeting detailing the particular services proposed to be performed. The authority to pre-approve non-audit services may be delegated by the Audit Committee to the Chairman of the Audit Committee, who shall present any decision to pre-approve an activity to the full Audit Committee at the first meeting following such decision. None of the services described above were approved by the Audit Committee pursuant to the exception provided by Rule 2-01(c)(7)(i)(C) under Regulation S-X.

The Audit Committee has reviewed the non-audit services provided by McGladrey LLP and has determined that the provision of such services is compatible with maintaining McGladrey LLP's independence.

The Board of Directors unanimously recommends a vote "FOR" the ratification of the appointment of McGladrey LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2013.

OTHER BUSINESS

The Board knows of no other matter to come before the Annual Meeting. However, if any matter requiring a vote of the stockholders should be duly presented for a vote, then the persons named in the form of proxy intend to vote such proxy in accordance with their best judgment.

CORPORATE GOVERNANCE MATTERS

The Company's Board is responsible for directing and overseeing the management of the business and affairs of the Company in a manner consistent with the best interests of the Company and its stockholders. The Board has implemented written Corporate Governance Guidelines designed to assist the Board in fulfilling its duties and responsibilities. The Corporate Governance Guidelines address a number of matters applicable to directors, including Board composition, structure, and policies; director qualification standards; Board meetings; committees of the Board; roles and expectations of the Board and its directors; director compensation; management succession planning; and other matters. These Corporate Governance Guidelines are available on the Company's Investor Relations website under the "Corporate Governance" tab at *www.regionalmanagement.com*. A stockholder may request a copy of the Corporate Governance Guidelines by contacting our Investor Relations Department at 509 West Butler Road, Greenville, South Carolina 29607.

Composition of the Board; Board Independence

The Company's Board has the discretion to determine the size of the Board, the members of which are elected at each year's annual meeting of stockholders. Our Board currently consists of nine directors: Messrs. Campos, Dell'Aquila, Fortin, Godley, Johnson, de Molina, Palomares, Perez, and Scott, with Mr. Perez serving as Chairman of the Board.

Messrs. Campos, de Molina, and Palomares are each independent in accordance with the criteria established by the New York Stock Exchange (the "NYSE") for independent board members. The Board performed a review to determine the independence of its members and made a subjective determination as to each of these independent directors that no transactions, relationships, or arrangements exist that, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director of the Company. In making these determinations, the Board reviewed the information provided by the directors and the Company with regard to each director's business and personal activities as they may relate to the Company and its management.

Following the closing of the Company's initial public offering in April 2012, the Company was, and continues to be, a "controlled company" under the rules of the NYSE because the stockholders party to the Shareholders Agreement (described below) hold more than 50% of the voting power for the election of directors. Accordingly, the Company is entitled to rely upon exemptions available to a "controlled company" under the NYSE corporate governance standards. These exemptions exempt the Company from the obligation to comply with certain NYSE corporate governance requirements, including the requirements that:

- within one year of the date of the listing of the Company's common stock on the NYSE, a majority of the Company's Board consists of "independent directors," as defined under the rules of the NYSE;
- the Company have a compensation committee that is, within one year of the date of the listing of the Company's common stock on the NYSE, composed entirely of independent directors; and
- the Company have a corporate governance and nominating committee that is, within one year of the date of the listing of the Company's common stock on the NYSE, composed entirely of independent directors.

In the event that the Company ceases to be a controlled company, the Company will be required to comply with these provisions within the transition periods specified in the rules of the NYSE. These exemptions do not modify the independence requirements for the Company's Audit Committee. The Company is in compliance with the applicable requirements of the SEC and NYSE rules with respect to the composition of the Company's Audit Committee, which effective February 20, 2013, is composed entirely of independent directors.

Leadership Structure

As described in the Corporate Governance Guidelines, the Board may select its Chairman and the Company's Chief Executive Officer in any way that it considers to be in the best interests of the Company. Therefore, the Board does not have a policy on whether the role of Chairman and Chief Executive Officer should be separate or combined and, if it is to be separate, whether the Chairman should be selected from the independent directors or should be an employee of the Company.

Mr. Perez currently serves as Chairman of our Board. At this time, the Board believes the separation of the roles of Chairman and Chief Executive Officer promotes communication between the Board, the Chief Executive Officer, and other senior management, and enhances the Board's oversight of management. We believe our leadership structure provides increased accountability of our Chief Executive Officer to the Board and encourages balanced decision-making. We also separate the roles in recognition of the differences in the roles. While the Chief Executive Officer is responsible for day-to-day leadership of the Company and the setting of strategic direction, the Chairman of the Board provides guidance to the Chief Executive Officer and coordinates and manages the operation of the Board and its committees.

At this time, the Board believes our current leadership structure, with a non-employee Chairman of the Board, is appropriate for the Company and provides many advantages to the effective operation of the Board. The Board will periodically evaluate and reassess the effectiveness of this leadership structure.

Director Qualifications

The Company's Nominating Committee is responsible for reviewing the qualifications of potential director candidates and recommending to the Board those candidates to be nominated for election to the Board. The Nominating Committee considers (a) minimum individual qualifications, including relevant career experience, strength of character, mature judgment, familiarity with the Company's business and industry, independence of thought, and an ability to work collegially with the other members of the Board, and (b) all other factors it considers appropriate, which may include age, diversity of background, existing commitments to other businesses, potential conflicts of interest with other pursuits, legal considerations such as antitrust issues, corporate governance background, financial and accounting background, executive compensation background, and the size, composition, and combined expertise of the existing Board. The Board and the Nominating Committee monitors the mix of specific experience, qualifications, and skills of its directors in order to assure that the Board, as a whole, has the necessary tools to perform its oversight function effectively in light of the Company's business and structure. Stockholders may also nominate directors for election at the Company's annual stockholders meeting by following the provisions set forth in the Company's Bylaws, and in such a case, the Nominating Committee will consider the qualifications of directors proposed by stockholders.

Certain members of the Board are designated by certain of our stockholders in accordance with the Amended and Restated Shareholders Agreement, dated March 27, 2012, by and among the Company, Parallel, Palladium, and certain other stockholders party thereto (the "Shareholders Agreement"). Such stockholders with director designation rights have sought to ensure that the Board is composed of members whose particular experience, qualifications, attributes, and professional and functional skills, when taken together, will allow the Board to effectively satisfy its oversight responsibilities, and in identifying individuals for designation to the Board, have considered those factors described in the foregoing paragraph.

When determining whether the Company's director nominees have the experience, qualifications, attributes, and professional and functional skills, taken as a whole, to enable our Board to satisfy its oversight responsibilities effectively in light of our business and structure, the Company's Nominating Committee focused primarily on their valuable contributions to our success in recent years and on the information discussed in the biographical descriptions set forth above.

Meetings

The Board held two meetings during the fiscal year ended December 31, 2012. During fiscal 2012, each director attended more than 75% of the total number of meetings of the Board and committees on which he served. In addition to formal Board meetings, our Board communicates regularly via telephone, electronic mail, and informal meetings, and our Board and its committees often act by written consent in lieu of a formal meeting. The independent members of the Board met in executive session at each of the meetings of the Board held during fiscal 2012. Other than an expectation set forth in our Corporate Governance Guidelines that each director will make every effort to attend the annual meeting of stockholders, we do not have a formal policy regarding the directors' attendance at annual meetings. In 2012, prior to the closing of our initial public offering, our stockholders acted to elect directors by written consent in lieu of an annual meeting of stockholders. All of our then-current directors attended our last annual meeting of stockholders.

Committees of the Board

Our Board has three standing committees: the Corporate Governance and Nominating Committee, the Audit Committee, and the Compensation Committee. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our Board.

Audit Committee

The Audit Committee is a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Audit Committee consists of Messrs. Campos, Palomares, and de Molina, with Mr. de Molina serving as Chairman. Pursuant to the Audit Committee's written charter, our Audit Committee is responsible for, among other things:

- selecting and hiring our independent registered public accounting firm, and pre-approving the audit and non-audit services to be performed by our independent auditors;
- assisting the Board in evaluating the qualifications, performance, and independence of our independent auditors;
- assisting the Board in monitoring the quality and integrity of our financial statements and our accounting and financial reporting processes;
- assisting the Board in monitoring our compliance with legal and regulatory requirements;
- assisting the Board in reviewing the adequacy and effectiveness of our internal control over financial reporting processes;
- assisting the Board in monitoring the performance of our internal audit function;
- discussing the scope and results of the audit with the independent registered public accounting firm;
- reviewing with management and our independent auditors our annual and quarterly financial statements;
- establishing procedures for the receipt, retention, and treatment of complaints received by us regarding accounting, internal accounting controls, or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and
- preparing the audit committee report that the SEC requires in our annual proxy statement.

In accordance with SEC rules and NYSE rules, which require us to have a fully independent audit committee within one year of the date of the listing of our common stock on the NYSE, each of the members of our Audit Committee is an independent director in accordance with the criteria established by the NYSE for the purpose of audit committee membership. In addition, the Board has examined the SEC's definition of "audit committee financial expert" and has determined that Mr. de Molina satisfies this definition.

The Audit Committee Charter, which contains a more complete explanation of the roles and responsibilities of the Audit Committee, is posted on the Company's Investor Relations website under the "Corporate Governance" tab at *www.regionalmanagement.com.* A stockholder may request a copy of the Audit Committee Charter by contacting our Investor Relations Department at 509 West Butler Road, Greenville, South Carolina 29607. The Audit Committee held two meetings during the fiscal year ended December 31, 2012. In addition to formal Audit Committee meetings, our Audit Committee communicates regularly via telephone, electronic mail, and informal meetings.

Compensation Committee

Our Compensation Committee consists of Messrs. Godley, Johnson, de Molina, and Perez, with Mr. Johnson serving as Chairman. Pursuant to the Compensation Committee's written charter, our Compensation Committee is responsible for, among other things:

- reviewing and approving, or making recommendations to the Board with respect to, corporate goals and objectives relevant to the compensation of our Chief Executive Officer, evaluating our Chief Executive Officer's performance in light of those goals and objectives, and either as a committee or together with the other independent directors (as directed by the Board), determining and approving our Chief Executive Officer's compensation level based on such evaluation;
- reviewing and approving the compensation of our executive officers, including annual base salary, annual incentive bonuses, specific goals, equity compensation, employment agreements, severance and change in control arrangements, and any other benefits, compensation, or arrangements;
- reviewing and recommending the compensation of our directors;
- reviewing and discussing annually with management our "Compensation Discussion and Analysis";
- preparing the Report of the Compensation Committee; and
- reviewing and making recommendations with respect to our equity compensation plans.

Mr. de Molina is an independent director in accordance with the criteria established by the NYSE for the purpose of Compensation Committee membership. As described in greater detail above, the Company is a "controlled company" under the rules of the NYSE. Accordingly, the Company is entitled to rely upon exemptions available to a "controlled company" under the NYSE corporate governance standards, including an exemption from the requirement that the Company have a compensation committee that is, within one year of the date of the listing of the Company's common stock on the NYSE, composed entirely of independent directors.

The Compensation Committee Charter, which contains a more complete explanation of the roles and responsibilities of the Compensation Committee, is posted on the Company's Investor Relations website under the "Corporate Governance" tab at *www.regionalmanagement.com.* A stockholder may request a copy of the Compensation Committee Charter by contacting our Investor Relations Department at 509 West Butler Road, Greenville, South Carolina 29607. The Compensation Committee held two meetings during the fiscal year ended December 31, 2012. In addition to formal Compensation Committee meetings, our Compensation Committee communicates regularly via telephone, electronic mail, and informal meetings.

Corporate Governance and Nominating Committee

Our Nominating Committee consists of Messrs. Campos, Johnson, and Scott, with Mr. Campos serving as Chairman. Pursuant to the Nominating Committee's written charter, the Nominating Committee is responsible for, among other things:

- assisting our Board in identifying prospective director nominees and recommending nominees to the Board;
- overseeing the evaluation of the Board and management;
- reviewing developments in corporate governance practices and developing, recommending, and maintaining a set of corporate governance guidelines; and
- recommending members for each committee of our Board.

Mr. Campos is an independent director in accordance with the criteria established by the NYSE for the purpose of Nominating Committee membership. As described in greater detail above, the Company is a "controlled company" under the rules of the NYSE. Accordingly, the Company is entitled to rely upon exemptions available to a "controlled company" under the NYSE corporate governance standards, including an exemption from the requirement that the Company have a corporate governance and nominating committee that is, within one year of the date of the listing of the Company's common stock on the NYSE, composed entirely of independent directors.

The Corporate Governance and Nominating Committee will consider a candidate for director proposed by a stockholder. A candidate must be highly qualified and be both willing to serve and expressly interested in serving on the Board. A stockholder wishing to propose a candidate for the Nominating Committee's consideration should forward the candidate's name and information about the candidate's qualifications to Regional Management Corp., 509 West Butler Road, Greenville, South Carolina 29607, Attn: Corporate Secretary, no later than November 21, 2013 if the stockholder chooses to use the process described in Rule 14a-8 of the Exchange Act, and if the stockholder submits such nomination outside the process described in Rule 14a-8 of the Exchange Act, not earlier than December 25, 2013 nor later than January 24, 2014. If, following the filing and delivery of these proxy materials, the date of the 2014 annual meeting of stockholders is advanced or delayed by more than 30 calendar days from the date of the 2013 annual meeting of stockholders, the Company will, in a timely manner, provided notice to the Company's stockholders of the new date of the 2014 annual meeting of stockholders and the new dates by which stockholder proposals submitted both pursuant to and outside of SEC Rule 14a-8 must be received by the Company. Such notice will be included in the earliest possible Quarterly Report on Form 10-Q under Part II, Item 5.

The Nominating Committee shall select individuals, including candidates proposed by stockholders, as director nominees who shall have the highest personal and professional integrity, who shall have demonstrated exceptional ability and judgment, and who shall be most effective, in conjunction with the other nominees to the Board, in collectively serving the long-term interests of the stockholders. In evaluating nominees, the Nominating Committee will consider the director qualifications described above. We do not have a formal policy with regard to the consideration of diversity in identifying director nominees, but the Nominating Committee strives to nominate directors with a variety of complementary skills so that the Board, as a whole, will possess the appropriate talent, skills, and expertise to oversee our business.

The Nominating Committee Charter, which contains a more complete explanation of the roles and responsibilities of the Nominating Committee, is posted on the Company's Investor Relations website under the "Corporate Governance" tab at *www.regionalmanagement.com.* A stockholder may request a copy of the Nominating Committee Charter by contacting our Investor Relations Department at 509 West Butler Road, Greenville, South Carolina 29607. The Nominating Committee held two meetings during the fiscal year ended December 31, 2012. In addition to formal Nominating Committee meetings, our Nominating Committee communicates regularly via telephone, electronic mail, and informal meetings.

Role in Risk Oversight

The Board receives an annual, in depth review of risks that may potentially affect us, as identified and presented by management, including all such risks reflected in our periodic filings. Additionally, the Board receives regular, quarterly updates on all such elements of risk. The Board may request supplemental information and disclosure about any other specific area of interest and concern relevant to risks it believes are faced by us and our business. The Board believes our current leadership structure enhances its oversight of risk management because our Chief Executive Officer, who is ultimately responsible for our risk management process, is in the best position to discuss with the Board these key risks and management's response to them by also serving as a director of the Company.

Code of Business Conduct and Ethics

Our Board has adopted a Code of Business Conduct and Ethics (the "Code of Ethics") and reviews it at least annually. The Code of Ethics applies to all of our directors, officers, and employees and must be acknowledged in writing by our Chief Executive Officer and Chief Financial Officer. The Code of Ethics is posted on the Company's Investor Relations website under the "Corporate Governance" tab at *www.regionalmanagement.com*. A stockholder may request a copy of the Code of Ethics by contacting our Investor Relations Department at 509 West Butler Road, Greenville, South Carolina 29607. To the extent permissible under applicable law, the rules of the SEC, and NYSE listing standards, we intend to disclose on our website any amendment to our Code of Ethics, or any grant of a waiver from a provision of our Code of Ethics, that requires disclosure under applicable laws, the rules of the SEC, or NYSE listing standards.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended December 31, 2012, Messrs. de Molina, Godley, Johnson, and Perez served on the Compensation Committee. No member of the Compensation Committee was an officer or employee of the Company or any of its subsidiaries during the fiscal year ended December 31, 2012. During the fiscal year ended December 31, 2012, no executive officers of the Company served on the compensation committee (or equivalent) or the board of directors, of another entity whose executive officer(s) served on our Board or Compensation Committee.

Mr. Godley, a member of our Compensation Committee, is a founder of Regional, a significant stockholder, and a party to our Shareholders Agreement. Prior to March 2007, Mr. Godley served as our President and Chief Executive Officer. Since March 2007, Mr. Godley served as a consultant to Regional pursuant to a consulting agreement, which was terminated in March 2012 pursuant to its terms upon the consummation of our initial public offering and the payment by us of a $150,000 one-time termination fee to Mr. Godley. Mr. Godley was also a lender under our mezzanine debt arrangements, which we repaid with a portion of the proceeds of our initial public offering. See "Certain Relationships and Related Person Transactions" below. None of the other members of our Compensation Committee is our current or former officer or employee.

AUDIT COMMITTEE REPORT

The Audit Committee oversees our financial reporting process on behalf of the Board of Directors. The Audit Committee operates under a written charter, a copy of which is available on our website, *www.regionalmanagement.com*, under the "Corporate Governance" tab. This report reviews the actions taken by the Audit Committee with regard to our financial reporting process during the fiscal year ended December 31, 2012, and particularly with regard to the audited consolidated financial statements as of December 31, 2012 and December 31, 2011 and for the three years ended December 31, 2012.

The Audit Committee is composed solely of independent directors under existing New York Stock Exchange listing standards and Securities and Exchange Commission requirements. None of the committee members is or has been an officer or employee of the Company or any of our subsidiaries or has engaged in any business transaction or has any business or family relationship with the Company or any of our subsidiaries or affiliates. In addition, the Board of Directors has determined that Mr. Alvaro G. de Molina is an "audit committee financial expert," as defined by Securities and Exchange Commission rules.

Our management has the primary responsibility for our financial statements and reporting process, including the systems of internal controls. The independent auditors are responsible for performing an independent audit of our consolidated financial statements in accordance with auditing standards generally accepted in the United States and issuing a report thereon. The Audit Committee's responsibility is to monitor and oversee these processes and to select annually the accountants to serve as our independent auditors for the coming year.

The Audit Committee has implemented procedures to ensure that during the course of each fiscal year it devotes the attention that it deems necessary or appropriate to fulfill its oversight responsibilities under the Audit Committee's charter. To carry out its responsibilities, the Audit Committee met two times during the fiscal year ended December 31, 2012, communicated regularly via telephone, electronic mail, and informal meetings, and often acted by written consent.

In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management the audited consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, including a discussion of the quality, rather than just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Audit Committee also discussed our audited consolidated financial statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited consolidated financial statements with accounting principles generally accepted in the United States, their judgments as to the quality, rather than just the acceptability, of our accounting principles, and such other matters as are required to be discussed with the Audit Committee by the statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1. AU Section 380), as adopted by the Public Company Accounting Oversight Board ("PCAOB") in Rule 3200T. In addition, the Audit Committee discussed with the auditors their independence from management and the Company, including the matters in the written disclosures and the letter required by the PCAOB regarding the independent auditors' communications with the Audit Committee regarding independence. The Audit Committee also considered whether the provision of services during the fiscal year ended December 31, 2012, by the auditors that were unrelated to their audit of the consolidated financial statements referred to above and to their reviews of our interim consolidated financial statements during the fiscal year is compatible with maintaining their independence.

Additionally, the Audit Committee discussed with the independent auditors the overall scope and plan for their audit. The Audit Committee met with the independent auditors, with and without management present, to discuss the results of their examination, their evaluation of our internal controls, and the overall quality of our financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, for filing with the SEC. This report has been prepared by members of the Audit Committee. Current members of the Audit Committee are:

Members of the Audit Committee:

Alvaro G. de Molina (Chairman)
Roel C. Campos
Carlos Palomares

STOCKHOLDER COMMUNICATIONS WITH THE BOARD

Stockholders or other interested persons may communicate directly with our Board or any of our individual directors. Each member of the Board is receptive to and welcomes communications from our stockholders. Stockholders or other interested persons may send communications to the attention of any director at our office address at 509 West Butler Road, Greenville, South Carolina 29607.

HOUSEHOLDING OF ANNUAL MEETING MATERIALS

Some banks, brokers, and other nominee record holders may be participating in the practice of "householding" annual reports and proxy statements. This means that only one copy of our Annual Report on Form 10-K and Proxy Statement, as applicable, may have been sent to multiple stockholders in the same household. We will promptly deliver a separate copy of our Annual Report on Form 10-K and Proxy Statement, as applicable, to any stockholder upon request submitted in writing to the Company at the following address: Regional Management Corp., 509 West Butler Road, Greenville, South Carolina 29607, Attention: Investor Relations Department, or by calling (864) 422-8011. Any stockholder who wants to receive separate copies of our Annual Report on Form 10-K and Proxy Statement in the future, or who is currently receiving multiple copies and would like to receive only one copy for his or her household, should contact his or her bank, broker, or other nominee record holder, or contact the Company at the above address and telephone number.

PROPOSALS BY STOCKHOLDERS

Under certain conditions, stockholders may request that we include a proposal at a forthcoming meeting of the stockholders of the Company in the proxy materials of the Company for such meeting. Under SEC Rule 14a-8, any stockholders desiring to present such a proposal to be acted upon at the 2014 annual meeting of stockholders and included in the proxy materials must ensure that we receive the proposal at our principal executive office in Greenville, South Carolina by November 21, 2013 in order for the proposal to be eligible for inclusion in our proxy statement and proxy card relating to such meeting.

If a stockholder desires to propose any business at an annual meeting of stockholders, even if the proposal or proposed director candidate is not to be included in our proxy statement, our Bylaws provide that the stockholder must deliver or mail timely advance written notice of such business to our principal executive office. Under our Bylaws, to be timely, a stockholder's notice generally must be delivered to our Secretary at the principal executive offices of the Company not later than the 90th day before the first anniversary of the date of the preceding year's annual meeting and no earlier than the 120th day prior to such date. However, in the event that the date of the annual meeting is advanced by more than twenty (20) days, or delayed by more than seventy (70) days, from such anniversary date, notice by the stockholder to be timely must be delivered not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made. Each item of business must be made in accordance with, and must include the information required by, our Bylaws, our Corporate Governance Guidelines, and any other applicable law, rule, or regulation. Assuming that the date of the 2014 annual meeting of stockholders is not advanced or delayed in the manner described above, the required notice for the 2014 annual meeting of stockholders would need to be provided to us not earlier than December 25, 2013 and not later than January 24, 2014.

If, following the filing and delivery of these proxy materials, the date of the 2014 annual meeting of stockholders is advanced or delayed by more than 30 calendar days from the date of the 2013 annual meeting of stockholders, the Company will, in a timely manner, provide notice to the Company's stockholders of the new date of the 2014 annual meeting of stockholders and the new dates by which stockholder proposals submitted both pursuant to and outside of SEC Rule 14a-8 must be received by the Company. Such notice will be included in the earliest possible Quarterly Report on Form 10-Q under Part II, Item 5.

COMPENSATION AND OTHER INFORMATION CONCERNING OUR EXECUTIVE OFFICERS AND DIRECTORS

The agreements described in this section are filed as exhibits to our Annual Report on Form 10-K, and the following descriptions are qualified by reference thereto.

Executive Officers

The following is a brief description of the background, business experience, and certain other information with respect to each of our executive officers:

Thomas F. Fortin (age 49) was appointed Chief Executive Officer of Regional in March 2007 and has been a director of Regional since March 2012. Mr. Fortin's full biographical information is set forth above under "Proposal One: Election of Directors."

C. Glynn Quattlebaum (age 66) has served as President and Chief Operating Officer of Regional since March 2007. Prior to that time, he served Regional as Senior Vice President, Operations from 1998 to 2007. He is a co-founder of Regional and has been employed by Regional since its founding in 1987. Prior to joining Regional, Mr. Quattlebaum was a Supervisor with World Acceptance Corporation, where he began his career in consumer finance in 1974. Mr. Quattlebaum also serves on the board of the South Carolina Independent Consumer Finance Association.

Robert D. Barry (age 69) was appointed Executive Vice President and Chief Financial Officer of Regional in March 2007. Prior to joining Regional, Mr. Barry was the Managing Member of AccessOne Mortgage Company, LLC in Raleigh, North Carolina from 1997 to 2007. During this time, he also served as part-time Chief Financial Officer for Patriot State Bank, Fuquay-Varina, North Carolina, from March 2006 to March 2007 and Nuestro Banco, Raleigh, North Carolina, from July 2006 to March 2007. Prior to his time at AccessOne, Mr. Barry was Executive Vice President and Chief Financial Officer for Regional Acceptance Corporation, a consumer finance company unrelated to us, and prior to that he was a financial institutions partner in the Raleigh, North Carolina office of KPMG LLP. Mr. Barry earned a B.S. degree in Accounting from the University of Delaware and is a Certified Public Accountant licensed in North Carolina and Georgia. As previously announced, Mr. Barry's retirement as Executive Vice President and Chief Financial Officer of Regional was effective in January 2013.

Donald E. Thomas (age 54) was appointed Executive Vice President and Chief Financial Officer of Regional in January 2013. Mr. Thomas has over 30 years of finance and accounting experience in public and private companies, having previously served since April 2010 as Chief Financial Officer of TMX Finance LLC, a title lending company. Prior to joining TMX Finance LLC, Mr. Thomas spent 17 years with 7-Eleven, an operator of convenience stores, where he served in various capacities, including Chief Accounting Officer and Controller, acting Chief Financial Officer, Vice President of Operations, and Vice President of Human Resources. Prior to 7-Eleven, Mr. Thomas spent 11 years in the audit function of Deloitte & Touche LLP and one year with the Trane Company as a financial manager. Mr. Thomas earned accounting and finance degrees from Tarleton State University and is a certified public accountant.

A. Michelle Masters (age 38) currently serves as Regional's Senior Vice President, Strategic Development and Assistant Secretary. Ms. Masters joined Regional in December 1999 as Senior Financial Analyst and was promoted to Controller and Treasurer in January 2006. Ms. Masters was subsequently promoted to Senior Vice President of Finance in May 2008. Ms. Masters holds a B.A. degree in Accounting and Business Administration from Furman University and an M.B.A. degree from Clemson University.

Brian J. Fisher (age 29) was appointed as Vice President, General Counsel, and Secretary in January 2013. Prior to joining Regional, Mr. Fisher was an attorney in the Corporate and Securities practice group of

Womble Carlyle Sandridge and Rice, LLP from 2009 to 2013. Mr. Fisher holds a B.A. degree in Economics from Furman University and a J.D. degree from the University of South Carolina School of Law.

There are no family relationships among any of our directors or executive officers.

Compensation Discussion and Analysis

The following discussion and analysis of the compensation arrangements of our named executive officers identified in the "Summary Compensation Table" below should be read together with the compensation tables and related disclosures regarding our current plans, considerations, and expectations with respect to future executive compensation programs.

Compensation Program Objectives. The primary objectives of our executive compensation program are to attract and retain talented executives to effectively manage and lead the Company and create value for our stockholders. The compensation packages for our named executive officers generally include a base salary, performance-based annual cash awards, discretionary cash bonuses, equity awards, and other benefits.

The discussion below includes a review of our compensation decisions with respect to fiscal 2012. Our named executive officers for fiscal 2012 were Thomas F. Fortin, our Chief Executive Officer; Robert D. Barry, our Executive Vice President and Chief Financial Officer; C. Glynn Quattlebaum, our President and Chief Operating Officer; and A. Michelle Masters, our Senior Vice President, Strategic Development and Assistant Secretary. As previously reported, Mr. Barry retired as Executive Vice President and Chief Financial Officer, effective January 2, 2013. At the effective time of Mr. Barry's retirement, Donald E. Thomas was appointed as the Company's Executive Vice President and Chief Financial Officer. In addition, effective January 14, 2013, Brian J. Fisher was appointed as the Company's Vice President, General Counsel, and Secretary.

Compensation Determination Process. Our current compensation program for our named executive officers has been designed based on our view that each component of executive compensation should be set at levels that are necessary, within reasonable parameters, to successfully attract and retain skilled executives and that are fair and equitable in light of market practices. The Compensation Committee reviews and approves the compensation determinations for all of our executive officers. We did not use a compensation consultant in fiscal 2012. In setting an individual named executive officer's initial compensation package and the relative allocation among different types of compensation, we consider the nature of the position being filled, the scope of associated responsibilities, the individual's prior experience and skills, and the individual's compensation expectations, as well as the compensation of existing executive officers at the Company and our general impressions of prevailing conditions in the market for executive talent.

We generally monitor compensation practices in the market where we compete for executive talent to obtain an overview of market practices and to ensure that we make informed decisions on executive pay packages. Consistent with our compensation objectives of attracting and retaining top executive talent, we believe that the base salaries and performance-based annual cash award targets of our named executive officers should be set at levels which are competitive with our peer group companies of comparable size, although we do not target any specific pay percentile for our named executive officers. To obtain a sense of the market, we review the compensation awarded by the following publicly-traded companies: Aaron's, Inc., America's Car-Mart, Inc., Credit Acceptance Corp., Dollar Financial Corp., EZCORP, Inc., First Cash Financial Services, Inc., Nicholas Financial, Inc., Rent-A-Center, Inc., and World Acceptance Corp., as well as select private companies for which we have access to compensation information. In conducting this review, we place particular emphasis on the relative size of such companies in relation to our size and also consider the overall salary levels for each position held, individual bonus targets, incentive compensation paid, and equity ownership levels. We believe that appropriate base salaries for our named executive officers should generally be in line with those paid by peer group companies of comparable size, that performance-based annual cash awards should reward exceptional performance, resulting in overall compensation which can exceed those of peer group companies of comparable size, and that total compensation for named executive officers may approach the higher end of such peer group companies of comparable size if bonus targets are reached.

Elements of Compensation

Base Salaries. Base salaries are intended to provide a minimum, fixed level of cash compensation sufficient to attract and retain an effective management team when considered in combination with other components of our executive compensation program. We believe that the base salary element is required to provide our named executive officers with a stable income stream that is commensurate with their responsibilities and to compensate them for services rendered during the fiscal year. Annual base salaries are established on the basis of market conditions at the time we hire an executive, as well as by taking into account the particular executive's level of qualifications and experience. The Compensation Committee reviews the base salaries of our executive officers annually, and any subsequent modifications to annual base salaries are made in consideration of the appropriateness of each executive officer's compensation, both individually and relative to the other executive officers, the individual performance of each executive officer, and any significant changes in market conditions. We do not apply specific formulas to determine increases.

The annual base salaries for our named executive officers for fiscal 2012 were as follows: $350,000 for Mr. Fortin; $225,000 for Mr. Barry; $435,750 for Mr. Quattlebaum; and $112,300 for Ms. Masters. Based upon their individual performance, their compensation relative to other executive officers of the Company, and market conditions, the Compensation Committee, effective February 20, 2013, approved an increase in Mr. Quattlebaum's annual base salary from $435,750 to $465,750, and approved an increase in Ms. Masters' annual base from $112,300 to $130,000 and an increase in Ms. Masters' target annual incentive bonus from 25% of her annual base salary to 30% of her annual base salary. In addition, following the expiration of Mr. Fortin's employment agreement on February 28, 2013, the Company entered into a new employment agreement with Mr. Fortin, effective March 1, 2013. Under Mr. Fortin's new employment agreement, Mr. Fortin's annual base salary increased from $350,000 to $420,000.

The annual base salaries for our executive officers for fiscal 2013 are as follows: $350,000 for Mr. Fortin through February 28, 2013, and $420,000 thereafter; $300,000 for Mr. Thomas; $435,750 for Mr. Quattlebaum through February 19, 2013, and $465,750 thereafter; $112,300 for Ms. Masters through February 19, 2013, and $130,000 thereafter; and $140,000 for Mr. Fisher.

Performance-Based Annual Cash Awards. Our annual incentive program is designed to drive achievement of annual corporate goals, including key financial and operating results and strategic goals that create value for stockholders. Our named executive officers are eligible for performance-based annual cash awards linked to our performance in relation to performance targets set by the Board. Target annual incentive levels for each of our named executive officers for fiscal 2012 were as follows:

Name	Annual Base Salary	Percentage of Base Salary Used to Determine Award Eligibility	Target Award	Actual Award
Thomas F. Fortin	$350,000	64.9%	$227,150	$122,207
Robert D. Barry	$225,000	82.0%	$184,500	$ 99,261
C. Glynn Quattlebaum	$435,750	46.6%	$203,060	$109,246
A. Michelle Masters	$112,300	25.0%	$ 28,075	$ 15,104

Target fiscal 2013 incentive levels for each of our executive officers, as established by our Compensation Committee, are described in the table below. The Compensation Committee determined that the target fiscal 2013 incentive levels for Messrs. Fortin and Quattlebaum and Ms. Masters will take into account the mid-year increases in annual base salary described above, as reflected in the table below.

Name	Annual Base Salary	Percentage of Base Salary Used to Determine Award Eligibility	Target Award
Thomas F. Fortin	$408,333	64.9%	$265,008
Donald E. Thomas	$300,000	50.0%	$150,000
C. Glynn Quattlebaum	$461,554	46.6%	$215,084
A. Michelle Masters	$127,524	30.0%	$ 38,257
Brian J. Fisher	$140,000	25.0%	$ 35,000

The awards for fiscal 2012 were based on our performance with respect to the following metrics. These metrics will also be used to determine the performance-based annual cash awards for our executive officers for fiscal 2013:

- net income from operations, which measures profitability;
- total debt / adjusted EBITDA (earnings before interest, taxes, depreciation and amortization), which is our leverage ratio;
- average monthly net finance receivables, which measures our loan growth;
- net loans charged off as a percentage of average monthly net finance receivables, which measures our charge-off control; and
- total general and administrative expense percentage, which measures our expense control.

These metrics drive the overall performance of our business from year to year and are elements of our historical financial success. Net income from operations measures the effectiveness of our management team's execution of our strategic and operational plans. We believe that this measure accurately reflects business variables and factors that are directly within management's control or, if not directly within management's control, are directly influenced by decisions made by our executives. Total debt / adjusted EBITDA measures our reliance on our credit facilities to produce cash flow. We believe that we should, over time, reduce our reliance upon borrowings and should fund proportionately more of our loan originations from operating cash flow as we grow. This measure holds management accountable for de-leveraging our balance sheet over time. Average monthly net finance receivables measures the growth of our loan portfolio. We seek to continually grow our business on a consistent and sound basis. We establish annual growth objectives for our management team for loans that we originate and service. Net loans charged off as a percentage of average monthly net finance receivables measures the control our management team exerts on loans and is ultimately a measure of the quality of underwriting policies and decisions. We guide our management team to specific aggregate net charge-off goals each year that, combined with our average finance receivables measure, balance attractive growth with effective portfolio control. Total general and administrative expense percentage measures the effectiveness with which our management team utilizes our corporate resources.

The percentages described in the tables above are set forth in the employment agreements of Messrs. Fortin and Quattlebaum and the letter agreements of Messrs. Barry, Thomas, and Fisher and determined with respect to Ms. Masters by the Compensation Committee. They are calibrated so that the total compensation opportunity for each named executive officer is commensurate with that executive's role and responsibilities with us. An executive must be employed by us on the last day of the performance year in order to be eligible to receive payment in respect of a performance-based annual cash award.

Discretionary Cash Bonuses. Our Board has the discretion to make periodic cash payments to executive officers in recognition of various specific projects and exceptional achievements. There is no formula or schedule for such discretionary payments. No discretionary payments were made to our named executive officers in fiscal 2012.

Equity Awards. In 2007 and 2008, our Board granted options to Messrs. Fortin, Barry, and Quattlebaum pursuant to our 2007 Stock Plan. Our Board did not grant any equity awards during 2009, 2010, or 2011. On March 27, 2012, pursuant to our 2011 Stock Plan and in connection with our initial public offering, the Compensation Committee granted to Mr. Fortin a nonqualified stock option for 125,000 shares and granted to Messrs. Barry and Quattlebaum and to Ms. Masters nonqualified stock options for 25,000 shares each. On January 2, 2013, pursuant to our 2011 Stock Plan, the Compensation Committee granted to Mr. Thomas a nonqualified stock option for 100,000 shares. These grants are intended to directly align the interests of such named executive officers with those of our stockholders, to give such named executive officers a strong incentive to maximize stockholder returns on a long-term basis, and to aid in our recruitment and retention of key executive talent necessary to ensure our continued success. Having closed our initial public offering in 2012, our Compensation Committee may determine to change some of our executive compensation programs in light of the availability of publicly-traded equity as a compensation tool, but we have not yet formulated any plans to make such changes.

Other Compensation. We also provide various other limited perquisites and other personal benefits to our named executive officers that are intended to be part of a competitive compensation program. These benefits include 401(k) plan matching contributions for each of our named executive officers and monthly automobile allowances of $1,150 for Messrs. Fortin, Barry, and Thomas and $1,650 for Mr. Quattlebaum. Mr. Quattlebaum receives a higher allowance to reflect additional driving that he does for us in his capacity as President and Chief Operating Officer. The Board believes that these benefits are comparable to those offered by other companies that compete with us for executive talent and are consistent with our overall compensation program. Perquisites are not a material part of our compensation program. We also provide our named executive officers with benefits that are generally available to all of our employees, including health insurance, disability insurance, dental insurance, vision insurance, life insurance, and vacation time.

Payments Upon Termination and Change in Control. Pursuant to the terms of his employment agreement, each of Messrs. Fortin and Quattlebaum is entitled to certain benefits upon the termination of his employment with us, the terms of which are described below under "Potential Payments Upon Termination or Change in Control." These benefits are intended to alleviate concerns that may arise in the event of an executive's separation from service with us and enable executives to fully focus on their duties to us while employed by us.

Deductibility of Executive Compensation. Section 162(m) of the Internal Revenue Code (the "Code"), limits the ability of the Company to deduct for tax purposes compensation over $1,000,000 to our principal executive officer or any one of our three highest paid executive officers, other than our principal executive officer or principal financial officer, who are employed by us on the last day of our taxable year, unless, in general, the compensation is paid pursuant to a plan that is performance related, non-discretionary, and has been approved by our stockholders. The Compensation Committee will review and consider the deductibility of executive compensation under Section 162(m) and may authorize certain payments that will be in excess of the $1,000,000 limitation. The Compensation Committee believes that it needs to balance the benefits of designing awards that are tax-deductible with the need to design awards that attract, retain, and reward executives responsible for the success of the Company.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the foregoing "Compensation Discussion and Analysis" with management. Based on this review and discussion, the Compensation Committee has recommended to the Board of Directors that the "Compensation Discussion and Analysis" be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and this Proxy Statement for filing with the Securities and Exchange Commission.

Members of the Compensation Committee:

Jared L. Johnson (Chairman)
Alvaro G. de Molina
Richard A. Godley
David Perez

This report shall not be deemed to be incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, and shall not otherwise be deemed filed under such acts.

2012 Summary Compensation Table

The following table sets forth the cash and other compensation that we paid to our named executive officers or that was otherwise earned by our named executive officers for their services in all capacities during the fiscal years ended December 31, 2012, December 31, 2011, and December 31, 2010.

Name and Principal Position	Year	Salary ($)	Bonus ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Thomas F. Fortin,	2012	350,000	—	1,133,325	122,207	23,800[3]	1,629,332
Chief Executive Officer	2011	350,000	24,996	—	191,829	23,600[4]	590,425
	2010	350,000	12,000	—	223,020	15,847[5]	600,867
Robert D. Barry,	2012	225,000	—	226,665	99,261	27,715[3]	578,641
Former Executive Vice President and	2011	225,000	20,290	—	155,716	23,600[4]	424,606
Chief Financial Officer	2010	225,000	3,400	—	181,035	17,894[5]	427,329
C. Glynn Quattlebaum,	2012	435,750	—	226,665	109,246	29,800[3]	801,461
President and Chief Operating Officer	2011	435,750	22,367	—	171,651	29,600[4]	659,368
	2010	435,750	—	—	199,539	26,659[5]	661,984
A. Michelle Masters,	2012	112,300	—	226,665	15,104	10,110[3]	364,179
Senior Vice President, Strategic	2011	107,300	3,247	—	24,919	7,542[4]	143,008
Development and Assistant Secretary	2010	102,300	—	—	27,621	4,118[5]	134,039

(1) Represents discretionary bonuses awarded in 2010 and 2011. See "Compensation Discussion and Analysis – Elements of Compensation – Discretionary Cash Bonuses."

(2) Amounts shown are the aggregate grant date fair value of awards computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. For a discussion of the assumptions made in such valuation, see note 16 to our audited financial statements for the fiscal year ended December 31, 2012, included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, accompanying this Proxy Statement. Each of these options vests in five equal annual installments beginning on the first anniversary of the grant date of March 27, 2012.

(3) Represents aggregate automobile allowance payments of $13,800 to each of Messrs. Fortin and Barry, and $19,800 to Mr. Quattlebaum; a 401(k) plan matching contribution of $10,000, $10,000, $10,000, and $5,791 to Mr. Fortin, Mr. Barry, Mr. Quattlebaum, and Ms. Masters, respectively; payment by the Company of attorneys' fees in the amount of $3,915 on behalf of Mr. Barry in connection with the review of Mr. Barry's separation agreement and release; and a cash payment of $4,319 to Ms. Masters in lieu of accrued and unused vacation time as provided by company policy.

(4) Represents aggregate automobile allowance payments of $13,800 to each of Messrs. Fortin and Barry, and $19,800 to Mr. Quattlebaum, a 401(k) plan matching contribution of $9,800, $9,800, $9,800, and $5,479 to Mr. Fortin, Mr. Barry, Mr. Quattlebaum, and Ms. Masters, respectively, and a cash payment of $2,063 to Ms. Masters in lieu of accrued and unused vacation time as provided by company policy.

(5) Represents aggregate automobile allowance payments of $13,800 to each of Messrs. Fortin and Barry, and $19,800 to Mr. Quattlebaum, a 401(k) plan matching contribution of $2,047 (of which $178 was an excess contribution and was refunded by the 401(k) plan administrator to the executive), $4,094 (of which $2,441 was an excess contribution and was refunded by the 401(k) plan administrator to the executive), $6,895 (of which $5,508 was an excess contribution and was refunded by the 401(k) plan administrator to the executive), and $2,224 (of which $378 was an excess contribution and was refunded by the 401(k) plan administrator to the executive) to Mr. Fortin, Mr. Barry, Mr. Quattlebaum, and Ms. Masters, respectively, and a cash payment of $1,894 to Ms. Masters in lieu of accrued and unused vacation time as provided by company policy.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information concerning equity awards that were outstanding as of December 31, 2012, for each of our named executive officers.

Name	Option Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Thomas F. Fortin, Chief Executive Officer	196,563	—	5.4623	3/21/17
	—	125,000(1)	15.00	3/27/22
Robert D. Barry, Former Executive Vice President and Chief Financial Officer	73,711	—	5.4623	3/21/17(2)
	24,504	—	5.4623	3/21/17(2)
	—	25,000(2)	15.00	3/27/22(2)
C. Glynn Quattlebaum, President and Chief Operating Officer	294,844	—	5.4623	3/21/17
	—	25,000(1)	15.00	3/27/22
A. Michelle Masters, Senior Vice President, Strategic Development and Assistant Secretary	—	25,000(1)	15.00	3/27/22

(1) These options vest in five equal annual installments beginning on the first anniversary of the grant date of March 27, 2012.

(2) In connection with Mr. Barry's retirement on January 18, 2013, and his execution of a separation agreement and release, the Company agreed to (i) extend Mr. Barry's post-termination exercise period for each of his options until two years following the effective date of his retirement, or January 18, 2015, and (ii) accelerate the vesting of 50% of the shares (that is, 12,500 of the 25,000 shares) subject to the nonqualified stock option granted to Mr. Barry on March 27, 2012 (the "2012 Option"), so that the 2012 Option was vested with respect to such shares (12,500 shares) as of the effective date of Mr. Barry's retirement on January 18, 2013.

Equity Compensation Plan Information

The following table gives information about the common stock that may be issued upon the exercise of options, warrants, and rights under all of our existing equity compensation plans as of December 31, 2012.

Plan Category	(a) Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights ($)	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity Compensation Plans Approved by Security Holders	589,622(1)	5.4623	447,790(1)
	310,000(2)	15.00	640,000(2)
Equity Compensation Plans Not Approved by Security Holders	—	—	—
Total:	899,622	8.75	1,087,790

(1) Regional Management Corp. 2007 Management Incentive Plan, as amended. Upon completion of our initial public offering in March 2012, we no longer intend to grant awards under the Regional Management Corp. 2007 Management Incentive Plan.

(2) Regional Management Corp. 2011 Stock Incentive Plan, as amended. At March 8, 2013, 552,500 shares remain available for issuance under the Regional Management Corp. 2011 Stock Incentive Plan, which allows for grants of incentive stock options, non-qualified stock options, stock appreciation rights, unrestricted shares, restricted shares, restricted stock units, and awards that are valued in whole or in part by reference to, or otherwise based on the fair market value of shares, including performance-based awards.

Director Compensation

The following table provides information regarding the compensation paid to each of our non-employee directors for the fiscal year ended December 31, 2012.

Name	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(2)	All Other Compensation ($)	Total ($)
David Perez	26,250	90,666	—	116,916
Roel C. Campos	33,750	90,666	—	124,416
Richard T. Dell'Aquila	26,250	90,666	—	116,916
Richard A. Godley	26,250	90,666	200,000(3)	316,916
Jared L. Johnson	33,750	90,666	—	124,416
Alvaro G. de Molina	33,750	90,666	—	124,416
Carlos Palomares	26,250	90,666	—	116,916
Erik A. Scott	33,750	90,666	—	124,416

(1) Following the closing of our initial public offering in April 2012, the Company paid each non-employee director prorated retainer and committee fees equal to three-quarters of the annual retainer and committee fees described below.

(2) Amounts shown are the aggregate grant date fair value of awards computed in accordance with FASB ASC Topic 718, excluding the effect of estimated forfeitures. For a discussion of the assumptions made in such valuation, see note 16 to our audited financial statements for the fiscal year ended December 31, 2012, included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, accompanying this Proxy Statement. As of December 31, 2012, each non-employee director holds options to purchase 10,000 shares of our common stock.

(3) Mr. Godley received consulting fees pursuant to a consulting agreement as described under "Certain Relationships and Related Person Transactions" below. Pursuant to this consulting agreement, we paid Mr. Godley a monthly fee equal to $12,500, and we paid or reimbursed him for all reasonable out-of-pocket expenses directly related to the performance of his duties and responsibilities to us under the agreement. Upon the closing of our initial public offering in April 2012, the agreement was terminated pursuant to its terms and following our payment to Mr. Godley of a one-time termination fee of $150,000.

Our employees who serve as directors receive no separate compensation for service on the Board or on committees of the Board. Mr. Godley, however, received consulting fees pursuant to a consulting agreement as described under "Certain Relationships and Related Person Transactions" below.

Each non-employee director receives an annual retainer of $25,000, plus $10,000 for each committee on which each such director serves. In addition, upon joining the Board, each non-employee director receives options to purchase 10,000 shares of our common stock with an exercise price equal to the fair market value on the date of grant, with such options vesting in five equal annual installments beginning on the first anniversary of the grant date, subject to the director's continued service on our Board. We expect to grant each non-employee director additional stock options of comparable value and terms annually. In addition, each director is reimbursed for reasonable out-of-pocket expenses incurred in connection with his service on our Board.

Employment Agreements

Employment Agreements with Mr. Fortin

We entered into an employment agreement with Mr. Fortin dated February 29, 2008 (as amended, the "2008 Fortin Agreement"), pursuant to which Mr. Fortin has served as our Chief Executive Officer. The employment term under the 2008 Fortin Agreement was a five-year term that began on February 29, 2008, and ended on February 28, 2013. On March 18, 2013, we entered into a new employment agreement with Mr. Fortin (the "2013 Fortin Agreement"), pursuant to which Mr. Fortin will continue to serve as our Chief Executive Officer. The 2013 Fortin Agreement provides for a three-year term that began on March 1, 2013, and will end on March 18, 2016.

Proxy Statement

2008 Fortin Agreement

Under the 2008 Fortin Agreement, Mr. Fortin was entitled to receive an annual base salary of $350,000, which was subject to increases as determined by our Board or Compensation Committee from time to time. With respect to each calendar year during the employment term, Mr. Fortin was also eligible to earn an annual bonus award under the applicable bonus plan based upon the achievement of performance targets established by our Board or Compensation Committee. Pursuant to the 2008 Fortin Agreement, Mr. Fortin also received a grant of 196,563 time-vesting stock options, subject to the terms of our 2007 Stock Plan.

If Mr. Fortin's employment was terminated under the 2008 Fortin Agreement by us without "cause" or by Mr. Fortin as a result of "involuntary termination," Mr. Fortin was entitled to receive (1) accrued but unpaid salary, bonus, and expense reimbursements through his termination date; (2) continued payment of his annual base salary until six months after his termination date, reduced by the amount of income received by Mr. Fortin from other employment during that period; (3) payment of the COBRA premium applicable to Mr. Fortin for comparable coverage under our group medical plan for so long as he is entitled to continued payment of his base salary and is not entitled to obtain insurance from a subsequent employer; and (4) an amount equal to the annual cash bonus award, if any, that Mr. Fortin would have been entitled to receive pursuant to the terms of the 2008 Fortin Agreement in respect of such year had his employment not terminated, prorated for the portion of such year Mr. Fortin was employed during such year.

If Mr. Fortin's employment terminated due to his death or "disability" (as defined in the 2008 Fortin Agreement), Mr. Fortin would have been entitled to receive accrued but unpaid salary, bonus, and expense reimbursement prior to his death or disability, and an amount equal to the annual cash bonus award, if any, that Mr. Fortin would have been entitled to receive pursuant to the terms of the 2008 Fortin Agreement in respect of such year had his employment not terminated, prorated for the portion of such year Mr. Fortin was employed during such year. In addition, in the event Mr. Fortin's employment was terminated due to disability, he would have been entitled to continued payment of his annual base salary until six months after his termination date, reduced by the amounts payable under any disability insurance, plan, or policy maintained by us and by the amount of any salary, wages, or other income paid to or for the benefit of Mr. Fortin from any other employment, and payment of the COBRA premiums, when due, for Mr. Fortin to obtain continuation medical insurance for such period or until he obtains health insurance from a subsequent employer. Such salary would have been paid as and at such times as Mr. Fortin would have received his salary had he remained our employee.

If we terminated Mr. Fortin's agreement with "cause," or if Mr. Fortin voluntarily terminated his employment not due to "involuntary termination," he would have been entitled only to accrued but unpaid salary and expense reimbursements through his termination date.

For the purpose of the 2008 Fortin Agreement, "cause" includes (1) the willful or grossly negligent material failure by Mr. Fortin to perform his duties thereunder; (2) Mr. Fortin's conviction of any felony or certain other crimes; (3) certain acts of fraud, embezzlement or misappropriation; (4) certain failures to comply with any written policy of ours that materially interferes with his ability to discharge his duties, responsibilities, or obligations under his employment agreement; (5) the knowing misstatement of our financial records; (6) the material breach by Mr. Fortin of any of the terms of his employment agreement; or (7) the failure to disclose material financial or other information to our Board.

For the purpose of the 2008 Fortin Agreement, "involuntary termination" means Mr. Fortin's termination of his employment which, in his good faith judgment, is due to a material change of Mr. Fortin's responsibilities, position, authority, duties, or in the terms or status of his employment agreement or a reduction in his base salary.

Mr. Fortin is also subject to a covenant not to disclose our confidential information during his employment term and at all times thereafter and covenants not to compete with us and not to solicit our employees or customers during his employment term and for three years following termination of his employment for any reason.

2013 Fortin Agreement

Pursuant to the 2013 Fortin Agreement, Mr. Fortin will receive an annual base salary of $420,000, which is subject to increases as may be determined by the Board or Compensation Committee from time to time. For each calendar year during the employment term, Mr. Fortin is also eligible to earn an annual bonus award under the Annual Incentive Plan based upon the achievement of performance targets established by the Compensation Committee, with a target bonus equal to 64.9% of his base salary. Mr. Fortin is eligible to receive equity awards under the 2011 Stock Plan or any successor plan at the discretion of the Board or Compensation Committee. The Company will also provide Mr. Fortin with benefits generally available to its other employees, which may include pension, medical, and retirement plans, in addition to a car allowance of $1,150 per month.

If Mr. Fortin's employment is terminated by the Company without "cause" or by Mr. Fortin as a result of "involuntary termination," Mr. Fortin will be entitled to receive: (1) accrued but unpaid salary through his termination date; (2) continued payment of his annual base salary for a period of 12 months following his termination date; (3) the pro-rata portion of any bonus for the year in which termination occurs, to the extent earned, plus, if his termination occurs after year end but before the bonus for the preceding year is paid, the bonus for the preceding year; (4) reimbursement of COBRA premiums for continuation coverage under the Company's group medical plan for 12 months following his termination date, so long as he is not entitled to obtain insurance from a subsequent employer; and (5) reimbursement of expenses incurred prior to termination.

If Mr. Fortin's employment terminates due to his death or "disability" (as defined the 2013 Fortin Agreement), Mr. Fortin will be entitled to receive: (1) accrued but unpaid salary prior to his death or disability; (2) reimbursement of expenses incurred prior to his death or disability; and (3) the pro-rata portion of any bonus for the year in which his death or termination due to disability occurs, to the extent earned, plus, if his death or termination due to disability occurs after year end but before the bonus for the preceding year is paid, the bonus for the preceding year. In addition, in the event Mr. Fortin's employment is terminated due to disability, he is entitled to continued payment of his annual base salary until 12 months after his termination date, reduced by the amounts payable under any disability insurance, plan, or policy maintained by the Company.

If the Company terminates Mr. Fortin's agreement with "cause" or if Mr. Fortin voluntarily terminates his employment, he is entitled only to accrued but unpaid salary and expense reimbursements through his termination date. In the case of voluntarily termination of employment, if termination occurs after year end but before the bonus for the preceding year is paid, Mr. Fortin is also entitled to payment of the bonus for the preceding year.

For purposes of the 2013 Fortin Agreement, "cause" includes (1) the willful or grossly negligent material failure to perform duties; (2) conviction of any felony or certain other crimes; (3) certain acts of fraud, embezzlement, or misappropriation; (4) certain failures to comply with any Company written policy or certain other actions that materially interfere with Mr. Fortin's ability to discharge his duties, responsibilities, or obligations; (5) the knowing misstatement of Company financial records; (6) the material breach by Mr. Fortin of any of the terms of the 2013 Fortin Agreement; (7) habitual drunkenness or substance abuse; (8) the failure to disclose material financial or other information to the Company's Board; or (9) engagement in conduct that results in Mr. Fortin's obligation to reimburse the Company for certain amount of bonus or other compensation under the Sarbanes-Oxley Act of 2002 or the Dodd-Frank Wall Street Reform and Consumer Protection Act.

For purposes of the 2013 Fortin Agreement, "involuntary termination" means termination of Mr. Fortin's employment which, in Mr. Fortin's good faith judgment, is due to a material change of his responsibilities, position, authority, duties, or in the terms or status of the 2013 Fortin Agreement or a reduction in Mr. Fortin's compensation package, in each case without Mr. Fortin's written consent.

Mr. Fortin is also subject to a covenant not to disclose the Company's confidential information during his employment term and at all times thereafter, a covenant not to compete during his employment and for a period of two years following his termination of employment, a covenant not to solicit competitive consumer finance loans through "loan sources" (as defined in the 2013 Fortin Agreement) during his employment and for a period of two years following his termination of employment, a covenant not to solicit Company employees during his employment and for a period of two years following his termination of employment, and a non-disparagement covenant effective during the employment term and at all times thereafter. Mr. Fortin's non-compete is limited to an area within twenty-five miles of any Company office.

Employment Agreement with Mr. Quattlebaum

We have entered into an employment agreement with Mr. Quattlebaum dated March 21, 2007, as amended, pursuant to which Mr. Quattlebaum serves as our President and Chief Operating Officer. The employment term is a five-year term that began on March 21, 2007, and was extended to March 21, 2017, as of March 8, 2012.

Mr. Quattlebaum is currently entitled to receive an annual base salary of $465,750, which is subject to increases as may be determined by our Board from time to time. With respect to each calendar year during the employment term, Mr. Quattlebaum is also eligible to earn an annual bonus award under the applicable bonus plan based upon the achievement of performance targets established by our Board. Pursuant to the employment agreement, Mr. Quattlebaum also received a grant of 294,844 time-vesting stock options, subject to the terms of our 2007 Stock Plan.

If Mr. Quattlebaum's employment is terminated by us without "cause" or by Mr. Quattlebaum as a result of "involuntary termination" (as such terms are defined in the employment agreement), Mr. Quattlebaum will be entitled to receive (1) accrued but unpaid salary, bonus, and expense reimbursement through his termination date; (2) continued payment of his annual base salary until twelve months after his termination date; (3) payment of the COBRA premium applicable to Mr. Quattlebaum for comparable coverage under our group medical plan for so long as he is entitled to continued payment of his base salary and is not entitled to obtain insurance from a subsequent employer; and (4) an amount equal to the annual cash bonus award, if any, that Mr. Quattlebaum would have been entitled to receive pursuant to the terms of his employment agreement in respect of such year had his employment not terminated, prorated for the portion of such year Mr. Quattlebaum was employed during such year. Such salary and bonus would be paid as and at such times as Mr. Quattlebaum would have received his salary and bonus had he remained our employee.

If we terminate Mr. Quattlebaum's agreement with "cause," or if Mr. Quattlebaum voluntarily terminates his employment for a reason other than due to "involuntary termination," he is entitled only to accrued but unpaid salary and expense reimbursements through his termination date.

If Mr. Quattlebaum's employment terminates due to his death or "disability" (as defined in his employment agreement), Mr. Quattlebaum will be entitled to receive accrued but unpaid salary, bonus, and expense reimbursement prior to his death or disability, and an amount equal to the annual cash bonus award, if any, that Mr. Quattlebaum would have been entitled to receive pursuant to the terms of his employment agreement in respect of such year had his employment not terminated, prorated for the portion of such year Mr. Quattlebaum was employed during such year. Such salary and expense reimbursement is payable within 45 days of his death or disability, and such bonus would be paid as and at such times as Mr. Quattlebaum would have received his bonus had he remained our employee. In addition, in the event Mr. Quattlebaum's employment is terminated due to disability, he is entitled to continued payment of his annual base salary until twelve months after his termination date, reduced by the amounts payable under any disability insurance, plan, or policy maintained by us, and payment of the COBRA premiums, when due, for Mr. Quattlebaum to obtain continuation medical insurance for such period or until he obtains health insurance from a subsequent employer. Such salary would be paid as and at such times as Mr. Quattlebaum would have received his salary had he remained our employee.

For the purpose of the employment agreement with Mr. Quattlebaum, "cause" includes (1) the willful or grossly negligent material failure by Mr. Quattlebaum to perform his duties thereunder; (2) Mr. Quattlebaum's conviction of any felony or certain other crimes; (3) certain acts of fraud, embezzlement or misappropriation; (4) certain failures to comply with any written policy of ours that materially interferes with his ability to discharge his duties, responsibilities, or obligations under his employment agreement; (5) the knowing misstatement of our financial records; (6) the material breach by Mr. Quattlebaum of any of the terms of his employment agreement; or (7) the failure to disclose material financial or other information to our Board.

For the purpose of the employment agreement with Mr. Quattlebaum, "involuntary termination" means Mr. Quattlebaum's termination of his employment which, in his good faith judgment, is due to a material change of Mr. Quattlebaum's responsibilities, position, authority, duties, or in the terms or status of his employment agreement, a reduction in his base salary, or a forced relocation outside the Greenville, SC metropolitan area.

Mr. Quattlebaum is also subject to a covenant not to disclose our confidential information during his employment term and at all times thereafter and covenants not to solicit our employees or customers during his employment term and for three years following termination of his employment for any reason.

Employment Letter Agreement with Mr. Barry

We entered into a letter agreement with Mr. Barry as of July 1, 2008, as amended, pursuant to which Mr. Barry served as our Executive Vice President and Chief Financial Officer until January 2013.

Prior to his retirement, which became effective in January 2013, Mr. Barry was entitled to receive an annual base salary of $225,000, subject to annual review. With respect to each calendar year during the employment term, the letter agreement provides that Mr. Barry is also eligible to earn an annual bonus award under the applicable bonus plan based upon the achievement of our performance targets for Mr. Barry established by our Board. The letter agreement also provides for the grant of stock options to Mr. Barry under our 2007 Stock Plan to increase his option holdings to 1.00% of Regional's outstanding and reserved shares, which options were granted in 2008. Had we terminated Mr. Barry's employment without cause, he would have been entitled to receive six months of his prevailing base salary as severance.

As previously announced, on September 11, 2012, Mr. Barry advised our Board of his intent to retire as Executive Vice President and Chief Financial Officer of the Company. On October 22, 2012, the Company and Mr. Barry entered into a letter agreement (the "Agreement and Release") pursuant to which Mr. Barry agreed, following the effectiveness of his retirement, to fully release any claim which he may have against the Company and to abide by certain restrictive covenants, including a covenant not to compete with the Company for a period of 18 months. The Agreement and Release became effective on October 30, 2012, upon the expiration of a seven-day revocation period during which Mr. Barry had the right to revoke his acceptance of the Agreement and Release.

In consideration of Mr. Barry's agreement to the restrictive covenant and release provisions of the Agreement and Release, the Company agreed to (1) pay Mr. Barry severance in the amount of six months of his current annual base salary of $225,000; (2) pay Mr. Barry an automobile allowance of $1,150 per month for six months; (3) pay Mr. Barry his earned performance-based annual cash award for 2012 and a pro-rata bonus for

2013 computed by multiplying the base compensation actually earned by Mr. Barry in 2013 by 82%; (4) pay Mr. Barry his accrued and unused vacation and personal leave days; (5) pay Mr. Barry's COBRA premiums for six months; (6) waive the vesting requirements for 50% of the shares subject to the option award granted to Mr. Barry on March 27, 2012, and extend the exercise period associated with Mr. Barry's stock options through two years following the effectiveness of Mr. Barry's retirement; and (7) pay Mr. Barry's reasonable costs of relocation and attorney fees in connection with the review of the Agreement and Release. Mr. Barry's retirement became effective on January 18, 2013.

Employment Letter Agreement with Mr. Thomas

Effective January 2, 2013, Mr. Thomas was appointed as our Executive Vice President and Chief Financial Officer. We entered into a letter agreement with Mr. Thomas, effective as of December 12, 2012.

Mr. Thomas is currently entitled to receive an annual base salary of $300,000, subject to annual review. With respect to each calendar year during the employment term, the letter agreement provides that Mr. Thomas is also eligible for a performance-based annual cash award pursuant to our annual incentive program, with a target bonus equal to 50% of his base salary, based upon the achievement of our performance targets for Mr. Thomas, as established by our Compensation Committee.

Mr. Thomas was paid a sign-on bonus of $75,000 in one lump sum within three days of the commencement of his employment, and we granted Mr. Thomas a stock option award (the "Initial Equity Grant") for the purchase of 100,000 shares of our common stock, with the grant occurring on January 2, 2013, the date that Mr. Thomas began his employment. The exercise price of the Initial Equity Grant is $16.73, which is equal to the closing price of our common stock on the grant date. In addition, in each year of his employment we will grant Mr. Thomas a stock option award (each, an "Annual Equity Grant") for the purchase of 26,500 shares of our common stock. The Initial Equity Grant is, and each Annual Equity Grant will be, subject to the terms and conditions described in a Nonqualified Stock Option Agreement and will vest in five tranches, one-fifth on each of the anniversaries of the grant dates, as long as Mr. Thomas has been continuously employed by us through the dates of vesting.

We will also provide Mr. Thomas with health insurance, short- and long-term disability insurance, life insurance, access to our 401(k) plan, reimbursement of relocation expenses not to exceed $10,000, and a car allowance of $1,150 per month. Mr. Thomas's employment is at-will.

Employment Letter Agreement with Mr. Fisher

Effective January 14, 2013, Mr. Fisher was appointed as our Vice President, General Counsel, and Secretary. We entered into a letter agreement with Mr. Fisher, effective as of December 12, 2012.

Mr. Fisher is currently entitled to receive an annual base salary of $140,000, subject to annual review. With respect to each calendar year during the employment term, the letter agreement provides that Mr. Fisher is also eligible for a performance-based annual cash award pursuant to our annual incentive program, with a target bonus equal to 25% of his base salary, based upon the achievement of our performance targets for Mr. Fisher, as established by our Compensation Committee. We will also provide Mr. Fisher with health insurance, short- and long-term disability insurance, life insurance, and access to our 401(k) plan. Mr. Fisher's employment is at-will.

2007 Management Incentive Plan

General. We adopted our 2007 Management Incentive Plan (the "2007 Stock Plan") effective as of March 21, 2007. The 2007 Stock Plan permits the grant of non-qualified stock options and incentive stock options to our and our subsidiaries' key employees, executive officers, non-employee directors, consultants, or other independent advisors. We will not grant any further awards under the 2007 Stock Plan.

Administration. The 2007 Stock Plan is administered by the Board and the Compensation Committee. The Compensation Committee has the full authority and discretion to administer the 2007 Stock Plan and to take any action that is necessary or advisable in connection with the administration of the 2007 Stock Plan, including, without limitation, the authority and discretion to interpret and construe any provision of the 2007 Stock Plan, or any agreement, notification, or document entered into or delivered pursuant to the 2007 Stock Plan, and to determine whether a participant's termination of employment resulted from voluntary resignation for good reason, discharge for cause, or any other reason. The interpretation and construction by the Compensation Committee of any such provision and any determination by the Compensation Committee pursuant to any provision of the 2007 Stock Plan, or any agreement, notification, or document entered into or delivered pursuant to the 2007 Stock Plan, will be final and conclusive.

Terms of Stock Options. Options granted under the 2007 Stock Plan are vested and exercisable at such times and upon such terms and conditions as may be determined by the Compensation Committee, but in no event will an option be exercisable more than ten years after it is granted. Under the 2007 Stock Plan, the exercise price per share for any option awarded is determined by the Compensation Committee, but may not be less than 100% of the fair market value of a share on the day the option is granted.

All stock options granted by our Board under the 2007 Stock Plan have been granted at or above the fair market value of our common stock at the grant date based upon the most recent valuation of our common stock. We have no program, plan, or practice pertaining to the timing of stock option grants to executive officers, coinciding with the release of material non-public information.

An option may be exercised by paying the exercise price in cash or its equivalent, shares, to the extent authorized by the Compensation Committee, by permitting us to withhold a number of shares otherwise issuable having an aggregate value equal to the aggregate exercise price in respect of the option, or any combination of the foregoing.

As of December 31, 2012, options to purchase 589,622 shares of our common stock were outstanding under the 2007 Stock Plan. Each of Messrs. Fortin, Barry, and Quattlebaum currently holds options which have a strike price of $5.4623 per share and are fully vested. Our Board has not granted any equity awards under the 2007 Stock Plan since 2008.

Adjustments Upon Certain Events. The Compensation Committee will make or provide for adjustment in the number of shares subject to the 2007 Stock Plan, the number of shares subject to an option granted under the 2007 Stock Plan, the option price applicable to any such options, in each case as the Compensation Committee in its sole discretion may determine is equitably required to maintain the intent of the 2007 Stock Plan or to prevent dilution or enlargement of the rights of participants that would otherwise result from (1) any stock dividend, stock split, combination of shares, recapitalization, or other change in the capital structure of the Company; (2) any merger, consolidation, spin-off, split-off, spin-out, split-up, reorganization, partial or complete liquidation or other distribution of assets, or issuance of rights or warrants to purchase securities; or (3) any other corporate transaction or event having an effect similar to any of the foregoing. In addition, in the event of any such transaction or event, the Compensation Committee, in its sole discretion, may provide in substitution for any or all outstanding options under the 2007 Stock Plan, such alternative consideration as it, in good faith, may determine to be equitable in the circumstances and may require in connection with such substitution the surrender of all stock options so replaced.

Amendment and Termination. The Compensation Committee may amend or terminate the 2007 Stock Plan at any time, provided that the 2007 Stock Plan may not be amended without further approval of our stockholders if such amendment would result in the plan no longer satisfying any applicable listing requirements. In addition, neither the Compensation Committee nor the Board may reduce the exercise price of an option, or replace an underwater option with a new option having a lower exercise price, without approval of each class of stockholders of the Company, in each case other than amendments made pursuant to the Compensation Committee's authority to adjust awards upon certain events (described under "Adjustments Upon Certain Events" above).

2011 Stock Incentive Plan

Purpose. Our Board has adopted, and our stockholders have approved, the 2011 Stock Incentive Plan (the "2011 Stock Plan"). The purpose of the 2011 Stock Plan is to aid us and our affiliates in recruiting and retaining key employees, directors, and other service providers of outstanding ability and to motivate those employees, directors, consultants, and other service providers to exert their best efforts on our behalf and on behalf of our affiliates by providing incentives through the granting of stock options, stock appreciation rights ("SARs"), other stock-based awards, and other performance-based awards.

Shares Subject to the 2011 Stock Plan. The 2011 Stock Plan provides that the total number of shares of common stock that may be issued under the 2011 Stock Plan is 950,000, and the maximum number of shares for which incentive stock options may be granted to any participant in one fiscal year is 475,000. Shares of our common stock covered by awards that terminate or lapse without the payment of consideration may be granted again under the 2011 Stock Plan. Awards may be made under the 2011 Stock Plan in substitution for outstanding awards previously granted by a company that is acquired by us, but the shares subject to such substituted awards will not be counted against the aggregate number of shares otherwise available for awards under the 2011 Stock Plan.

Administration. The 2011 Stock Plan is administered by the Compensation Committee. The Compensation Committee is authorized to interpret the 2011 Stock Plan; to establish, amend, and rescind any rules and regulations relating to the 2011 Stock Plan; and to make any other determinations that it deems necessary or desirable for the administration of the 2011 Stock Plan, and the Compensation Committee may further delegate such authority. The Compensation Committee may correct any defect or supply any omission or reconcile any inconsistency in the 2011 Stock Plan in the manner and to the extent the Compensation Committee deems necessary or desirable. The Compensation Committee will have the full power and authority to establish the terms and conditions of any award consistent with the provisions of the 2011 Stock Plan and to waive any such terms and conditions at any time (including, without limitation, accelerating or waiving any vesting conditions). Determinations made by the Compensation Committee need not be uniform and may be made selectively among participants in the 2011 Stock Plan.

Limitations. No award may be granted under the 2011 Stock Plan after the tenth anniversary of the effective date (as defined therein), but awards theretofore granted may extend beyond that date.

Options. The Compensation Committee may grant non-qualified stock options and incentive stock options, which are subject to the terms and conditions as set forth in the 2011 Stock Plan, the related award agreement, and any other terms, not inconsistent therewith, as determined by the Compensation Committee; provided that all stock options granted under the 2011 Stock Plan are required to have a per share exercise price that is not less than 100% of the fair market value of our common stock underlying such stock options on the date an option is granted (other than in the case of options granted in substitution of previously granted awards), and all stock options that are intended to qualify as incentive stock options will be subject to the terms and conditions that comply with the rules as may be prescribed by Section 422 of the Code. The maximum term for stock options granted under the 2011 Stock Plan will be 10 years from the initial date of grant. The purchase price for the shares as to which a stock option is exercised will be paid to us, to the extent permitted by law (1) in cash or its equivalent at the time the stock option is exercised; (2) in shares having a fair market value equal to the aggregate exercise price for the shares being purchased and satisfying any requirements that may be imposed by the Compensation Committee, so long as the shares will have been held for such period established by the Compensation Committee in order to avoid adverse accounting treatment; (3) partly in cash and partly in shares; (4) if there is a public market for the shares at such time, through the delivery of irrevocable instructions to a broker to sell the shares being obtained upon the exercise of the stock option and to deliver to us an amount out of the proceeds of such sale equal to the aggregate exercise price for the shares being purchased; or (5) allow for payment through a "net settlement" feature. The "repricing" of stock options is prohibited without prior approval of our stockholders.

Stock Appreciation Rights. The Compensation Committee may grant stock appreciation rights, or SARs, independent of or in connection with a stock option. The exercise price per share of a SAR will be an amount determined by the Compensation Committee but in no event will such amount be less than 100% of the fair market value of a share on the date the SAR is granted (other than in the case of SARs granted in substitution of previously granted awards). Generally, each SAR will entitle the participant upon exercise to an amount equal to the product of (1) the excess of (A) the fair market value on the exercise date of one share of common stock, over (B) the exercise price per share, times (2) the numbers of shares of common stock covered by the SAR. As discussed above with respect to options, the "repricing" of SARs is prohibited under the 2011 Stock Plan without prior approval of our stockholders.

Other Stock-Based Awards (Including Performance-Based Awards). In addition to stock options and SARs, the Compensation Committee may grant or sell awards of shares, restricted shares, restricted stock units, and awards that are valued in whole or in part by reference to, or otherwise based on, the fair market value of shares, including performance-based awards. The Compensation Committee, in its sole discretion, may grant awards which are denominated in shares or cash (such awards, "Performance-Based Awards"), which awards may, but are not required to, be granted in a manner which is intended to be deductible by us under Section 162(m) of the Code. Such Performance-Based Awards will be in such form, and dependent on such conditions, as the Compensation Committee will determine, including, without limitation, the right to receive, or vest with respect to, one or more shares or the cash value of the award upon the completion of a specified period of service, the occurrence of an event, and/or the attainment of performance objectives. The maximum amount of a Performance-Based Award that may be earned during each fiscal year during a performance period by any participant will be: (1) with respect to Performance-Based Awards that are denominated in shares, 475,000 shares, and (2) with respect to Performance-Based Awards that are denominated in cash, $2,500,000. The amount of the Performance-Based Award actually paid to a participant may be less than the amount determined by the applicable performance goal formula, at the discretion of the Compensation Committee.

Effect of Certain Events on 2011 Stock Plan and Awards. In the event of any stock dividend or split, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other corporate exchange, any equity restructuring (as defined under FASB Accounting Standard Codification 718), or any distribution to stockholders of common stock other than regular cash dividends or any similar event, the Compensation Committee in its sole discretion and without liability to any person will make such substitution or adjustment, if any, as it deems to be reasonably necessary to address, on an equitable basis, the effect of such event, as to (1) the number or kind of common stock or other securities that may be issued as set forth in the 2011 Stock Plan or pursuant to outstanding awards; (2) the maximum number of shares for which options or SARs may be granted during a fiscal year to any participant; (3) the maximum amount of a Performance-Based Award that may be granted during a fiscal year to any participant; (4) the exercise price of any award; and/or (5) any other affected terms of such awards.

Except as otherwise provided in an award agreement or otherwise determined by the Compensation Committee, in the event of a Change in Control (as defined in the 2011 Stock Plan), with respect to any outstanding awards then held by participants which are unexercisable or otherwise unvested or subject to lapse restrictions, the Compensation Committee may, but will not be obligated to, in a manner intended to comply with the requirements of Section 409A of the Code, (1) accelerate, vest, or cause the restrictions to lapse with all or any portion of an award; (2) cancel awards for fair value (as determined in the sole discretion of the Compensation Committee), which, in the case of stock options and SARs, may equal the excess, if any, of the value of the consideration to be paid in the Change in Control transaction to holders of the same number of shares subject to such stock options or SARs over the aggregate exercise price of such stock options or SARs; (3) provide for the issuance of substitute awards; or (4) provide that the stock options will be exercisable for all shares subject thereto for a period of at least 30 days prior to the Change in Control and that upon the occurrence of the Change in Control, the stock options will terminate and be of no further force or effect. The Compensation Committee may cancel stock options and SARs for no consideration if the fair market value of the shares subject to such options or SARs is less than or equal to the aggregate exercise price of such stock options or SARs.

Forfeiture and Clawback. The Compensation Committee may in its sole discretion specify in an award or a policy that is incorporated into an award by reference that the participant's rights, payments, and benefits with respect to such award will be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions contained in such award. Such events may include, but are not limited to, termination of employment for cause, termination of the participant's provision of services to us, breach of noncompetition, confidentiality, or other restrictive covenants that may apply to the participant, or adverse restatement of our previously released financial statements as a consequence of errors, omissions, fraud, or misconduct.

Nontransferability of Awards. Unless otherwise determined by the Compensation Committee, an award will not be transferable or assignable by a participant otherwise than by will or by the laws of descent and distribution.

Amendment and Termination. The Compensation Committee may generally amend, alter, or discontinue the 2011 Stock Plan, but no amendment, alteration, or discontinuation will be made (1) without the approval of our stockholders to the extent such approval is (a) required by or (b) desirable to satisfy the requirements of any applicable law, including the listing standards of the securities exchange, which is, at the applicable time, the principal market for the shares of our common stock, or (2) without the consent of a participant, would materially adversely impair any of the rights or obligations under any award theretofore granted to the participant under the 2011 Stock Plan; provided, however, that the Compensation Committee may amend the 2011 Stock Plan in such manner as it deems necessary to permit the granting of awards meeting the requirements of the Code or other applicable laws, including, without limitation, to avoid adverse tax consequences or accounting consequences to us or any participant.

Section 409A of the Code. The 2011 Stock Plan and awards issued thereunder will be interpreted in accordance with Section 409A of the Code and Department of Treasury regulations, and no award will be granted, deferred, accelerated, paid out, or modified under the 2011 Stock Plan in a manner that would result in the imposition of an additional tax under Code Section 409A upon a participant.

Section 162(m) of the Code. In general, Section 162(m) of the Code denies a publicly held corporation a deduction for United States federal income tax purposes for compensation in excess of $1 million per year per person to its principal executive officer and the three other officers (other than the principal executive officer and principal financial officer) whose compensation is disclosed in its prospectus or proxy statement as a result of their total compensation, subject to certain exceptions. The 2011 Stock Plan is intended to satisfy an exception with respect to grants of options to covered employees. In addition, the 2011 Stock Plan is designed to permit certain awards of restricted stock, restricted stock units, cash bonus awards, and other awards to be awarded as performance compensation awards intended to qualify under the "performance-based compensation" exception to Section 162(m) of the Code. Finally, under a special Section 162(m) exception, any compensation paid pursuant to a compensation plan in existence before the effective date of our initial public offering will not be subject to the $1,000,000 limitation until the earliest of: (1) the expiration of the compensation plan; (2) a material modification of the compensation plan (as determined under Section 162(m)); (3) the issuance of all the employer stock and other compensation allocated under the compensation plan; or (4) the first meeting of stockholders at which directors are elected after the close of the third calendar year following 2012, the year in which our initial public offering occurred.

Annual Incentive Plan

Purpose. Our Board has adopted, and our stockholders have approved, the Regional Management Corp. Annual Incentive Plan (the "Annual Incentive Plan"). The Annual Incentive Plan is a bonus plan designed to attract, retain, motivate, and reward participants by providing them with the opportunity to earn competitive compensation directly linked to our performance.

Administration. The Annual Incentive Plan is administered by the Compensation Committee.

Eligibility; Awards. Awards may be granted to our officers and key employees in the sole discretion of the Compensation Committee. The Annual Incentive Plan provides for the payment of incentive bonuses in the form of cash or, at the sole discretion of the Compensation Committee, in awards under the 2011 Stock Plan. For performance-based bonuses intended to comply with the performance-based compensation exemption under Section 162(m) of the Code, by no later than the end of the first quarter of a given performance period (or such other date as may be required or permitted by Section 162(m) of the Code to the extent applicable to us and the Annual Incentive Plan), the Compensation Committee will establish such target incentive bonuses for each individual participant in the Annual Incentive Plan. However, the Compensation Committee may in its sole discretion grant such bonuses, if any, to such participants as the Compensation Committee may choose, in respect of any given performance period, that is not intended to comply with the performance-based exemption under Section 162(m) of the Code. No participant may receive a bonus under the Annual Incentive Plan, with respect of any fiscal year, in excess of $2,500,000.

Performance Goals. The Compensation Committee will establish the performance periods over which performance objectives will be measured. A performance period may be for a fiscal year or a shorter period, as determined by the Compensation Committee. No later than the last day of the first quarter of a given performance period begins (or such other date as may be required or permitted by Section 162(m) of the Code to the extent applicable to us and the Annual Incentive Plan), the Compensation Committee will establish (1) the performance objective or objectives that must be satisfied for a participant to receive a bonus for such performance period, and (2) the target incentive bonus for each participant. Performance objective(s) will be based upon one or more of the following criteria, as determined by the Compensation Committee: (i) consolidated income before or after taxes (including income before interest, taxes, depreciation, and amortization); (ii) EBITDA; (iii) adjusted EBITDA, (iv) operating income; (v) net income; (vi) adjusted cash net income; (vii) adjusted cash net income per share; (viii) net income per share; (ix) book value per share; (x) return on members' or stockholders' equity; (xi) expense management (including, without limitation, total general and administrative expense percentages); (xii) return on investment; (xiii) improvements in capital structure; (xiv) profitability of an identifiable business unit or product; (xv) maintenance or improvement of profit margins; (xvi) stock price; (xvii) market share; (xviii) revenue or sales (including, without limitation, net loans charged off and average finance receivables); (xix) costs (including, without limitation, total general and administrative expense percentages); (xx) cash flow; (xxi) working capital; (xxii) multiple of invested capital; (xxiii) total debt (including, without limitation, total debt as a multiple of EBITDA); and (xxiv) total return. The foregoing criteria may relate to us, one or more of our subsidiaries, or one or more of our divisions or units, or any combination of the foregoing, and may be applied on an absolute basis and/or be relative to one or more peer group companies or indices, or any combination thereof, all as the Compensation Committee will determine. The performance measures and objectives established by the Compensation Committee may be different for different fiscal years and different objectives may be applicable to different officers and key employees.

As soon as practicable after the applicable performance period ends, the Compensation Committee will (A) determine (i) whether and to what extent any of the performance objective(s) established for such performance period have been satisfied and certify to such determination, and (ii) for each participant employed as of the date on which bonuses under the Annual Incentive Plan are payable, unless otherwise determined by the Compensation Committee (to the extent permitted under Section 162(m) of the Code, to the extent applicable to us and the Annual Incentive Plan), the actual bonus to which such participant will be entitled, taking into consideration the extent to which the performance objective(s) have been met and such other factors as the Compensation Committee may deem appropriate and (B) cause such bonus to be paid to such participant. The Compensation Committee has absolute discretion to reduce or eliminate the amount otherwise payable to any participant under the Annual Incentive Plan and to establish rules or procedures that have the effect of limiting the amount payable to each participant to an amount that is less than the maximum amount otherwise authorized as that participant's target incentive bonus.

To the extent permitted under Section 162(m) of the Code, to the extent applicable to us and the Annual Incentive Plan, unless otherwise determined by the Compensation Committee, if a participant is hired or rehired by us after the beginning of a performance period (or such corresponding period if the performance period is not a fiscal year) for which a bonus is payable, such participant may, if determined by the Compensation Committee, receive an annual bonus equal to the bonus otherwise payable to such participant based upon our actual performance for the applicable performance period or, if determined by the Compensation Committee, based upon achieving targeted performance objectives pro-rated for the days of employment during such period or such other amount as the Compensation Committee may deem appropriate.

Forfeiture and Clawback. The Compensation Committee may in its sole discretion specify in an award or a policy that is incorporated into an award by reference that the participant's rights, payments, and benefits with respect to such award will be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions contained in such award. Such events may include, but are not limited to, termination of employment for cause, termination of the participant's provision of services to us, breach of noncompetition, confidentiality, or other restrictive covenants that may apply to the participant, or restatement of our financial statements to reflect adverse results from those previously released financial statements as a consequence of errors, omissions, fraud, or misconduct.

Change in Control. If there is a Change in Control (as defined in the 2011 Stock Plan, as described above), the Compensation Committee, as constituted immediately prior to the change in control, will determine in its sole discretion whether and to what extent the performance criteria have been met or will be deemed to have been met for the year in which the change in control occurs and for any completed performance period for which a determination under the Annual Incentive Plan has not been made.

Termination of Employment. If a participant dies or becomes disabled prior to date on which bonuses under the Annual Incentive Plan for the applicable performance period are payable, the participant may receive an annual bonus equal to the bonus otherwise payable to the participant based on actual company performance for the applicable performance period or, if determined by the Compensation Committee, based upon achieving targeted performance objectives, pro-rated for the days of employment during the performance period. Unless otherwise determined by the Compensation Committee, if a participant's employment terminates for any other reason, such participant will not receive a bonus.

Payment of Awards. Payment of any bonus amount is made to participants as soon as is practicable after the Compensation Committee certifies that one or more of the applicable performance objectives has been attained or after the Compensation Committee determines the amount of such bonus. All payments thus made will be in accordance with or exempt from the requirements of Section 409A of the Code.

Amendment and Termination of Plan. Our Board or the Compensation Committee may at any time amend, suspend, discontinue, or terminate the Annual Incentive Plan, subject to stockholder approval if such approval is necessary to continue to qualify the amounts payable under the Annual Incentive Plan under Section 162(m) of the Code if such amounts are intended to be so qualified; provided, that no such amendment, suspension, discontinuance or termination will adversely affect the rights of any participant in respect of any fiscal year that has already begun. Unless earlier terminated, the Annual Incentive Plan will expire on the day immediately prior to our first stockholder meeting at which directors are to be elected that occurs after the close of the third calendar year following 2012, the calendar year in which our initial public offering occurred.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Shareholders Agreement

In March 2007, we entered into a shareholders agreement, which was amended and restated on March 27, 2012, by that certain Amended and Restated Shareholders Agreement (the "Shareholders Agreement"), by and among the Company, Parallel, Palladium, and certain other stockholders party thereto (such stockholders referred to in this "Certain Relationships and Related Person Transactions" section as the "individual owners"). Each of Parallel and Palladium are related persons due to their greater than five percent equity ownership in the Company and the other stockholders party to the Shareholders Agreement are related persons due to their participation in the Shareholders Agreement, which qualifies them as a "group" under Section 13(d) of the Exchange Act. The Shareholders Agreement includes the following voting agreement:

- if the parties to the Shareholders Agreement hold more than 50% of our outstanding stock entitled to vote for the election of directors, then such parties will collectively have the right to designate the smallest whole number of directors that constitutes a majority of the Board;
- if the parties to the Shareholders Agreement hold 50% or less, but more than 25%, of our outstanding stock entitled to vote for the election of directors, then such parties will collectively have the right to designate the number of directors that is one fewer than the smallest whole number of directors that constitutes a majority of the Board; and
- if the parties to the Shareholders Agreement hold 25% or less of our outstanding stock entitled to vote for the election of directors, such parties will have no right to designate directors except that each of (1) Palladium, (2) Parallel, and (3) a representative of the individual owners party to the Shareholders Agreement will have the right to designate one director if such stockholder or group of stockholders holds at least 5% of the outstanding stock entitled to vote for the election of directors.

The director designation rights described in the first and second bullets above are allocated among the parties to the Shareholders Agreement as follows:

- for so long as the individual owners under the Shareholders Agreement in the aggregate continue to hold at least 5% of the outstanding stock entitled to vote for the election of directors, one director will be designated by a representative of the individual owners; and
- all of the remaining directors to be designated by the parties to the Shareholders Agreement will be divided between Parallel and Palladium in the ratio that most nearly matches the ratio of their ownership of shares of common stock of Regional; provided that, unless and until the ratio of the number shares of common stock held by Parallel to the number of shares of common stock held by Palladium is less than such ratio immediately following our initial public offering, the number of directors to be designated by Parallel will not be fewer than one fewer than the number of directors to be designated by Palladium.

The Shareholders Agreement also provides Parallel and Palladium with demand registration rights and provides incidental registration rights to the individual owners party to the Shareholders Agreement. The Shareholders Agreement further provides that, in certain circumstances, parties to the Shareholders Agreement that have designated a director who is then serving on our Board may not make a significant investment in one of our competitors unless such party has first presented the investment opportunity to us.

The Shareholders Agreement is filed as an exhibit to our Annual Report on Form 10-K, and the foregoing description is qualified by reference thereto.

Mezzanine Debt

At the beginning of fiscal 2012, we had $25.8 million aggregate principal amount of our mezzanine debt outstanding, of which $20.8 million was held by Palladium, $2.0 million was held by Richard A. Godley (a director and an individual owner under the Shareholders Agreement), $2.0 million was held by Jerry L. Shirley (an individual owner under the Shareholders Agreement), and $1.0 million was held by Brenda F. Kinlaw (an individual owner under the Shareholders Agreement). These amounts were the largest aggregate and individual principal amounts of our mezzanine debt outstanding at any one time in fiscal 2012. We amended the agreement governing the mezzanine debt on January 18, 2012, to extend the maturity. The mezzanine debt accrued interest at a rate of 15.25% per annum and was secured by a junior lien on certain of our assets, including the equity interests of substantially all of our subsidiaries and substantially all of our finance receivables. We used the proceeds of our initial public offering to repay the mezzanine debt in full, and as of December 31, 2012, no amount of mezzanine debt was outstanding. During 2012, Palladium, Mr. Godley, Mr. Shirley, and Ms. Kinlaw each received cash payments of interest totaling $819,972, $105,056, $105,056, and $52,528, respectively. The agreement governing our mezzanine debt is filed as an exhibit to our Annual Report on Form 10-K, and the foregoing description is qualified by reference thereto.

Advisory and Consulting Fees

We previously entered into an advisory agreement with each of Parallel and Palladium, pursuant to which they agreed to provide us with certain advisory and consulting services. In consideration for such services, we agreed to pay each of Parallel and Palladium an annual fee equal to $337,500 and pay or reimburse each of them for all reasonable out-of-pocket expenses directly related to the services rendered by each of them, not to exceed $50,000 in any year unless approved by our Board. This advisory agreement was terminated pursuant to its terms effective upon the closing of our initial public offering in April 2012 and upon the payment to each of Parallel and Palladium, in fiscal 2012, of a one-time termination fee of $337,500.

In March 2007, we entered into a consulting agreement with each of Mr. Godley, Ms. Kinlaw, and Mr. Shirley, each an individual owner. In addition, Mr. Godley is a director on our Board. Pursuant to these agreements, each of them agreed to provide us with certain consulting services. In consideration for such services, we agreed to pay each of them a monthly fee equal to $12,500, as well as pay or reimburse each of them for all reasonable out-of-pocket expenses directly related to the performance of his or her duties and responsibilities to us under the agreements. Under these consulting agreements, we also provided each of these individual owners with health insurance through March 2009. Each of these consulting agreements was terminated pursuant to their terms upon the closing of our initial public offering in April 2012 and upon the payment to each consultant of a one-time termination fee of $150,000.

In addition, we agreed to pay the commercially reasonable legal fees incurred by the individuals owning our common stock prior to our initial public offering in connection with the consummation of our initial public offering. Such fees totaled $38,081 in fiscal 2012.

Relationship Between Thomas F. Fortin and F. Barron Fletcher, III

Thomas F. Fortin, our chief executive officer and a director, is the brother-in-law of F. Barron Fletcher, III, the managing member of Parallel.

Statement of Policy Regarding Transactions with Related Persons

Our Board has adopted a written statement of policy regarding transactions with related persons, which we refer to as our "related person policy." Our related person policy requires that a "related person" (as defined as in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to our general counsel, or other person designated by our Board, any "related person transaction" (defined as any transaction that is anticipated and would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. The general counsel, or such other person, will then promptly communicate that information to our Board. No related person transaction will be executed without the approval or ratification of our Board or a committee of the Board. It is our policy that directors interested in a related person transaction will recuse themselves from any vote of a related person transaction in which they have an interest. Our policy does not specify the standards to be applied by directors in determining whether or not to approve or ratify a related person transaction, and we accordingly anticipate that these determinations will be made in accordance with principles of Delaware law generally applicable to directors of a Delaware corporation.

Indemnification of Directors and Officers

Our Bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, which we refer to as the DGCL. In addition, our Amended and Restated Certificate of Incorporation provides that our directors will not be liable for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL. There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers and persons who own more than ten percent of our common stock to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and our other equity securities. Our directors, executive officers, and greater than ten percent stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file. To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended December 31, 2012, all Section 16(a) filing requirements applicable to directors, executive officers, and greater than ten percent beneficial owners were complied with by such persons.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our common stock as of the close of trading on March 8, 2013, of: (i) each person known by us to beneficially own more than five percent of our common stock; (ii) each of our directors; (iii) each of our named executive officers; and (iv) all of our directors and executive officers, as a group.

Name	Shares Beneficially Owned[1] Number	Percentage
Shareholders Agreement Group[2]	7,823,050	61.1%
Palladium Equity Partners III, L.P.[3]	3,690,575	29.5%
Parallel 2005 Equity Fund, LP[4]	2,107,515	16.9%
Wellington Management Company, LLP[5]	1,075,177	8.6%
Roel C. Campos[6]	2,000	*
Richard T. Dell'Aquila[7]	—	*
Thomas F. Fortin[8]	221,563	1.7%
Richard A. Godley[9]	630,725	5.1%
Jared L. Johnson[10]	—	*
Alvaro G. de Molina[11]	12,000	*
Carlos Palomares[12]	3,000	*
David Perez[13]	—	*
Erik A. Scott[14]	—	*
Robert D. Barry[15]	110,715	*
C. Glynn Quattlebaum[16]	379,975	3.0%
A. Michelle Masters[17]	5,000	*
Donald E. Thomas	1,100	*
Brian J. Fisher	—	*
All directors, named executive officers, and current executive officers, as a group (14 persons)	1,366,078	10.4%

* Amount represents less than 1.0%

(1) Applicable percentage of ownership is based upon 12,486,727 shares of our common stock outstanding on March 8, 2013. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to shares shown as beneficially owned. Shares of common stock subject to options currently exercisable or exercisable within 60 days are deemed outstanding for computing the shares and percentage ownership of the person holding such options, but are not deemed outstanding for computing the percentage ownership of any other person or entity. Except as otherwise indicated, the persons or entities listed in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) The "Shareholders Agreement Group" is comprised of those parties to the Shareholders Agreement described under "Certain Relationships and Related Person Transactions" above. Parallel 2005 Equity Fund, LP ("Parallel"); Palladium Equity Partners III, L.P. ("Palladium"); the Richard A. Godley, Sr. Revocable Trust dated August 29, 2005; Vanessa Bailey Godley; William T. "Tyler" Godley; the Tyler Godley 2011 Irrevocable Trust dated March 28, 2011; the Pamela Denise Godley Revocable Trust dated November 3, 2011; the Haylei D. Tucker Family 2012 Irrevocable Trust dated December 17, 2012; the Tyler Godley Children 2012 Irrevocable Trust dated December 17, 2012; Jerry L. Shirley; Brenda F. Kinlaw; C. Glynn Quattlebaum; Sherri Quattlebaum; and Jesse W. Geddings are parties to the Shareholders Agreement. The information reported is based in part on a Schedule 13G filed with the SEC on February 14, 2013. The

address of Parallel is 2100 McKinney Avenue, Suite 1200, Dallas, Texas 75201. The address of Palladium is Rockefeller Center, 1270 Avenue of the Americas, Suite 2200, New York, New York 10020. The address of all other members of the Shareholders Agreement Group is c/o Regional Management Corp., 509 West Butler Road, Greenville, South Carolina 29607. The amount stated includes (i) 4,000 shares subject to options beneficially owned by Palladium (see footnote 3 below); (ii) 4,000 shares subject to options beneficially owned by Parallel (see footnote 4 below); (iii) 2,000 shares subject to options beneficially owned by Mr. Godley (see footnote 9 below); (iv) 299,844 shares subject to options beneficially owned by Mr. Quattlebaum (see footnote 16 below); and (v) 1,836 shares subject to options beneficially owned by Mr. Geddings. All such options are either currently exercisable or exercisable within 60 days of March 8, 2013, and no party beneficially owning such options will have voting or investment power until the options are exercised. Such shares are considered outstanding for the purpose of computing the percentage of outstanding stock owned by the Shareholders Agreement Group, but not for the purpose of computing the percentage ownership of any other person, except as stated elsewhere in these footnotes.

(3) Palladium Equity Partners III, L.L.C. ("Palladium General") is the general partner of Palladium Equity Partners III, L.P. ("Palladium"). Marcos A. Rodriguez is the managing member of Palladium General. The address of each of the entities listed and Mr. Rodriguez is Rockefeller Center, 1270 Avenue of the Americas, Suite 2200, New York, New York 10020. Mr. Rodriguez disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. Palladium is a party to the Shareholders Agreement described under "Certain Relationships and Related Person Transactions" above. The amount stated includes 4,000 shares subject to options either currently exercisable or exercisable within 60 days of March 8, 2013, over which Palladium will not have voting or investment power until the options are exercised. The Company granted such options to David Perez (a director of the Company and a Managing Director of Palladium) and Erik A. Scott (a director of the Company and a Managing Director of Palladium) on March 27, 2012. Pursuant to arrangements between Palladium, Mr. Perez, and Mr. Scott, Messrs. Perez and Scott are not permitted to retain stock options granted by the Company to each of Messrs. Perez and Scott, and each of Messrs. Perez and Scott is required to hold such securities for the benefit of Palladium. Such shares are considered outstanding for the purpose of computing the percentage of outstanding stock owned by Palladium, but not for the purpose of computing the percentage ownership of any other person, except as stated elsewhere in these footnotes.

(4) Parallel 2005 Equity Partners, LP is the general partner of Parallel 2005 Equity Fund, LP ("Parallel"). Parallel 2005 Equity Partners, LLC is the general partner of Parallel 2005 Equity Partners, LP. F. Barron Fletcher, III is the managing member of Parallel 2005 Equity Partners, LLC. The address of each of the entities listed and Mr. Fletcher is 2100 McKinney Avenue, Suite 1200, Dallas, Texas 75201. Mr. Fletcher disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. Parallel is a party to the Shareholders Agreement described under "Certain Relationships and Related Person Transactions" above. The amount stated includes 4,000 shares subject to options either currently exercisable or exercisable within 60 days of March 8, 2013, over which Parallel will not have voting or investment power until the options are exercised. The Company granted such options to Jared L. Johnson (a director of the Company and a Managing Director of Parallel) and Richard T. Dell'Aquila (a director of the Company and a Managing Director of Parallel) on March 27, 2012. Pursuant to arrangements between Parallel, Mr. Johnson, and Mr. Dell'Aquila, Messrs. Johnson and Dell'Aquila are not permitted to retain stock options granted by the Company to each of Messrs. Johnson and Dell'Aquila, and each of Messrs. Johnson and Dell'Aquila is required to hold such securities for the benefit of Parallel. Such shares are considered outstanding for the purpose of computing the percentage of outstanding stock owned by Parallel, but not for the purpose of computing the percentage ownership of any other person, except as stated elsewhere in these footnotes.

(5) The information reported is based on a Schedule 13G filed with the SEC on February 14, 2013, reporting shared power of Wellington Management Company, LLP ("Wellington") to vote or direct the vote of 631,277 shares and sole power to dispose or direct the disposition of 1,075,177 shares. The business address of Wellington is 280 Congress Street, Boston, MA 02210.

(6) The amount stated consists of 2,000 shares subject to options either currently exercisable or exercisable within 60 days of March 8, 2013, over which Mr. Campos will not have voting or investment power until the options are exercised. The shares described in this footnote are considered outstanding for the purpose of

computing the percentage of outstanding stock owned by Mr. Campos and by directors and executive officers as a group, but not for the purpose of computing the percentage ownership of any other person.

(7) Mr. Dell'Aquila is a Managing Director of Parallel. See footnote 4 above regarding the beneficial ownership of certain options granted to Mr. Dell'Aquila on March 27, 2012.

(8) The amount stated consists of 221,563 shares subject to options either currently exercisable or exercisable within 60 days of March 8, 2013, over which Mr. Fortin will not have voting or investment power until the options are exercised. The shares described in this footnote are considered outstanding for the purpose of computing the percentage of outstanding stock owned by Mr. Fortin and by directors and executive officers as a group, but not for the purpose of computing the percentage ownership of any other person.

(9) Mr. Godley is a director of the Company and is a party to the Shareholders Agreement described under "Certain Relationships and Related Person Transactions" above. The address for Mr. Godley is c/o Regional Management Corp., 509 West Butler Road, Greenville, South Carolina 29607. Mr. Godley holds no shares directly. The shares stated are owned by (i) the Richard A. Godley, Sr. Revocable Trust dated August 29, 2005, of which Mr. Godley is trustee (327,220 shares); (ii) the Pamela Denise Godley Revocable Trust dated November 3, 2011, of which Pamela Denise Godley is trustee (Mrs. Godley is Mr. Godley's wife) (61,505 shares); (iii) the Haylei D. Tucker Family 2012 Irrevocable Trust dated December 17, 2012, of which Mrs. Godley is trustee (60,000 shares); and (iv) the Tyler Godley Children 2012 Irrevocable Trust dated December 17, 2012, of which Mrs. Godley is trustee (180,000 shares). Mr. Godley disclaims beneficial ownership of the shares held by trusts for which his wife is trustee. The amount stated also consists of 2,000 shares subject to options either currently exercisable or exercisable within 60 days of March 8, 2013, over which Mr. Godley will not have voting or investment power until the options are exercised. Such shares are considered outstanding for the purpose of computing the percentage of outstanding stock owned by Mr. Godley and by directors and executive officers as a group, but not for the purpose of computing the percentage ownership of any other person, except as stated elsewhere in these footnotes.

(10) Mr. Johnson is a Managing Director of Parallel. See footnote 4 above regarding the beneficial ownership of certain options granted to Mr. Johnson on March 27, 2012.

(11) The amount stated consists of 2,000 shares subject to options either currently exercisable or exercisable within 60 days of March 8, 2013, over which Mr. de Molina will not have voting or investment power until the options are exercised. Such shares are considered outstanding for the purpose of computing the percentage of outstanding stock owned by Mr. de Molina and by directors and executive officers as a group, but not for the purpose of computing the percentage ownership of any other person.

(12) The amount stated consists of 2,000 shares subject to options either currently exercisable or exercisable within 60 days of March 8, 2013, over which Mr. Palomares will not have voting or investment power until the options are exercised. Such shares are considered outstanding for the purpose of computing the percentage of outstanding stock owned by Mr. Palomares and by directors and executive officers as a group, but not for the purpose of computing the percentage ownership of any other person.

(13) Mr. Perez is a Managing Director with Palladium. See footnote 3 above regarding the beneficial ownership of certain options granted to Mr. Perez on March 27, 2012.

(14) Mr. Scott is a Managing Director with Palladium. See footnote 3 above regarding the beneficial ownership of certain options granted to Mr. Scott on March 27, 2012.

(15) The amount stated consists of 110,715 shares subject to options either currently exercisable or exercisable within 60 days of March 8, 2013, over which Mr. Barry will not have voting or investment power until the options are exercised. The shares described in this footnote are considered outstanding for the purpose of computing the percentage of outstanding stock owned by Mr. Barry and by directors and executive officers as a group, but not for the purpose of computing the percentage ownership of any other person.

(16) The amount stated consists of 299,844 shares subject to options either currently exercisable or exercisable within 60 days of March 8, 2013, over which Mr. Quattlebaum will not have voting or investment power until the options are exercised. Such shares are considered outstanding for the purpose of computing the percentage of outstanding stock owned by Mr. Quattlebaum and by directors and executive officers as a group, but not for the purpose of computing the percentage ownership of any other person, except as stated elsewhere in these footnotes. The remaining 80,131 shares are jointly held by Mr. Quattlebaum and his wife, Sherri Quattlebaum. Mr. Quattlebaum is our President and Chief Operating Officer, and Mr. and

Mrs. Quattlebaum are parties to the Shareholders Agreement described under "Certain Relationships and Related Person Transactions" above.

(17) The amount stated consists of 5,000 shares subject to options either currently exercisable or exercisable within 60 days of March 8, 2013, over which Ms. Masters will not have voting or investment power until the options are exercised. The shares described in this footnote are considered outstanding for the purpose of computing the percentage of outstanding stock owned by Ms. Masters and by directors and executive officers as a group, but not for the purpose of computing the percentage ownership of any other person.


Regional
Management Corp.

Regional Management Corp.

NYSE: RM

"Your Hometown Credit Source"

QUICK FACTS
(as of December 31, 2012)

Branches: 221

Geography: 7 states
- South Carolina
- Texas
- North Carolina
- Tennessee
- Alabama
- Oklahoma
- New Mexico

Year founded: 1987

MANAGEMENT TEAM:

Thomas F. Fortin
Chief Executive Officer

C. Glynn Quattlebaum
President & Chief Operating Officer

Donald E. Thomas, CPA
Executive Vice President and Chief Financial Officer

A. Michelle Masters
Senior Vice President, Strategic Development & Assistant Secretary

Brian J. Fisher
Vice President, General Counsel and Secretary

COMPANY OVERVIEW

Regional Management Corp. is a diversified, specialty consumer finance company focused on high-touch, relationship-based lending offering flexible and affordable loan products to customers with limited access to traditional credit. Regional's integrated branch model is the foundation of its multi-channel origination strategy, with nearly all loans serviced at branches, creating strong customer relationships from frequent in-person contact. The Company has over 245,000 accounts and $437.6 million in finance receivables as of December 31, 2012.

BRANCH NETWORK / ORIGINATION CHANNELS

Regional operates 221 branches in seven states and has developed additional origination channels, including more than 1,200 franchise auto dealerships, over 2,200 independent auto dealerships, more than 600 furniture and appliance retailers, and a robust direct mail channel as of December 31, 2012.

LOAN PRODUCTS & FEATURES

Regional loans provide a more affordable, flexible solution than alternative financial service products and offer monthly credit reporting to help customers establish or potentially repair credit history. The Company takes pride in underwriting the story behind each customer, not just their credit score. Regional loans are sized to allow customers to affordably make payments from disposable income. The Company relies on a sound underwriting methodology developed over 25 years to achieve a strong, stable portfolio quality and credit performance with low and consistent net charge-offs which decreased from 8.4% of average receivables in 2008 to 6.5% in 2012.

Loan Features
- Fixed Rate
- Fixed Term
- Equal Monthly Payments
- Fully-Amortizing
- Flexible Loan Sizes & Maturities
- No Pre-Payment Penalties

Loan Products	Size	Term
Small installment loans	Range: $300 – $2,500 Average: $1,179	Up to 36 months
Large installment loans	Range: $2,500 – $20,000 Average: $3,503	18 to 60 months
Automobile purchase loans	Range: Up to $27,500 Average: $11,584	36 to 72 months
Furniture & appliance purchase loans	Range: Up to $7,500 Average: $1,520	6 to 48 months

OPPORTUNITY FOR GROWTH

Regional serves a large and growing addressable market of underbanked and non-prime consumers. The Company plans to continue expanding its reach in current and nearby states and expand its relationships with automobile dealerships and furniture retailers. The Company has identified 11,500 additional auto dealerships and 3,400 furniture retailers within its existing geographic footprint and the opportunity to open 800 additional retail branches.

KEY BUSINESS & FINANCIAL HIGHLIGHTS

- Revenue: CAGR of 19.5% from $66.7 million in 2008 to $136.0 million in 2012
- Net income: CAGR of 40.6% from $6.5 million in 2008 to $25.4 million in 2012
- Aggregate finance receivables have grown at a CAGR of 22.8% from $192.3 million in 2008 to $437.6 million in 2012
- Fourth quarter 2012 same-store revenue growth of 17.0%

CONTACT INFORMATION:

Regional Management Corp.
509 West Butler Road
Greenville, SC 29607
Telephone: (864) 422-8011
www.regionalmanagement.com

Investor Inquiries:
Garrett Edson, ICR
(203) 682-8331
Garrett.Edson@icrinc.com

Media Inquiries:
Kim Paone, ICR
(646) 277-1216
Kim.Paone@icrinc.com


Regional
Management Corp.

